As filed with the Securities and Exchange Commission on October 29, 2007
Registration No. 333-146015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Williams Pipeline Partners L.P.
(Exact name of registrant as specified in its charter)

Delaware	4922	26-0834035
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Holland & Hart LLP 555 17th Street, Suite 3200 Denver, Colorado 80202 (303) 295-8000 Attn: Lucy Schlauch Attn: Gregory Lindley	Andrews Kurth LLP 1350 I Street, NW, Suite 1100 Washington, D.C. 20005 (202) 662-2700 Attn: William J. Cooper	Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 (713) 758-2222 Attn: Dan A. Fleckman

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 29, 2007
PROSPECTUS

13,000,000 Common Units
Representing Limited Partner Interests

We are a limited partnership recently formed by The Williams Companies, Inc. This is the initial public offering of our common units. We expect the initial public offering price to be between $19.00 and $21.00 per common unit. We intend to apply to list the common units on the New York Stock Exchange under the symbol “WMZ.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 17.

	Per Common Unit	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to Williams Pipeline Partners L.P. (before expenses)	$	$

(1)	Excludes structuring fees of $ .

We have granted the underwriters a 30-day option to purchase up to an additional 1,950,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 13,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about           , 2007.

Joint Book-Running Managers

Lehman Brothers	Citi

          , 2007

Our initial asset will consist of a 25% general partnership interest in Northwest.

Northwest Pipeline
Other Pipelines
Facilities
Underground Gas Storage
Liquefied Natural Gas (LNG)
Selected
Gas Producing Region
Western
Canada
Sedimentary
Basin
Calgary
Vancouver
Sumas
Seattle
Spokane
Kellog
Wenatchee
Moses Lake
Lewiston
Jackson
Prairie
Plymouth
Portland
Northwest Pipeline
Boise
Grants Pass
Owyhee
Big Horn
Basin
Powder River
Basin
Wind River
Basin
Green River
Basin
Clay Basin
Salt Lake City
Uinta Basin
Paradox
Basin
San Juan
Basin

Until          , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 17 and the historical and pro forma financial statements. Unless indicated otherwise, the information presented in this prospectus assumes (i) an initial public offering price of $20.00 per common unit and (ii) that the underwriters do not exercise their option to purchase additional units. We include a glossary of some of the terms used in this prospectus as Appendix B.

References in this prospectus to “Williams Pipeline Partners L.P.,” “we,” “our,” “us” or like terms when used in a historical context refer to the 25% general partnership interest in Northwest Pipeline GP that will be purchased by and contributed to a wholly owned subsidiary of Williams Pipeline Partners L.P. in connection with this offering. When used in the present tense or prospectively, those terms refer to Williams Pipeline Partners L.P. and its subsidiaries.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Williams Pipeline Partners L.P.

Overview

We are a growth-oriented limited partnership recently formed by The Williams Companies, Inc., or Williams, to own and operate natural gas transportation and storage assets. Our initial asset is a 25% general partnership interest in Northwest Pipeline GP, or Northwest, which owns an approximate 3,900-mile, bi-directional, interstate natural gas pipeline system that extends from the San Juan Basin in New Mexico, through the Rocky Mountains and to the Northwestern United States. Northwest also has working natural gas storage capacity of approximately 12.4 billion cubic feet, or Bcf.

The remaining 75% general partnership interest in Northwest is owned by Williams Gas Pipeline Company, LLC, or Williams Gas Pipeline, which is a subsidiary of Williams. As of December 31, 2006, Williams Gas Pipeline owned approximately 14,400 miles of interstate natural gas pipelines consisting of a 100% equity interest in Northwest and a 100% equity interest in Transcontinental Gas Pipe Line Corporation, which operates the Transcontinental pipeline system that extends from South Texas to the New York City metropolitan area. In addition, Williams Gas Pipeline owns a 50% equity interest in Gulfstream Natural Gas System, L.L.C., an approximate 690-mile interstate pipeline system that extends from the Mobile Bay area in Alabama across the Gulf of Mexico to markets in Florida. We intend to expand our asset base through both organic growth and acquisitions, including potential acquisitions from Williams and third parties. After this offering, Williams will own a 2% general partner interest and a 44.4% limited partner interest in us. We believe Williams’ continued ownership interest in us and our access to its experienced and proven management team will benefit us in the execution of our growth strategy.

Northwest’s System

Northwest owns and operates a natural gas pipeline system that extends from the San Juan Basin in northwestern New Mexico and southwestern Colorado through Colorado, Utah, Wyoming, Idaho, Oregon and Washington to a point on the Canadian border near Sumas, Washington. Northwest’s system includes approximately 3,900 miles of mainline and lateral transmission pipeline and 41 transmission compressor stations. Its compression facilities have a combined sea level-rated capacity of approximately 473,000 horsepower. At June 30, 2007, Northwest had long-term firm transportation contracts, including peaking service, with aggregate capacity reservations of approximately 3.4 Bcf of natural gas per day. Northwest also has approximately 12.4 Bcf of working natural gas storage capacity.

Northwest has access to multiple strategic natural gas supply basins, including basins in the Rocky Mountain region, the San Juan Basin and the Western Canadian Sedimentary Basin, or WCSB. Northwest provides natural gas transportation services for markets in Washington, Oregon, Idaho, Wyoming, Nevada, Utah, Colorado, New Mexico, California and Arizona, either directly or indirectly through interconnections with other pipelines. Northwest is the only interstate natural gas pipeline that currently provides service to certain key markets, including Seattle, Washington, Portland, Oregon and Boise, Idaho. In addition, we believe that Northwest provides competitively priced services in markets such as Reno, Nevada, Spokane, Washington and Medford, Oregon that are also served by other interstate natural gas pipelines.

Northwest transports and stores natural gas for a broad mix of customers, including local natural gas distribution companies, or LDCs, municipal utilities, direct industrial users, electric power generators and natural gas marketers and producers. For the year ended December 31, 2006, Northwest’s two largest customers were Puget Sound Energy, Inc. and Northwest Natural Gas Co., which accounted for approximately 19.9% and 10.9%, respectively, of its total operating revenues during that period. No other customer accounted for more than 10% of total operating revenues during that period.

Northwest’s Operations

Northwest’s rates are subject to the rate-making policies of the Federal Energy Regulatory Commission, or FERC. Northwest provides a significant portion of its transportation and storage services pursuant to long-term firm contracts. A “firm” contract obligates customers to pay Northwest a monthly capacity reservation fee, which is a fee that Northwest charges a customer to reserve an agreed upon amount of pipeline or storage capacity regardless of the amount of pipeline or storage capacity actually utilized by a customer. When a customer utilizes the capacity it has reserved under a firm transportation contract, Northwest also collects a volumetric fee based on the quantity of natural gas transported. These volumetric fees are typically a small percentage of the total fees received under a firm contract. Over 99% of Northwest’s long-term firm contracts are at the maximum rate allowed under Northwest’s tariff, as distinguished from discounted rates. For additional information about interstate pipeline rates, please see “Regulatory Matters — FERC Regulation.” Northwest also derives a small portion of its revenues from short-term firm and interruptible contracts under which customers pay fees for transportation, storage and other related services. The following table sets forth certain information regarding Northwest’s contracts and revenues, as of and for the six months ended June 30, 2007:

Revenue Composition(1)			Weighted Average
Long-Term Firm Contracts		Short-Term	Remaining Long-
Capacity		Firm and	Term Firm
Reservation	Volumetric	Interruptible	Contract Life
Fees	Fees	Services	(in years)(2)

90.9%	4.9%	4.2%	8.46

(1)	Excludes other revenues of $2.4 million for the six months ended June 30, 2007 primarily associated with certain subleases of Northwest’s Salt Lake City office building and the FERC annual charge adjustment, or ACA, which is an annual charge collected and remitted to FERC for its administrative expenses.

(2)	The weighted average long-term firm contract life was calculated based on the average annual reservation revenue under currently effective rates for each contract’s remaining life as of June 30, 2007. A long-term firm contract is a contract that has a term of one year or more.

The high percentage of Northwest’s revenue derived from capacity reservation fees helps mitigate the risk of revenue fluctuations caused by changing supply and demand conditions. For additional information about Northwest’s contracts, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Our Operations” and “Business — Regulatory Matters.”

Our Relationship with Williams

One of our principal attributes is our relationship with Williams, an integrated energy company with 2006 revenues in excess of $11.8 billion. Williams trades on the New York Stock Exchange, or NYSE, under the symbol “WMB.” Williams operates in numerous aspects of the energy industry, including natural gas exploration and production, midstream services and interstate natural gas transportation. Williams has owned or operated interstate natural gas transportation and storage assets for more than 23 years.

Williams has a long history of successfully expanding its energy infrastructure businesses and consummating complementary acquisitions of energy assets and intends to use our partnership to own and grow its natural gas transportation and storage business. Although we expect to have the opportunity to make additional acquisitions directly from Williams in the future, we cannot say with any certainty which, if any, of these acquisition opportunities may be made available to us or if we will choose to pursue any such opportunities. In addition, through our relationship with Williams, we will have access to a significant pool of management talent and strong commercial relationships throughout the energy industry. Williams has significant experience in forming and managing master limited partnerships, having formed and managed Williams Energy Partners, L.P., now known as Magellan Midstream Partners, L.P., until its sale in 2003 and Williams Partners L.P., or Williams Partners, in which Williams currently owns a 20.5% limited partner interest and the 2% general partner interest.

While our relationship with Williams and its affiliates is a significant attribute, it is also a source of potential conflicts. For example, Williams is in the natural gas transportation and storage business and is not restricted from competing with us. Williams and its affiliates, including Williams Partners, which trades on the NYSE under the symbol “WPZ,” may compete with Northwest or us. Williams and its affiliates may acquire, construct or dispose of natural gas transportation, storage or other assets in the future, some or all of which may compete with our or Northwest’s assets, without any obligation to offer us or Northwest the opportunity to purchase or construct such assets. In addition, all of the executive officers and certain of the directors of Williams Pipeline GP LLC, our general partner, also serve as officers and/or directors of Williams and Williams Partners’ general partner, and these officers and directors face conflicts of interest. Please read “Conflicts of Interest and Fiduciary Duties.”

Upon the completion of this offering, Williams will indirectly own a 2% general partner interest in us, all of our incentive distribution rights and a 44.4% limited partner interest in us. We will enter into an omnibus agreement with Williams and certain of its affiliates, including our general partner, that will govern our relationship with them regarding certain reimbursement, indemnification and licensing matters. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

Business Strategies

Our primary business objectives are to generate stable cash flows and, over time, to increase our quarterly cash distributions per unit. To achieve these objectives, we intend to:

•	identify and consummate accretive acquisitions of natural gas transportation and storage assets from Williams, third parties or both;

•	pursue economically attractive organic expansion opportunities on Northwest’s system and greenfield construction projects;

•	expand Northwest’s access to diverse sources of natural gas supply;

•	continue to focus on optimizing Northwest’s revenue profile, managing its costs and maintaining its safe and reliable operations and its excellent customer service; and

•	cause Northwest to continue to operate its pipeline and storage assets in a safe and reliable manner.

Competitive Strengths

We believe we are well positioned to successfully execute our business strategies because of the following competitive strengths:

•	our ability to grow through acquisitions, organic expansion opportunities and greenfield construction projects is enhanced by our affiliation with Williams;

•	Northwest’s cash flow is relatively stable due to the high percentage of revenues it derives from capacity reservation fees and the long-term nature of its contracts;

•	Northwest operates a bi-directional pipeline system that is strategically located with access to a number of diverse supply regions, which allows it to transport competitively priced natural gas to growing end-use markets;

•	Northwest has a strong and defensible market position;

•	Northwest has long-standing relationships with its high-quality customers; and

•	the senior management team and board of directors of our general partner include some of the most senior officers of Williams, who have extensive industry experience, including experience managing master limited partnerships.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units that you should carefully consider before making an investment in our common units. Those risks are described under the caption “Risk Factors” beginning on page 19.

The Transactions and Partnership Structure

General

We have recently been formed as a Delaware limited partnership to own and operate certain natural gas transportation and storage assets. As is common with publicly traded partnerships and in order to maximize operational flexibility, we will conduct our operations through subsidiaries. We will have one direct operating subsidiary initially, Williams Pipeline Operating LLC, a Delaware limited liability company that will conduct business through itself and its subsidiaries and will indirectly hold our 25% general partnership interest in Northwest.

At the closing of this offering, the following transactions will occur:

•	we will issue 13,000,000 common units to the public in this offering, representing a 53.6% limited partner interest in us, and will use the net proceeds from this offering to pay expenses and purchase from Northwest a 12.9% general partnership interest in Northwest;

•	we will issue to our general partner 3,003,565 common units and 7,759,304 subordinated units representing an aggregate 44.4% limited partner interest in us, plus 484,957 general partner units representing a 2% general partner interest in us and all of our incentive distribution rights, which entitle our general partner to increasing percentages of the cash we distribute in excess of $0.330625 per limited partner unit per quarter, in exchange for the contribution of a 12.1% general partnership interest in Northwest (which combined with the interest purchased directly from Northwest will result in our owning a 25% general partnership interest in Northwest);

•	we will enter into an omnibus agreement with Williams and certain of its affiliates, including our general partner, that will govern our relationship with them regarding certain reimbursement, indemnification and licensing matters;

•	Northwest will distribute $239.7 million to a subsidiary of Williams as a reimbursement for capital expenditures incurred with respect to Northwest’s assets; and

•	we will enter into a working capital credit agreement with Williams as the lender, with a borrowing capacity of $20 million.

Management of Williams Pipeline Partners L.P.

Our general partner, Williams Pipeline GP LLC, has sole responsibility for conducting our business and managing our operations and activities, and its board of directors will make decisions on our behalf. Williams

Gas Pipeline, as the sole member of our general partner, will elect all of the members to the board of directors of our general partner. All of the executive officers and certain of the directors of our general partner also serve as officers of Williams and Williams Partners’ general partner. For more information about these individuals, please read “Management — Directors and Executive Officers of Our General Partner.” Our general partner will be entitled to distributions with respect to its common and subordinated units, general partner units and, if specified requirements are met, with respect to its incentive distribution rights. Please read “Cash Distribution Policy and Restrictions on Distributions,” “Provisions of Our Partnership Agreement Relating to Cash Distributions” and “Certain Relationships and Related Party Transactions.”

Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or its directors.

Principal Executive Offices and Internet Address

Our principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172-0172, and our telephone number is (918) 573-2000. Our website is located at www.williamspipelinepartners.com, and will be activated in connection with this offering. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to holders of our limited partner units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary” duty. However, because our general partner is indirectly wholly owned by Williams, the officers and directors of our general partner have fiduciary duties to manage the business of our general partner in a manner beneficial to Williams. Williams also owns the general partner of Williams Partners, and all of the executive officers and certain of the directors of our general partner also serve as officers and/or directors of Williams and Williams Partners’ general partner. As a result of these relationships, conflicts of interest may arise in the future between us and the holders of our limited partner units, on the one hand, and our general partner and its affiliates (including Williams Partners), on the other hand. For a more detailed description of the conflicts of interest of our general partner, please read “Risk Factors — Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.”

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to holders of our limited partner units. Our partnership agreement also restricts the remedies available to holders of our limited partner units for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to such holders. Our partnership agreement also provides that affiliates of our general partner, including Williams, Williams Partners and their affiliates, are not restricted from competing with Northwest or us.

Northwest converted from a corporation to a general partnership on October 1, 2007. The general partnership agreement of Northwest contains similar provisions that limit the duties each partner owes to Northwest and the other partner. Upon the consummation of this offering, Williams will own a 75% general partnership interest in Northwest, and we will own the remaining 25% general partnership interest.

Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary and Other Duties” for a description of the fiduciary duties imposed on general partners by, and certain rights and remedies of unitholders under, Delaware law and the material modifications of these duties, rights and remedies contained in our partnership agreement.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

Organizational Structure and Ownership After the Transactions

The following diagram provides a simplified depiction of our organizational structure and ownership after giving effect to the transactions.

Public Common Units	53.6%
Williams and Subsidiaries Common and Subordinated Units	44.4%
General Partner Interest	2.0%

Total	100.0%

The Williams Companies, Inc.
(NYSE: WMB)
100%
membership interest
Williams Gas Pipeline
Company, LLC
100%
membership interest
Williams Pipeline GP LLC
3,003,565 Common Units
7,759,304 Subordinated Units
484,957 General Partner Units
Incentive Distribution Rights
75%
general partnership interest
Public Unitholders
13,000,000 Common Units
53.6%
limited
partner
interest
44.4% limited partner interest
2.0% general partner interest
Williams
PIPELINE PARTNERS L.P.
(NYSE: WMZ)
100%
membership interest
Williams Pipeline
Operating LLC
25%
general partnership interest
Northwest
Pipeline GP

Note:  Dotted line represents indirect ownership.

The Offering

Common units offered by us	• 13,000,000 common units;

• plus 1,950,000 additional common units if the underwriters’ option to purchase additional common units is exercised in full.

Units outstanding after this offering	16,003,565 common units and 7,759,304 subordinated units, representing a 66% and 32% limited partner interest in us, respectively. Our general partner will own 484,957 general partner units, representing a 2% general partner interest in us, and the incentive distribution rights.

Use of proceeds	We intend to use the net proceeds of approximately $243.1 million from this offering to:

• pay $239.7 million to purchase from Northwest a 12.9% general partnership interest in Northwest; and

• pay $3.4 million of expenses associated with this offering and related formation transactions.

Northwest will distribute $239.7 million to a subsidiary of Williams as a reimbursement for capital expenditures incurred with respect to Northwest’s assets.

If the underwriters’ option to purchase additional common units is exercised in full, we will use the net proceeds of approximately $36.5 million from the sale of these additional common units to redeem from our general partner the number of common units equal to the number of common units issued upon exercise of the underwriters’ option.

Cash distributions	We intend to make minimum quarterly distributions of $0.2875 per limited partner unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner in reimbursement for all expenses incurred by it on our behalf. We will pay investors in this offering a prorated distribution for the first quarter during which we are a publicly traded partnership. Such distribution will cover the period from the closing date of this offering to and including December 31, 2007. We expect to pay this cash distribution on or about February 14, 2008. In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received the minimum quarterly distribution of $0.2875 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $0.2875; and

• third, 98% to all holders of common and subordinated units, and 2% to our general partner, until each unit has received a distribution of $0.330625.

If cash distributions exceed $0.330625 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.”

We must distribute an amount equal to our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash” and we define its meaning in our partnership agreement and in the glossary of terms included in this prospectus as Appendix B. The amount of available cash may be greater than or less than the aggregate minimum quarterly distribution to be distributed on all common and subordinated units.

We believe, based on the estimates and the assumptions described under “Cash Distribution Policy and Restrictions on Distributions — Minimum Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2008,” that we will have sufficient available cash to pay distributions to enable us to pay the full minimum quarterly distribution of $0.2875 on all of our common and subordinated units for each quarter through September 30, 2008. However, on a pro forma basis, we would have been unable to pay any distributions on our limited partner units for the year ended December 31, 2006. For the twelve months ended June 30, 2007, the amount of pro forma cash available for distribution would have been sufficient to allow us to pay the full minimum quarterly distribution on only 43.6% of our common units, and we would have been unable to pay any distributions on our subordinated units during that period. Please read “Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2006 and Twelve Months Ended June 30, 2007.”

Subordination period	The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distributions until the common units have received the minimum quarterly distribution of $0.2875 per unit, plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end once we meet the financial tests set forth in our partnership agreement. Except as described below, it generally cannot end before December 31, 2010.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early termination of subordination period	If we have earned and paid an amount that equals or exceeds $1.725 (150% of the annualized minimum quarterly distribution) on each outstanding unit for any four-quarter period, the subordination period will automatically terminate and all of the subordinated units will convert into common units. Please read “Provisions of

Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

General partner’s right to reset the target distribution levels	Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on the distribution for the two quarters prior to the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution amount”) and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as in our current target distribution levels.

In connection with resetting these target distribution levels, our general partner will be entitled to receive Class B common units and additional general partner units. The Class B common units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B common units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. For a more detailed description of our general partner’s right to reset the target distribution levels upon which the incentive distribution payments are based and the concurrent right of our general partner to receive Class B common units and additional general partner units in connection with this reset, please see “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights — General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	We can issue an unlimited number of common units without the consent of unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of our general partner. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding limited partner units, including any limited partner units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner will own an aggregate of 45.3% of our limited partner units, assuming no exercise of the underwriters’ option to purchase additional common units. This will allow our general partner to prevent its involuntary removal.

Limited call right	If at any time our general partner and its affiliates own more than 75% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of this limited call right.

Eligible Holders and redemption	Only Eligible Holders will be entitled to receive distributions or be allocated income or loss from us. Eligible Holders are:

• individuals or entities subject to U.S. federal income taxation on the income generated by us; or

• entities not subject to U.S. federal taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation.

We have the right, which we may assign to any of our affiliates, but not the obligation, to redeem all of the common and subordinated units of any holder that is not an Eligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. The purchase price for such redemption would be equal to the lower of the holder’s purchase price and the then-current market price of the units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Please read “Description of the Common Units — Transfer of Common Units” and “The Partnership Agreement — Non-Taxpaying Assignees; Redemption.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2010, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than % of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.15 per common unit, we estimate that your average allocable taxable income per year will be no more than $ per common unit. Please read “Material Tax Consequences — Tax Consequences of Common Unit Ownership” for the basis of this estimate.

Material tax consequences	For a discussion of material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Exchange listing	We intend to apply to list the common units on the NYSE under the symbol “WMZ.”

Summary Historical and Pro Forma
Financial and Operating Data

The following tables show (i) summary historical financial data of Williams Pipeline Partners Predecessor (which reflects a 25% ownership interest in Northwest on a historical basis, including the effects of purchase accounting), (ii) summary pro forma financial data for Williams Pipeline Partners L.P., and (iii) summary historical financial and operating data of Northwest. The information in this Summary Historical and Pro Forma Financial and Operating Data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus.

The summary historical financial data of Williams Pipeline Partners Predecessor as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 are derived from the audited historical financial statements of Williams Pipeline Partners Predecessor included elsewhere in this prospectus. The summary historical financial data of Williams Pipeline Partners Predecessor as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 are derived from the unaudited historical financial statements of Williams Pipeline Partners Predecessor included elsewhere in this prospectus.

The summary pro forma financial data of Williams Pipeline Partners L.P. for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 are derived from the unaudited pro forma financial statements of Williams Pipeline Partners L.P. included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on June 30, 2007 in the case of the pro forma balance sheet, and on January 1, 2006 in the case of the pro forma statements of income for the year ended December 31, 2006 and for the six months ended June 30, 2007. These transactions include:

•	the issuance by Williams Pipeline Partners L.P. of common units to the public and its purchase of a 12.9% interest in Northwest, followed by a distribution by Northwest of a portion of the proceeds to a subsidiary of Williams as a reimbursement for capital expenditures incurred with respect to Northwest’s assets;

•	the issuance to our general partner of 3,003,565 common units, 7,759,304 subordinated units, 484,957 general partner units, and all of our incentive distribution rights in exchange for the contribution of a 12.1% general partnership interest in Northwest;

•	the payment of estimated underwriting commissions and other offering expenses;

•	the conversion of Northwest Pipeline Corporation to a general partnership; and

•	the transfer of the Parachute Lateral to an affiliate of Williams (as discussed in “Business — Capital Projects — Parachute Lateral”).

The following tables include the following financial measures that were not prepared in accordance with generally accepted accounting principles, or GAAP:

•	Northwest’s Adjusted EBITDA;

•	Williams Pipeline Partners Predecessor’s historical and our pro forma cash available for distribution; and

•	Northwest’s cash available for distribution.

These measures are presented because such information is relevant to, and will be used by, management, industry analysts, investors, lenders and rating agencies to assess the financial performance and operating results of our fundamental business activities. For a reconciliation of these measures to their most directly comparable financial measures calculated in accordance with GAAP, please read “— Non-GAAP Financial Measures.”

Our 25% general partnership interest in Northwest will not be consolidated in our financial results, but will be accounted for using the equity method of accounting. Distributions from Northwest will provide substantially all of the cash we expect to distribute to our unitholders. The general partnership agreement for

Northwest provides for quarterly distributions of available cash to its partners. Please read “Cash Distribution Policy and Restrictions on Distributions — General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” for more information on the manner in which Northwest will distribute cash to its partners.

						Williams Pipeline Partners L.P.
	Williams Pipeline Partners Predecessor					Pro Forma
				Six Months Ended		Year Ended	Six Months
	Year Ended December 31,			June 30,		December 31,	Ended June 30,
	2004	2005	2006	2006	2007	2006	2007
	(Thousands of dollars, except per unit measures)

Income Statement Data:
Equity earnings from investment in Northwest(1)	$18,494	$17,244	$13,616	$8,010	$15,186	$21,417	$24,087
General and administrative expenses(2)	—	—	—	—	—	(3,000)	(1,500)

Net income	$18,494	$17,244	$13,616	$8,010	$15,186	$18,417	$22,587

Net income per limited partners’ unit (basic and diluted)
Common units			$0.62		$0.69	$0.84	$0.87
Subordinated units			0.62		0.69	0.84	0.87
Balance Sheet Data (at period end):
Investment in Northwest(1)		$189,087	$214,486		$229,822		$278,374
Total partners’ capital		189,087	214,486		229,822		278,374
Other Financial Data:
Cash available for distribution (unaudited)	$28,488	$19,013	$(571)	$11,044	$21,128	$(1,571)	$20,309

(1)	The acquisition of Northwest in 1983 by Williams was accounted for using the purchase method of accounting. Accordingly, Williams performed an allocation of the purchase price to Northwest’s assets and liabilities, based on their estimated fair values at the time of the acquisition. The purchase price allocation was not pushed down to Northwest, as FERC policy does not permit Northwest to recover these amounts through its rates, and Northwest is not required to reflect Williams’ purchase price allocations in its financial statements. The financial statements of Northwest included elsewhere herein reflect the original basis in its assets and liabilities and exclude the impacts from the excess purchase price allocation. The income statements of Williams Pipeline Partners Predecessor have been adjusted to include its 25% share of the after-tax depreciation of the purchase price allocation from Williams in the amount of $0.7 million for each of the years ended December 31, 2004, 2005 and 2006, and $0.3 million for each of the six months ended June 30, 2006 and 2007. The balance sheets of Williams Pipeline Partners Predecessor have been adjusted to include its 25% interest in the purchase price allocation from Williams in the amount of $11.9 million and $11.2 million as of December 31, 2005 and 2006, respectively, and $10.9 million as of June 30, 2007.

(2)	Upon completion of this offering, we anticipate incurring incremental general and administrative expenses of approximately $3.0 million per year as a result of being a publicly traded partnership. Williams will provide us with a partial credit for general and administrative expenses incurred on our behalf through 2011. For 2007, the amount of this credit will be $2.0 million on an annualized basis, but it will be pro rated from the closing of this offering through the end of the year. In 2008, the amount of the general and administrative expense credit will be $2.0 million, and it will decrease by $0.5 million for each subsequent year. As a result, after 2011, we will no longer receive any credit and will be required to reimburse Williams for all of the general and administrative expenses incurred on our behalf.

Northwest

The summary historical financial information below for Northwest as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, unless otherwise noted, is derived from the audited historical financial statements of Northwest included elsewhere in this prospectus. The summary historical financial information below for Northwest as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 is derived from the unaudited historical financial statements of Northwest included elsewhere in this prospectus. The operating data for all periods presented are derived from the unaudited records of Northwest.

References in this prospectus to “Northwest” for periods prior to October 1, 2007 refer to Northwest Pipeline Corporation. On October 1, 2007, Northwest Pipeline Corporation converted to a general partnership. References to Northwest after that date refer to Northwest Pipeline GP, unless otherwise indicated.

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	(Thousands of dollars)

Income Statement Data:
Operating revenues	$338,532	$321,457	$324,250	$159,553	$205,698
Operating expenses:
General and administrative	51,062	49,749	56,463	26,865	31,355
Operation and maintenance	42,878	53,330	65,763	30,334	30,844
Depreciation	65,615	66,333	75,192	35,184	39,405
Regulatory credits	(7,180)	(4,446)	(4,469)	(2,616)	(1,745)
Taxes, other than income taxes	17,492	15,115	15,018	8,914	6,480
Regulatory liability reversal(1)	—	—	—	—	(16,562)
Impairment charges(2)	8,872	—	—	—	—

Total operating expenses	178,739	180,081	207,967	98,681	89,777

Operating income	159,793	141,376	116,283	60,872	115,921

Other income (net)	5,278	10,597	16,597	10,915	9,559

Interest charges:
Interest on long-term debt	38,721	38,164	43,649	19,189	24,104
Other interest	3,368	3,389	3,824	1,913	2,538
Allowance for borrowed funds used during construction	(452)	(1,529)	(4,557)	(1,600)	(934)

Total interest charges	41,637	40,024	42,916	19,502	25,708

Income before income taxes	123,434	111,949	89,964	52,285	99,772
Provision for income taxes	46,779	40,194	32,821	18,909	37,851

Net income	$76,655	$71,755	$57,143	$33,376	$61,921

(1)	Change in accounting estimate related to a pension regulatory liability. Northwest historically recorded a regulatory asset or liability for the difference between pension expense as estimated under Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions,” and the amount Northwest funded as a contribution to its pension plans. As a result of recent information, including its most recent rate filing, Northwest re-assessed the probability of refunding this difference and concluded that it is not probable that it will be refunded in future rates.

(2)	Previously capitalized costs related to one segment of the Northwest system that was not returned to service.

Northwest

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	(Thousands of dollars, except operating data)

Cash Flow and Other Financial Data:
Net cash provided by operating activities	$181,848	$108,135	$189,258	$90,263	$89,752
Adjusted EBITDA (unaudited)	227,100	203,263	187,006	93,440	137,019
Cash available for distribution (unaudited)	113,951	76,050	(2,282)	44,174	84,512
Capital expenditures:
Expansion capital (unaudited)	22,667	40,650	315,706	100,760	40,404
Maintenance capital (unaudited)	79,094	95,053	153,303	33,896	27,289
Allowance for borrowed funds used during construction	452	1,529	4,557	1,600	934

Total capital expenditures	102,213	137,232	473,566	136,256	68,627
Balance Sheet Data (at period end):
Net property, plant and equipment		$1,328,895	$1,776,023		$1,811,077
Total assets		1,616,104	1,992,854		2,014,666
Long-term debt, including current maturities		520,080	687,075		696,487
Total common stockholder’s equity		708,757	813,037		875,558
Operating Data (amounts in Tbtu):
Transportation volumes	650	673	676	322	360
Average daily transportation volumes	1.8	1.8	1.9	1.8	2.0
Average daily reserved capacity under long-term base firm contracts, excluding peak capacity of 0.9 Tbtu	2.5	2.5	2.5	2.5	2.5
Average daily reserved capacity under short-term firm contracts	0.6	0.8	0.9	0.8	0.8

Non-GAAP Financial Measures

We define our cash available for distribution as our net income, less equity earnings from investment in Northwest, plus a general and administrative expense credit and cash available for distribution from Northwest.

Our cash available for distribution does not reflect changes in working capital balances. Our pro forma cash available for distribution for the year ended December 31, 2006 and six months ended June 30, 2007 includes our anticipated incremental general and administrative expenses related to our being a publicly traded partnership.

For Northwest, we define Adjusted EBITDA as net income, plus interest expense net of non-cash allowance for debt funds used during construction, or debt AFUDC, income tax expense and depreciation and amortization, less regulatory credits, interest income, and other income (expense), net. Other income (expense), net primarily consists of non-cash allowance for equity funds used during construction, or EAFUDC, and certain other items, including non-cash items. Our share of Northwest’s Adjusted EBITDA is 25%.

For Northwest, we define cash available for distribution as its Adjusted EBITDA, plus cash received for interest income, less cash paid for interest expense and maintenance capital expenditures.

Adjusted EBITDA and cash available for distribution will be used as supplemental financial measures by our management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest on our indebtedness and to make distributions; and

•	our operating performance and return on invested capital as compared to those of other publicly traded partnerships that own energy infrastructure assets, without regard to their financing methods and capital structure.

Adjusted EBITDA and cash available for distribution should not be considered alternatives to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA and cash available for distribution exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, Adjusted EBITDA and cash available for distribution as presented may not be comparable to similarly titled measures of other companies. Furthermore, while cash available for distribution is a measure we use to assess our ability to make distributions to our unitholders, cash available for distribution should not be viewed as indicative of the actual amount of cash that we have available for distribution or that we plan to distribute for a given period.

The following tables present reconciliations of the non-GAAP financial measures of cash available for distribution for Williams Pipeline Partners Predecessor and Williams Pipeline Partners L.P. and Adjusted EBITDA and cash available for distribution for Northwest to net income and net cash provided by operating activities, their most directly comparable GAAP financial measures, on a historical and on a pro forma basis.

Williams Pipeline Partners Predecessor and Williams Pipeline Partners L.P. (Unaudited)

						Williams Pipeline
						Partners L.P.
	Williams Pipeline Partners Predecessor					Pro Forma
							Six Months
						Year Ended	Ended
	Year Ended December 31,			Six Months Ended June 30,		December 31,	June 30,
	2004	2005	2006	2006	2007	2006	2007
	(Thousands of dollars)

Reconciliation of Non-GAAP “Cash available for distribution” to GAAP “Net income”
Net income	$18,494	$17,244	$13,616	$8,010	$15,186	$18,417	$22,587
Less:
Equity earnings from investment in Northwest	18,494	17,244	13,616	8,010	15,186	21,417	24,087
Add:
General and administrative expense credit	—	—	—	—	—	2,000	1,000
Cash available for distribution from Northwest	28,488	19,013	(571)	11,044	21,128	(571)	20,809

Cash available for distribution	$28,488	$19,013	$(571)	$11,044	$21,128	$(1,571)	$20,309

Reconciliation of Non-GAAP “Cash available for distribution” to GAAP “Net cash provided by operating activities”
Net cash provided by operating activities	$—	$—	$—	$—	$—	$(3,000)	$(1,500)
Add:
General and administrative expense credit	—	—	—	—	—	2,000	1,000
Cash available for distribution from Northwest	28,488	19,013	(571)	11,044	21,128	(571)	20,809

Cash available for distribution	$28,488	$19,013	$(571)	$11,044	$21,128	$(1,571)	$20,309

Northwest (Unaudited)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(Thousands of dollars)

Reconciliation of Non-GAAP “Adjusted EBITDA” and “Cash available for distribution” to GAAP “Net income”
Net income	$76,655	$71,755	$57,143	$33,376	$61,921
Add:
Interest expense	41,637	40,024	42,916	19,502	25,708
Income tax expense	46,779	40,194	32,821	18,909	37,851
Depreciation	65,615	66,333	75,192	35,184	39,405
Less:
Regulatory credits	7,180	4,446	4,469	2,616	1,745
Interest income	4,857	6,621	7,343	3,196	1,002
Other income (expense), net	(8,451)	3,976	9,254	7,719	25,119

Adjusted EBITDA — 100%	$227,100	$203,263	$187,006	$93,440	$137,019

Adjusted EBITDA — 25%	$56,775	$50,816	$46,752	$23,360	$34,255

Add:
Cash received for interest income	$5,066	$6,286	$7,682	$3,525	$866
Less:
Cash paid for interest expense	$39,121	$38,446	$43,667	$18,895	$26,084
Maintenance capital expenditures	79,094	95,053	153,303	33,896	27,289

Cash available for distribution — 100%	$113,951	$76,050	$(2,282)	$44,174	$84,512

Cash available for distribution — 25%	$28,488	$19,013	$(571)	$11,044	$21,128

Reconciliation of Non-GAAP “Adjusted EBITDA” and “Cash available for distribution” to GAAP “Net cash provided by operating activities”
Net cash provided by operating activities	$181,848	$108,135	$189,258	$90,263	$89,752
Interest income	(4,857)	(6,621)	(7,343)	(3,196)	(1,002)
Interest expense	41,637	40,024	42,916	19,502	25,708
Income taxes	13,255	58,765	3,290	1,154	18,097
Other	(3,804)	(5,201)	(2,753)	(5,520)	(5,452)
Changes in operating working capital:
Accounts receivable, including current income taxes	(1,495)	3,850	(1,384)	(4,224)	5,250
Other current assets	4,181	5,196	1,627	(7,246)	(5,016)
Accounts payable, including current income taxes	1,260	6,854	(40,477)	(6,519)	(425)
Other current liabilities	(8,187)	(11,072)	4,357	7,621	8,898
Other, including changes in noncurrent assets and liabilities	3,262	3,333	(2,485)	1,605	1,209

Adjusted EBITDA — 100%	$227,100	$203,263	$187,006	$93,440	$137,019

Adjusted EBITDA — 25%	$56,775	$50,816	$46,752	$23,360	$34,255

Add:
Cash received for interest income	$5,066	$6,286	$7,682	$3,525	$866
Less:
Cash paid for interest expense	39,121	38,446	43,667	18,895	26,084
Maintenance capital expenditures	79,094	95,053	153,303	33,896	27,289

Cash available for distribution — 100%	$113,951	$76,050	$(2,282)	$44,174	$84,512

Cash available for distribution — 25%	$28,488	$19,013	$(571)	$11,044	$21,128

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, results of operations and financial condition could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline materially, and you could lose all or part of your investment.

Risks Related to Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner.

In order to pay the minimum quarterly distribution of $0.2875 per unit per complete quarter, or $1.15 per unit per year, we will require available cash of approximately $7.0 million per quarter, or approximately $27.9 million per year, based on the number of common units, subordinated units and general partner units to be outstanding immediately after completion of this offering, whether or not the underwriters exercise their option to purchase additional common units. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash Northwest generates from its operations, which will fluctuate based on, among other things:

•	the rates Northwest charges for its transportation and storage services and the volumes of natural gas its customers transport and store;

•	the level of Northwest’s operating and maintenance expense and general and administrative costs and our incremental general and administrative costs;

•	the overall demand for natural gas in markets that Northwest serves and the quantities of natural gas available for transport, especially from the Rocky Mountain region, the San Juan Basin and the WCSB supply basins;

•	regulatory action affecting the demand for natural gas, the supply of natural gas, the rates Northwest can charge, how Northwest contracts for services, and Northwest’s existing contracts, operating costs and operating flexibility;

•	the development of LNG import terminals could materially affect the market price of natural gas, which could indirectly affect the longer term supply and demand dynamics of natural gas in Northwest’s areas of operation;

•	the costs of complying with the Pipeline Safety Improvement Act of 2002 and other governmental regulations; and

•	potential competition from third parties who may build new pipelines in or near Northwest’s markets or supply basins.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the amount of cash distributed by Northwest in respect of our 25% general partnership interest, which is our sole asset;

•	the level of capital expenditures we and Northwest make, including expenditures to maintain Northwest’s facilities, to complete construction projects, and to make acquisitions;

•	our and Northwest’s debt service requirements and other liabilities;

•	fluctuations in our and Northwest’s working capital needs;

•	our and Northwest’s ability to borrow funds and access capital markets;

•	the creditworthiness and timeliness of payment from Northwest’s customers;

•	restrictions on distributions contained in Williams’ credit agreement; and

•	the amount of cash reserves established by Northwest and by our general partner.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our common units and subordinated units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash from financial reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record net losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our limited partner units for the year ended December 31, 2006 or the twelve months ended June 30, 2007.

The amount of available cash we need to pay the minimum quarterly distribution for four quarters on all of our units to be outstanding immediately after this offering is approximately $27.9 million. On a pro forma basis, we would have been unable to pay any distributions for the year ended December 31, 2006. The amount of pro forma cash available for distribution during the twelve months ended June 30, 2007 would have been sufficient to allow us to pay the full minimum quarterly distribution on only 43.6% of our common units, and we would have been unable to pay any distributions on our subordinated units during that period. For a calculation of our ability to make distributions to unitholders based on our pro forma results for these periods, please read “Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2006 and the Twelve Months Ended June 30, 2007.”

The assumptions underlying our minimum estimated cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

Our estimate of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying this estimate are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those assumed. If we do not achieve our anticipated results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

We and Williams will jointly control Northwest. As a result, we cannot independently control the amount of cash we will receive from Northwest, and we may be required to contribute significant cash to fund Northwest’s operations.

Initially, our 25% general partnership interest in Northwest will be our sole asset and therefore will generate substantially all of our cash available for distribution. As a result, our performance is substantially dependent on Northwest’s distributions to us. The ownership of Northwest is shared between us and Williams. Accordingly, we cannot independently control the amount of cash distributed to us, nor can we independently control ongoing operational decisions, including the incurrence of capital expenditures that we may be required to fund. More specifically:

•	we cannot independently control decisions with respect to the operation of Northwest, including decisions with respect to incurrence of expenses and distributions to us;

•	Northwest may establish reserves for working capital and maintenance capital expenditures which would reduce cash otherwise available for distribution to us;

•	Northwest may incur additional indebtedness, and the related principal and interest payments would reduce cash otherwise available for distribution to us;

•	Northwest may require us to make additional capital contributions to fund working and maintenance capital expenditures, as well as to fund expansion capital expenditures, funding of which could reduce the amount of cash otherwise available for distribution to you.

Our lack of 100% control over the operation of Northwest may mean that we do not receive the amount of cash expected to be distributed to us. We may be required to make capital contributions to Northwest, and these contributions may be material. This lack of 100% control may materially and adversely affect our ability to distribute cash to you. For a more complete description of the agreements governing the management and operation of Northwest, please see “Certain Relationships and Related Party Transactions.”

Northwest’s natural gas transportation and storage activities involve numerous risks that might result in accidents and other operating risks and hazards.

Northwest’s operations are subject to all the risks and hazards typically associated with the transportation and storage of natural gas. These operating risks include, but are not limited to:

•	uncontrolled releases of natural gas;

•	fires and explosions;

•	natural disasters;

•	mechanical problems; and

•	damage inadvertently caused by third party activity, such as operation of construction equipment.

These risks could result in loss of human life, personal injuries, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. The location of certain segments of Northwest’s pipeline in or near populated areas, including residential areas, commercial business centers and industrial sites, could increase the damages resulting from these risks. In spite of any precautions taken, an event such as those described above could cause considerable harm to people or property and could have a material adverse effect on Northwest’s and our financial condition and results of operations. Accidents or other operating risks could further result in loss of service available to Northwest’s customers. Such circumstances, including those arising from maintenance and repair activities, could result in service interruptions on segments of Northwest’s pipeline infrastructure. Potential customer impacts arising from service interruptions on segments of Northwest’s pipeline infrastructure could include limitations on the pipeline’s ability to satisfy customer requirements, obligations to provide reservations charge credits to customers in times of constrained capacity, and solicitation of existing customers by others for potential new pipeline projects that would compete directly with existing services. Such circumstances could adversely impact Northwest’s ability to meet contractual obligations and retain customers, with a resulting negative impact on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

Compliance with the Pipeline Safety Improvement Act of 2002 may adversely impact Northwest’s cost of conducting its business.

Northwest has developed an Integrity Management Plan that it believes meets the United States Department of Transportation Pipeline and Hazardous Materials Safety Administration, or PHMSA, final rule that was issued pursuant to the requirements of the Pipeline Safety Improvement Act of 2002. The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate their pipelines as necessary; and

•	implement preventive and mitigating actions.

In meeting these integrity regulations, Northwest has identified high consequence areas and completed its baseline assessment plan. Currently, Northwest estimates that the cost to perform required assessments and associated remediation will be between $195 million and $215 million over the remaining assessment period of 2007 through 2012. Should Northwest fail to comply with Department of Transportation regulations, it could be subject to penalties and fines. Please read “Business — Regulatory Matters — Safety and Maintenance” for more information. If the costs of complying with these integrity regulations are materially higher than its current expectations, Northwest’s business and its ability to make distributions to us could be adversely impacted. Any limitation on Northwest’s ability to make distributions to us could adversely affect our ability to make distributions to you because distributions from Northwest represent substantially all of the cash we expect to distribute to our unitholders.

Northwest’s current pipeline infrastructure is aging, which may adversely affect its business and our ability to make distributions to you.

Some portions of Northwest’s pipeline infrastructure are approximately 50 years old. The current age and condition of this pipeline infrastructure could result in a material adverse impact on Northwest’s business, financial condition and results of operations and on our ability to make distributions to you if the costs of maintaining its facilities exceed current expectations.

Increased competition from alternative natural gas transportation and storage options and alternative fuel sources could have a significant financial impact on us.

Northwest competes primarily with other interstate pipelines and storage facilities in the transportation and storage of natural gas. Some of Northwest’s competitors may have greater financial resources and access to greater supplies of natural gas than it does. Some of these competitors may expand or construct transportation and storage systems that would create additional competition for natural gas supplies or the services Northwest provides to its customers. For example, the proposed Palomar Gas Transmission Project could result in an increase in competition in the Pacific Northwest. See “Business — Northwest’s Competition.” Moreover, Williams and its affiliates, including Williams Partners, are not limited in their ability to compete with Northwest or us. Further, natural gas also competes with other forms of energy available to Northwest’s customers, including electricity, coal, fuel oils and other alternative energy sources.

The principal elements of competition among natural gas transportation and storage assets are rates, terms of service, access to natural gas supplies, flexibility and reliability. FERC’s policies promoting competition in natural gas markets are having the effect of increasing the natural gas transportation and storage options for Northwest’s traditional customer base. As a result, Northwest could experience some “turnback” of firm capacity as the primary terms of existing agreements expire. If Northwest is unable to remarket this capacity or can remarket it only at substantially discounted rates compared to previous contracts, Northwest or its remaining customers may have to bear the costs associated with the turned back capacity. Increased competition could reduce the amount of transportation or storage capacity contracted on Northwest’s system or, in cases where it does not have long-term fixed rate contracts, could force Northwest to lower its transportation or storage rates. Competition could intensify the negative impact of factors that significantly decrease demand for natural gas or increase the price of natural gas in the markets served by Northwest’s pipeline system, such as competing or alternative forms of energy, a regional or national recession or other adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the price of natural gas or limit the use of natural gas. Northwest’s ability to renew or replace existing contracts at rates sufficient to maintain current revenues and cash flows could be adversely affected by the activities of Northwest’s competitors. All of these competitive pressures could have a material adverse effect on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

Northwest may not be able to maintain or replace expiring natural gas transportation and storage contracts at favorable rates or on a long-term basis.

Northwest’s primary exposure to market risk occurs at the time the primary terms of existing transportation and storage contracts expire and are subject to termination. Upon expiration of the primary terms, Northwest may not be able to extend contracts with existing customers or obtain replacement contracts at favorable rates or on a long-term basis.

The extension or replacement of existing contracts depends on a number of factors beyond Northwest’s control, including:

•	the level of existing and new competition to deliver natural gas to Northwest’s markets;

•	the growth in demand for natural gas in Northwest’s markets;

•	whether the market will continue to support long-term firm contracts;

•	whether Northwest’s business strategy continues to be successful;

•	the level of competition for natural gas supplies in the production basins serving Northwest; and

•	the effects of state regulation on customer contracting practices.

Any failure to extend or replace a significant portion of Northwest’s existing contracts may have a material adverse effect on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

Northwest’s natural gas transportation and storage operations are subject to regulation by FERC, which could have an adverse impact on its ability to establish transportation and storage rates that would allow it to recover the full cost of operating its pipeline, including a reasonable return, and on our ability to make distributions to you.

Northwest’s interstate natural gas transportation and storage operations are subject to federal, state and local regulatory authorities. Specifically, its natural gas pipeline system and its storage facilities and related assets are subject to regulation by FERC. The federal regulation extends to such matters as:

•	rates, operating terms and conditions of service;

•	the types of services Northwest may offer to its customers;

•	certification and construction of new facilities;

•	acquisition, extension, disposition or abandonment of facilities;

•	accounts and records;

•	relationships with affiliated companies involved in certain aspects of the natural gas business;

•	initiation and discontinuation of services; and

•	market manipulation in connection with interstate sales, purchases or transportation of natural gas.

Under the Natural Gas Act, or NGA, FERC has authority to regulate natural gas companies that provide natural gas pipeline transportation and storage services in interstate commerce. Natural gas companies may not charge rates that have been determined not to be just and reasonable by FERC. In addition, FERC prohibits natural gas companies from unduly preferring or unreasonably discriminating against any person with respect to pipeline rates or terms and conditions of service.

The rates, terms and conditions for Northwest’s interstate pipeline and storage services are set forth in its FERC-approved tariff. Pursuant to the terms of a prior rate settlement agreement, Northwest and the other parties to the settlement are precluded from filing for any further increases or decreases in existing rates prior to January 1, 2009 and Northwest must file a new rate case to become effective not later than January 1, 2013. Any successful complaint or protest against Northwest’s rates could have an adverse impact on Northwest’s revenues associated with providing transportation and storage services.

Northwest could be subject to penalties and fines if it fails to comply with FERC regulations.

Northwest’s transportation and storage operations are regulated by FERC. Should Northwest fail to comply with all applicable FERC administered statutes, rules, regulations and orders, it could be subject to substantial penalties and fines. Under the Energy Policy Act of 2005, FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1,000,000 per day for each violation. See “Business — Regulatory Matters — FERC Regulation — Energy Policy Act of 2005.” Any material penalties or fines imposed by FERC could have a material adverse impact on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

The outcome of certain FERC proceedings regarding income tax allowances in rate calculations is uncertain and could affect Northwest’s ability to include an income tax allowance in its cost–of–service based rates, which would in turn impact our cash available for distribution.

In May 2005, FERC issued a statement of general policy, permitting a pipeline to include in cost-of-service computations an income tax allowance provided that an entity or individual has an actual or potential income tax liability on income from the pipeline’s public utility assets. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by FERC on a case-by-case basis. The new policy entails rate risk due to the case-by-case review requirement. In June 2005 FERC applied its new policy and granted a partnership owning an oil pipeline an income tax allowance when establishing rates. That decision, applying the new policy to the particular oil pipeline, was appealed to the United States Court of Appeals for the District of Columbia Circuit, or the D.C. Circuit. The D.C. Circuit, by order issued May 29, 2007, denied the appeal and upheld FERC’s new tax allowance policy as applied in the decision involving the oil pipeline on all points subject to the appeal. On August 20, 2007, the D.C. Circuit denied rehearing of its decision.

On December 8, 2006, FERC issued an order in an interstate oil pipeline proceeding addressing its income tax allowance policy, noting that the tax deferral features of a publicly traded partnership may cause some investors to receive, for some indeterminate duration, cash distributions in excess of their taxable income, which FERC characterized as a “tax savings.” FERC stated that it is concerned that this creates an opportunity for those investors to earn an additional return, funded by ratepayers. Responding to this concern, FERC chose to adjust the pipeline’s equity rate of return downward based on the percentage by which the publicly traded partnership’s cash flow exceeded taxable income. On February 7, 2007, the pipeline asked FERC to reconsider this ruling. On March 9, 2007, FERC granted rehearing for further consideration of its December 8, 2006 order.

The ultimate outcome of these proceedings is not certain and could result in changes to FERC’s treatment of income tax allowances in cost of service. If FERC were to disallow a substantial portion of Northwest’s income tax allowance, it may be more difficult for Northwest to justify its rates in future proceedings. While we have established the Eligible Holder certification requirement, we can provide no assurance that such certification will be effective to establish that our unitholders, or our unitholders’ owners, are subject to United States federal income taxation on the income generated by us. If we are unable to satisfy the requirements necessary to qualify for a full income tax allowance in calculating Northwest’s cost of service in future rate cases, FERC could disallow a substantial portion of Northwest’s income tax allowance, and its maximum lawful rates could decrease from current levels.

The outcome of certain FERC proceedings involving FERC policy statements is uncertain and could affect the level of return on equity that Northwest may be able to achieve in any future rate proceeding.

In an effort to provide some guidance and to obtain further public comment on FERC’s policies concerning return on equity determinations, on July 19, 2007, FERC issued its Proposed Proxy Policy Statement, Composition of Proxy Groups for Determining Gas and Oil Pipeline Return on Equity. In the Proposed Proxy Policy Statement, FERC proposes to permit inclusion of publicly traded partnerships in the proxy group analysis relating to return on equity determinations in rate proceedings, provided that the analysis be limited to actual publicly traded partnership distributions capped at the level of the pipeline’s earnings and that evidence be provided in the form of multiyear analysis of past earnings demonstrating a publicly traded partnership’s ability to provide stable earnings over time.

In a decision issued shortly after FERC issued its Proposed Proxy Policy Statement, the D.C. Circuit vacated FERC’s orders in proceedings involving High Island Offshore System and Petal Gas Storage. The Court determined that FERC had failed to adequately reflect risks of interstate pipeline operations both in populating the proxy group (from which a range of equity returns was determined) with entities the record indicated had lower risk, while excluding publicly traded partnerships primarily engaged in interstate pipeline operations, and in the placement of the pipeline under review in each proceeding within that range of equity returns. Although the Court accepted for the sake of argument FERC’s rationale for excluding publicly traded partnerships from the proxy group (i.e., publicly traded partnership distributions may exceed earnings) it observed this proposition was “not self-evident.”

The ultimate outcome of these proceedings is not certain and may result in new policies being established at FERC that would not allow the full use of publicly traded partnership distributions to unitholders in any proxy group comparisons used to determine return on equity in future rate proceedings. Northwest cannot ensure that such policy developments would not adversely affect Northwest’s ability to achieve a reasonable level of return on equity in any future rate proceeding.

The outcome of future rate cases to set the rates Northwest can charge customers on its pipeline might result in rates that will not fully compensate Northwest for its ongoing expenses and provide an adequate return on the capital that Northwest has invested in its pipeline.

Northwest filed a rate case with FERC on June 30, 2006 to request changes to the rates Northwest charges. The new rates became effective January 1, 2007. On January 31, 2007, Northwest filed a stipulation and settlement agreement to resolve all outstanding issues in its rate case, which included a two-year moratorium that precludes filings by Northwest or by any other party to the settlement for any further rate increases or decreases prior to January 1, 2009 and a requirement for Northwest to file a new rate case to be effective not later than January 1, 2013. The settlement was approved by FERC on March 30, 2007 and is now final. There is a risk that the rates that FERC approved as part of the submitted settlement will ultimately prove to be inadequate to recover increases in operating costs, while sustaining an adequate return on capital investments. There is also the risk that higher rates will cause Northwest’s customers to look for alternative ways to transport their natural gas.

Any significant decrease in supplies of natural gas in Northwest’s areas of operation could adversely affect its business and operating results and reduce our cash available for distribution to unitholders.

Northwest’s business is dependent on the continued availability of natural gas production and reserves. Low prices for natural gas or regulatory limitations could adversely affect development of additional reserves and production that is accessible by Northwest’s pipeline and storage assets. Production from existing wells and natural gas supply basins with access to Northwest’s pipeline will naturally decline over time. The amount of natural gas reserves underlying these wells may also be less than anticipated, and the rate at which production from these reserves declines may be greater than anticipated. Additionally, the competition for natural gas supplies to serve other markets could reduce the amount of natural gas supply for Northwest’s customers. For example, the Rockies Express Pipeline Project, which is expected to take natural gas from the Piceance Basin to Midwest and Eastern markets, will reduce the availability of Piceance Basin natural gas for Northwest. Accordingly, to maintain or increase the contracted capacity or the volume of natural gas transported, or throughput, on Northwest’s pipeline and cash flows associated with the transportation of natural gas, Northwest’s customers must continually obtain adequate supplies of natural gas.

If new supplies of natural gas are not obtained to replace the natural decline in volumes from existing supply basins, or if natural gas supplies are diverted to serve other markets, the overall volume of natural gas transported and stored on Northwest’s system would decline, which could have a material adverse effect on Northwest’s business, financial condition and results of operations and on our ability to make distributions to you.

For example, Northwest currently has a contract with Pan Alberta Gas that was originally entered into to transport natural gas supplies from the WCSB through Northwest’s system for delivery to California markets. After the associated California commitments were terminated, the producers underlying the Pan Alberta contract directed their supplies to other markets and no longer utilized the capacity commitments on Northwest. Northwest has proposed the Colorado Hub Connection Project in an attempt to re-contract the Pan Alberta contract commitments, which terminate in 2012. However, if Northwest is not successful in re-contracting this capacity, or otherwise able to resell the capacity, it could have a material adverse effect on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

Significant prolonged changes in natural gas prices could affect supply and demand, cause a reduction in or termination of the long-term transportation and storage contracts or throughput on Northwest’s system, and adversely affect our cash available to make distributions to you.

Higher natural gas prices over the long term could result in a decline in the demand for natural gas and, therefore, in Northwest’s long-term transportation and storage contracts or throughput on Northwest’s system. Also, lower natural gas prices over the long term could result in a decline in the production of natural gas resulting in reduced contracts or throughput on Northwest’s system. As a result, significant prolonged changes in natural gas prices could have a material adverse effect on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

The failure of LNG import terminals to be successfully developed in the United States could increase natural gas prices and reduce the demand for Northwest’s services.

Imported LNG is expected to become an increasingly significant component of future U.S. natural gas supply. Much of the increase in LNG supplies is expected to be imported through new LNG facilities to be developed over the next decade, particularly in the Gulf Coast region. If LNG facilities are not successfully developed in the Gulf Coast region and elsewhere, the demand for natural gas from the Rocky Mountain region is likely to increase along with the price for natural gas from that region. An increase in the price of natural gas from the Rockies would likely result in a narrowing of the price differential between the Rockies and Sumas, Canada supplies, increasing overall natural gas prices in the Pacific Northwest. Such an increase in natural gas prices could cause consumers of natural gas to turn to alternative energy sources, which could have a material adverse effect on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

Northwest depends on certain key customers for a significant portion of its revenues. The loss of any of these key customers or the loss of any contracted volumes could result in a decline in cash available for us to make distributions to you.

Northwest relies on a limited number of customers for a significant portion of revenues. For the year ended December 31, 2006, the two largest customers for Northwest were Puget Sound Energy and Northwest

Natural Gas Co. These customers accounted for approximately 19.9% and 10.9%, respectively, of its operating revenues for the year ended December 31, 2006. The loss of even a portion of Northwest’s contracted volumes, as a result of competition, creditworthiness, inability to negotiate extensions or replacements of contracts or otherwise, could have a material adverse effect on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

If third-party pipelines and other facilities interconnected to Northwest’s pipeline and facilities become unavailable to transport natural gas, Northwest’s revenues and our ability to make distributions to you could be adversely affected.

Northwest depends upon third-party pipelines and other facilities that provide delivery options to and from its pipeline and storage facilities. Because Northwest does not own these third-party pipelines or facilities, their continuing operation is not within its control. If these pipelines or other facilities were to become unavailable due to repairs, damage to the facility, lack of capacity or any other reason, Northwest’s ability to operate efficiently and continue shipping natural gas to end-use markets could be restricted, thereby reducing its revenues. Any temporary or permanent interruption at any key pipeline interconnect causing a material reduction in volumes transported on Northwest’s pipeline or stored at Northwest’s facilities could have a material adverse effect on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

Northwest’s debt agreements impose restrictions on it that may adversely affect its ability to operate its business.

Williams has a credit agreement to which Northwest is a party. This agreement contains covenants that restrict or limit, among other things, Northwest’s ability to create liens supporting indebtedness, sell assets, make certain distributions, and incur additional debt. In addition, the credit agreement and Northwest’s existing indentures contain other limitations such as, in the case of the credit agreement, financial covenants, with which it must comply. Any debt agreements that we or Northwest enter into in the future may contain similar covenants and limitations. Northwest’s and our ability to comply with these covenants may be affected by many events beyond our control, and we cannot assure you that Northwest’s and our future operating results will be sufficient to comply with the covenants or, in the event of a default under any of its debt agreements, to remedy that default.

A failure to comply with the covenants in the credit agreement or in any existing or future debt agreements could result in events of default. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments, if any, to extend further credit. An event of default or an acceleration under one debt agreement could cause a cross-default or cross-acceleration of other debt agreements. Such a cross-default or cross-acceleration could have a wider impact on Northwest’s or our liquidity than might otherwise arise from a default or acceleration of a single debt instrument. If an event of default occurs, or if other debt agreements cross-default, and the lenders under the affected debt agreements accelerate the maturity of any loans or other debt outstanding to it, Northwest or we may not have sufficient liquidity to repay amounts outstanding under such debt agreements. Any event of default or acceleration at Northwest would materially and adversely affect our ability to make distributions to you because distributions from Northwest represent substantially all of the cash we expect to distribute to our unitholders.

Northwest’s general partnership agreement does not prohibit it from incurring indebtedness, which may affect our ability to make distributions to you.

Northwest is not prohibited by the terms of its general partnership agreement from incurring indebtedness. At June 30, 2007, Northwest had approximately $696.5 million in outstanding senior notes, none of which indebtedness is consolidated on our balance sheet. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources of Northwest.” If permitted under Williams’ credit agreement, Northwest could incur additional indebtedness. Northwest’s incurrence of significant additional indebtedness could inhibit its ability to make distributions to us. An inability by

Northwest to make distributions to us would materially and adversely affect our ability to make distributions to you because distributions from Northwest represent substantially all of the cash we expect to distribute to our unitholders.

If we or Northwest do not complete expansion projects or make and integrate acquisitions, our future growth may be limited.

A principal focus of our strategy is to continue to grow the cash distributions to our unitholders by expanding our business. Our ability to grow depends on our and Northwest’s ability to complete expansion projects and our and Northwest’s ability to make acquisitions that result in an increase in cash generated from operations per unit. We and Northwest may be unable to complete successful, accretive expansion projects or acquisitions for any of the following reasons:

•	inability to identify attractive expansion projects or acquisition candidates or outbidding by competitors;

•	inability to obtain necessary rights of way or government approvals;

•	inability to integrate successfully the businesses built or acquired;

•	inability to raise financing for such expansion projects or acquisitions on economically acceptable terms;

•	mistaken assumptions about contract commitments, volumes, reserves, revenues and costs, including synergies and potential growth; or

•	inability to secure adequate customer commitments to use the newly expanded or acquired facilities.

Acquisitions or expansion projects may reduce our cash from operations on a per unit basis.

If we or Northwest make acquisitions or complete expansion projects, these acquisitions or expansion projects may reduce our cash from operations on a per unit basis. Any acquisition or expansion project involves potential risks, including, among other things:

•	decreases in liquidity as a result of using a significant portion of available cash or borrowing capacity to finance the project or acquisition;

•	inability to complete expansion projects on schedule or within the budgeted cost due to the unavailability of required construction personnel or materials, accidents, weather conditions or an inability to obtain necessary permits;

•	inability to receive cash flows from a newly built or acquired asset until it is operational;

•	unforeseen difficulties operating in new producing basins or end-use markets; and

•	customer losses at the acquired business.

If any expansion projects or acquisitions we or Northwest ultimately complete are not accretive to our cash available for distribution, our ability to make distributions to you may be reduced.

Northwest’s operations are subject to governmental laws and regulations relating to the protection of the environment, which may expose us to significant costs and liabilities.

Northwest’s natural gas transportation and storage operations are subject to extensive federal, state and local environmental laws and regulations governing environmental protection and the discharge of materials into the environment. For a description of these laws and regulations, please see “Business — Regulatory Matters — Environmental Regulation.”

These laws and regulations may impose numerous obligations that are applicable to Northwest’s operations including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to limit or prevent releases of materials from its pipeline and facilities, and the imposition of substantial costs and penalties for spills, releases and emissions of various regulated substances into the environment resulting from those operations. Various governmental authorities, including the U.S. Environmental Protection Agency, or the EPA, and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of Northwest’s operations.

There is inherent risk of incurring significant environmental costs and liabilities in the operation of natural gas transportation and storage facilities due to the handling of petroleum hydrocarbons and wastes, the occurrence of air emissions and water discharges related to the operations, and historical industry operations and waste disposal practices. Joint and several, strict liability may be incurred without regard to fault under certain environmental laws and regulations, including the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the federal Resource Conservation and Recovery Act, or RCRA, and analogous state laws, in connection with spills or releases of natural gas and wastes on, under, or from Northwest’s properties and facilities. Private parties, including the owners of properties through which Northwest’s pipeline passes and facilities where Northwest’s wastes are taken for reclamation or disposal, may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. Northwest may not be able to recover all or any of its remedial costs from insurance. Please read “Business — Regulatory Matters — Environmental Regulation” for more information. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly regulated substance and waste handling, storage, transport, disposal, or remedial requirements could have a material adverse effect on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

Northwest does not own all of the land on which its pipeline and facilities are located, which could disrupt its operations.

Northwest does not own all of the land on which its pipeline and facilities have been constructed and is therefore subject to the possibility of more onerous terms and increased costs to retain necessary land use if it does not have valid rights-of-way or if such rights-of-way lapse or terminate. Northwest obtains, in certain instances, the rights to construct and operate its pipeline on land owned by third parties and governmental agencies for a specific period of time. In addition, some of Northwest’s facilities cross Native American lands pursuant to rights-of-way of limited term. Northwest does not have the right of eminent domain over land owned by Native American tribes. If Northwest were to be unsuccessful in renegotiating rights-of-way, it might have to relocate its facilities. A loss of rights-of-way or a relocation could have a material adverse effect on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

We and Northwest do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

We and Northwest are not fully insured against all risks inherent to our businesses, including environmental accidents that might occur. In addition, neither we nor Northwest maintain business interruption insurance in the type and amount to cover all possible risks of loss. Williams currently maintains excess liability insurance with limits of $610 million per occurrence and in the aggregate annually and a deductible of $2 million per occurrence. This insurance covers Williams’ and its affiliates’, including our and Northwest’s, legal and contractual liabilities arising out of bodily injury, personal injury or property damage, including resulting loss of use, to third parties. This excess liability insurance includes coverage for sudden and accidental pollution liability for full limits, with the first $135 million of insurance also providing gradual pollution liability coverage for natural gas and natural gas liquids operations. Pollution liability coverage excludes: release of pollutants subsequent to their disposal; release of substances arising from the combustion of fuels that result in acidic deposition; and testing, monitoring, clean-up, containment, treatment or removal of pollutants from property owned, occupied by, rented to, used by or in the care, custody or control of Williams and its affiliates.

Williams does not insure onshore underground pipelines for physical damage, except at river crossings and at certain locations such as compressor stations. Williams maintains coverage of $25 million per occurrence for physical damage to assets and resulting business interruption caused by terrorist acts committed by a U.S. person or interest. Also, all of Williams’ insurance is subject to deductibles. If a significant accident or event occurs for which we or Northwest are not fully insured, it could adversely affect Northwest’s or our operations and financial condition. We or Northwest may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. Changes in the insurance markets subsequent to the September 11, 2001 terrorist attacks and hurricanes Katrina and Rita have impacted the availability of certain types of coverage at reasonable rates, and we or Northwest may elect to self insure a portion of our asset portfolio. We cannot assure you that we or Northwest will in the future be able to obtain the levels or types of insurance we or Northwest would otherwise have obtained prior to these market changes or that the insurance coverage we or Northwest do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. The occurrence of any operating risks not fully covered by insurance could have a material adverse effect on Northwest’s and our business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

Acts of terrorism could have a material adverse effect on Northwest’s and our financial condition, results of operations and cash flows.

Northwest’s assets and the assets of its customers and others may be targets of terrorist activities that could impact its business or cause significant harm to its operations, such as full or partial disruption to its ability to transport natural gas. Acts of terrorism as well as events occurring in response to or in connection with acts of terrorism could cause repercussions that could result in a significant decrease in revenues or significant reconstruction or remediation costs, which could have a material adverse effect on Northwest’s business, financial condition, results of operations and cash flows, and on our ability to make distributions to you.

Potential changes in accounting standards might cause us to revise our financial results and disclosures in the future, which might change the way analysts measure our business or financial performance.

We cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies or the energy industry or in our operations specifically. In addition the Financial Accounting Standards Board, or FASB, the SEC, or FERC could enact new accounting standards or issue orders that might impact how we are required to record revenues, expenses, assets, liabilities and equity.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which could have an adverse effect on our business and would likely cause the market price of our common units to decline materially.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future or comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, annually to review and report on, and our independent registered public accounting firm annually to attest to, our internal control over financial reporting. Any failure to develop, implement or maintain effective internal controls, or any failure to improve our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls would subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and could cause the market price of our common units to decline materially.

Risks Inherent in an Investment in Us

Williams controls our general partner, which has sole responsibility for conducting our business and managing our operations. Williams, our general partner, and their respective affiliates have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of our unitholders.

Following this offering, Williams will own and control our general partner, and will appoint all of the directors of our general partner. All of the executive officers and certain directors of our general partner are officers and/or directors of Williams and its affiliates, including Williams Partners’ general partner. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Williams. Therefore, conflicts of interest may arise between Williams and its affiliates, including our general partner and Williams Partners, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include the following situations:

•	neither our partnership agreement nor any other agreement requires Williams to pursue a business strategy that favors us. Williams’ directors and officers have a fiduciary duty to make decisions in the best interests of the owners of Williams, which may be contrary to our interests;

•	all of the executive officers and certain of the directors of our general partner are also officers and/or directors of Williams and Williams Partners’ general partner, and these persons will also owe fiduciary duties to those entities;

•	our general partner is allowed to take into account the interests of parties other than us, such as Williams and its affiliates, in resolving conflicts of interest;

•	Williams will own the remaining 75% general partnership interest in Northwest;

•	Williams will indirectly own general partner units representing a 2% general partner interest, the incentive distribution rights and common and subordinated units representing an aggregate 44.4% limited partner interest in us, and if a vote of limited partners is required, Williams will be entitled to vote its units in accordance with its own interests, which may be contrary to our interests or your interests;

•	the limited partner interests that Williams will own initially will permit it to effectively control any votes of our limited partners;

•	Williams and its affiliates, including Williams Partners, are not limited in their ability to compete with Northwest or us. Neither Williams nor Williams Partners is obligated to offer business opportunities to Northwest or us or to offer, contribute, or sell additional assets or operations to Northwest or us;

•	our general partner may make a determination to receive a quantity of our Class B common units and additional general partner units in exchange for resetting the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights — General Partner’s Right to Reset Incentive Distribution Levels”;

•	all of the executive officers and certain of the directors of our general partner will devote significant time to the business of Williams and/or Williams Partners, and will be compensated by Williams for the services rendered to them;

•	pursuant to our partnership agreement, our general partner has limited its liability and defined its fiduciary duties in ways that are protective of it as compared to liabilities and duties that would be imposed upon a general partner under Delaware law in the absence of such limitations and definition. Our partnership agreement also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under Delaware common law. By purchasing common units, unitholders will be deemed to have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	our general partner determines the amount and timing of any capital expenditures and, based on the applicable facts and circumstances, whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure or investment capital expenditure, neither of which reduces operating surplus. This determination can affect the amount of cash that is distributed to our unitholders, including distributions on our subordinated units, and to our general partner in respect of the incentive distribution rights, as well as the ability of the subordinated units to convert to common units;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	our partnership agreement permits us to classify up to $ as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources the distribution of which would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or from entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase all common units not owned by it and its affiliates if they own more than 75% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Conflicts of Interest and Fiduciary Duties.”

The credit and risk profile of our general partner and its owner, Williams, could adversely affect our or Northwest’s credit ratings, which could increase our or Northwest’s borrowing costs or hinder our or Northwest’s ability to raise capital.

The credit and business risk profiles of our general partner and Williams may be factors considered in credit evaluations of us and Northwest. This is because Williams, through our general partner, controls our business activities, including our cash distribution policy, acquisition strategy and business risk profile. A decline in Williams’ credit rating, such as that which happened in 2002, would adversely affect Northwest and us.

If we were to seek a credit rating in the future, our credit rating may be adversely affected by the leverage of our general partner, Northwest or Williams, as credit rating agencies such as Standard & Poor’s Ratings Services and Moody’s Investors Service may consider the leverage and credit profile of Williams and its affiliates because of their ownership interest in and control of us and the strong operational links between Williams, Northwest and us. If Williams’ debt levels adversely impact our or Northwest’s credit rating, it would increase our or its cost of borrowing or hinder our or its ability to raise financing in the capital markets, which would impair our or its ability to grow our or its business and make distributions.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and subordinated units and restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. The limitation and definition of these duties is permitted by the Delaware law governing limited partnerships. In addition, our partnership agreement restricts the remedies available to holders of our limited partner units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates, or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights, the exercise of its reset rights with respect to our incentive distribution levels, and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner or the conflicts committee of its board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

In addition, the general partnership agreement of Northwest contains similar provisions that limit the duties of each partner to the other and to Northwest. To the maximum extent permitted by Delaware law, the Northwest general partnership agreement also provides that the members of the management committee only owe fiduciary duties to the partner that appointed them.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. The fiduciary duties of the general partners of Northwest are similarly restricted. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary and Other Duties.”

Affiliates of our general partner, including Williams and Williams Partners, are not limited in their ability to compete with Northwest or us. Williams is also not obligated to offer us the opportunity to acquire additional assets or businesses from it, which could limit our commercial activities or our ability to grow. In addition, all of the executive officers and certain of the directors of our general partner are also officers and/or directors of Williams and Williams Partners’ general partner, and these persons will also owe fiduciary duties to those entities.

Neither our partnership agreement nor the omnibus agreement among us, Williams, and certain affiliates of Williams will prohibit affiliates of our general partner, including Williams, Williams Partners and their respective affiliates, from owning assets or engaging in businesses that compete directly or indirectly with Northwest or us. In addition, Williams, Williams Partners, and their respective affiliates may acquire, construct or dispose of additional natural gas transportation or storage assets in the future, without any obligation to offer us the opportunity to purchase or construct any of those assets. Williams may also choose to offer assets to its other affiliates, including Williams Partners, instead of us. Furthermore, all of the executive officers and certain of the directors of our general partner are also officers and/or directors of Williams and Williams Partners’ general partner and will owe fiduciary duties to those entities as well as our unitholders and us. Please read “Conflicts of Interest and Fiduciary Duties.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner, including the independent directors, will be chosen entirely by Williams and not by the unitholders. Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders. Furthermore, if the unitholders become dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units, and your common units will be subject to redemption at a price that may be below the then-current market price.

We have adopted certain requirements regarding those investors who may own our common and subordinated units. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. Please read “The Partnership Agreement — Non-Taxpaying Assignees; Redemption.” If you do not meet the requirements to be an Eligible Holder, you will not be entitled to receive distributions or allocations of income and loss on your units and you run the risk of having your units redeemed by us at the lower of your purchase price and the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Our general partner may elect to cause us to issue Class B common units and additional general partner units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of its board of directors or the holders of our common units. This may result in lower distributions to holders of our common units in certain situations.

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution amount”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B common units and additional general partner units. The Class B common units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B common units to be issued will be equal to that number of common units whose average aggregate quarterly cash distributions in the prior two quarters equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B common units, which are entitled to receive cash distributions from us on the same priority as our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new Class B common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights — General Partner’s Right to Reset Incentive Distribution Levels.”

Cost reimbursements to our general partner and its affiliates for services provided to us, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

We will reimburse our general partner and its affiliates, including Williams, for various general and administrative services they provide for our benefit, including costs for rendering administrative staff and support services to us, and overhead allocated to us, which amounts will be determined by our general partner in its sole discretion. Payments for these services will be substantial and will reduce the amount of cash available for distribution to unitholders. Please read “Certain Relationships and Related Party Transactions.” In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

If you are dissatisfied with the performance of our general partner, you will initially have effectively no ability to remove our general partner. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our general partner will own 45.3% of our outstanding common and subordinated units. Accordingly, our unitholders will initially be unable to remove our general partner without its consent because our general partner will own sufficient units to be able to prevent its removal. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. In addition, under certain circumstances the successor general partner may be required to purchase the combined general partner interest and incentive distribution rights of the removed general partner, or alternatively, such interests will be converted into common units. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets, which may affect our ability to make distributions to you.

We are a partnership holding company and our operating company owns our only significant asset, which is our 25% general partnership interest in Northwest. We have no significant assets other than our 100% ownership of our operating company, and its 25% general partnership interest in Northwest. As a result, our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws, and other laws and regulations, including FERC policies.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the member or members of our general partner to transfer its or their members’ interests in our general partner to a third party. The new owner or owners of our general partner would then be in a position to replace the board of directors and officers of the general partner with their own choices and to control the decisions taken by the board of directors and officers of the general partner. This effectively permits a “change of control” of the partnership without your vote or consent. In addition, pursuant to the omnibus agreement with Williams, any new owner of the general partner would be required to change our name so that there would be no further reference to Williams.

Increases in interest rates may cause the market price of our common units to decline.

In recent years, the United States credit markets experienced 50-year record lows in interest rates. If the overall economy strengthens, it is possible that monetary policy will tighten, resulting in higher interest rates to counter possible inflation risk. Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity or incur debt to make acquisitions or for other purposes.

You will experience immediate and substantial dilution of $8.52 in net tangible book value per common unit.

The estimated initial public offering price of $20.00 per common unit exceeds our pro forma net tangible book value of $11.48 per unit. Based on the estimated initial public offering price of $20.00 per common unit, you will incur immediate and substantial dilution of $8.52 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read “Dilution.”

We may issue additional units without your approval, which would dilute your ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	each existing unitholder’s proportionate ownership interest in us will decrease;

• the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Our general partner may sell units in the public or private markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, our general partner will hold an aggregate of 3,003,565 common units and 7,759,304 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of any of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 75% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934. At the completion of this offering (assuming the underwriters do not exercise their option to purchase additional common units), our general partner will own approximately 18.8% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than for the conversion of the subordinated units into common units), our general partner will own approximately 45.3% of our outstanding common units. For additional information about this call right, please read “The Partnership Agreement — Limited Call Right.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders ability to influence the manner or direction of management.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement — Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

If we are deemed an “investment company” under the Investment Company Act of 1940, it would adversely affect the market price of our common units and could have a material adverse effect on our business.

Our initial asset will consist of a 25% general partnership interest in Northwest. If this general partnership interest were to be deemed an “investment security” within the meaning of the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC, or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Although general partner interests are typically not considered securities or “investment securities,” there is a risk that our general partnership interest in Northwest could be deemed an investment security. In that event, it is possible that our ownership of these interests, combined with our assets acquired in the future, could result in our being required to register under the Investment Company Act if we were not successful in obtaining exemptive relief or otherwise modifying our organizational structure or applicable contract rights. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property from or to our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates. The occurrence of some or all of these events could have an adverse effect on our business and would cause the market price of our common units to decline materially.

Moreover, treatment of us as an investment company would prevent our qualification as a partnership for federal income tax purposes, in which case we would be treated as a corporation for federal income tax purposes. As a result we would pay federal income tax on our taxable income at the corporate tax rate, distributions to you would generally be taxed again as corporate distributions and none of our income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. As a result, treatment of us as an investment company would result in a material reduction in distributions to you, which would materially reduce the value of our common units. For a discussion of the federal income tax implications if we were treated as a corporation in any taxable year, please read “Material Tax Consequences — Partnership Status.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 13,000,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units, and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by states and localities. If the IRS were to treat us as a corporation for federal income tax purposes or if we were to become subject to a material amount of entity-level taxation for state or local tax purposes, the amount of cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which currently has a top marginal rate of 35%, and would likely pay state and local income tax at the corporate tax rate of the various states and localities imposing a corporate income tax. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of the common units.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, in response to certain recent developments, members of Congress are considering substantive changes to the definition of qualifying income under Internal Revenue Code Section 7704(d). It is possible that these efforts could result in changes to the existing U.S. tax laws that affect publicly traded partnerships, including us. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. Any such changes could negatively impact the value of an investment in the common units. In addition, because of widespread state budget deficits and other reasons, at least one state (in which Northwest does not operate) has imposed entity-level taxation on partnerships and other states may be evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

We prorate our items of income, gain, loss and deduction between transferors and transferees of the units each month based upon the ownership of the units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of the units each month based upon the ownership of the units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing

Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees.”

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

The tax gain or loss on the disposition of the common units could be more or less than expected.

If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, regardless of whether such amount represents gain, may be taxed as ordinary income to you due to potential recapture items, including depreciation recapture. Please read “Material Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss.” In addition, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. Our counsel is unable to opine as to the validity of such filing positions. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of the common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns. Please read “Material Tax Consequences — Uniformity of Common Units” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

An IRS contest of the federal income tax positions we take may adversely affect the market for the common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for the common units and the price at which they trade. In addition, because the costs of any contest with the IRS will reduce our cash available for distribution, the costs will be borne indirectly by our unitholders.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts, or IRAs, and other retirement plans, and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or non-U.S. person, you should consult your tax advisor before investing in the common units.

We may adopt certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our methodologies, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss allocated to you. It also could affect the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one fiscal year. Our termination could also result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in the unitholders’ taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If we are treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and return filing requirements in states or localities where you do not live as a result of investing in the common units.

In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and conduct business indirectly in Colorado, Idaho, New Mexico, Oregon, Utah, Washington and Wyoming. Each of these states, other than Washington and Wyoming, currently imposes a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax or an entity level tax. It is your responsibility to file all U.S. federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in the common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $243.1 million from the sale of 13,000,000 common units offered by this prospectus, after deducting structuring fees to be paid to Lehman Brothers Inc. and Citigroup Global Markets Inc. and estimated underwriting discounts of $16.9 million, but before paying estimated offering expenses and related formation transaction expenses. We base this amount on an assumed initial public offering price of $20.00 per common unit.

We intend to use the net proceeds of this offering to:

•	pay $239.7 million to purchase a 12.9% general partnership interest in Northwest; and

•	pay $3.4 million of expenses associated with this offering and related formation transactions.

Following the closing, Northwest will distribute $239.7 million to a subsidiary of Williams as a reimbursement for capital expenditures incurred with respect to Northwest’s assets.

If the underwriters’ option to purchase additional common units is exercised in full, we will use the net proceeds of approximately $36.5 million from the sale of these additional common units to redeem from our general partner the number of common units equal to the number of common units issued upon exercise of the underwriters’ option.

CAPITALIZATION

The following table sets forth:

•	the capitalization of Williams Pipeline Partners Predecessor as of June 30, 2007;

•	the pro forma adjustments reflecting formation transactions, including:

•	the conversion of Northwest to a general partnership, and

•	the transfer of the Parachute Lateral to an affiliate of Williams (as described in “Business — Capital Projects — Parachute Lateral”);

•	the pro forma adjustments for this offering, including:

•	the sale of common units offered hereby (at an assumed initial public offering price of $20.00 per common unit),

•	the issuance to our general partner of common units, subordinated units, general partner units, and all of our incentive distribution rights in exchange for an interest in Northwest, and

•	the application of the net proceeds as described in “Use of Proceeds”; and

•	the pro forma as adjusted capitalization of Williams Pipeline Partners L.P. reflecting the adjustments described above.

In each case, the table assumes that the underwriters’ option to purchase additional common units is not exercised.

The table is derived from and should be read in conjunction with the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As of June 30, 2007, Northwest had approximately $696.5 million in aggregate principal amount of senior notes outstanding, none of which is consolidated on our balance sheet or included in the table below, as we do not consolidate our accounts with Northwest because our interest in Northwest is accounted for using the equity method.

				Williams
	Williams			Pipeline
	Pipeline	Pro Forma	Pro Forma	Partners L.P.
	Partners	Formation	Offering	Pro Forma
	Predecessor	Adjustments	Adjustments	As Adjusted
	(thousands of dollars)

Long-term debt	$—	$—	$—	$

Equity:
Owner’s equity	229,822	(19,083)	(239,700)	—
		67,635	(38,674)
Held by public:
Common units	—	—	194,713	149,245
			(45,468)
Held by general partner:
Common units	—	—	44,987	34,482
			(10,505)
Subordinated units	—	—	89,080	89,080
General partner units	—	—	5,567	5,567

Total equity	229,822	48,552	—	278,374

Total capitalization	$229,822	$48,552	$—	$278,374

For a detailed explanation of the adjustments above, please see the footnotes to the unaudited pro forma financial statements of Williams Pipeline Partners L.P. included elsewhere in this prospectus.

DILUTION

Dilution is the amount by which the initial public offering price paid by purchasers of common units sold in this offering will exceed the net tangible book value per unit after this offering. Assuming an initial public offering price of $20.00 per common unit, on a pro forma basis as of June 30, 2007, after giving effect to this offering of common units and the application of the related net proceeds, our net tangible book value was $278.4 million, or $11.48 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before the offering(a)	$24.75
Decrease in net tangible book value per unit attributable to purchasers in this offering	(13.27)

Less: Pro forma net tangible book value per unit after the offering(b)		11.48

Immediate dilution in net tangible book value per common unit to purchasers in this offering		$8.52

(a)	Determined by dividing the total number of units (3,003,565 common units, 7,759,304 subordinated units, and 484,957 general partner units) to be issued to our general partner for its contribution of assets into the net tangible book value of the contributed assets and liabilities. The pro forma net tangible book value per unit reflects adjustments relating to the transfer of the Parachute Lateral and the conversion of Northwest to a general partnership, as discussed elsewhere in this prospectus. Prior to such adjustments, the pro forma net tangible book value per unit would have been $20.43.

(b)	Determined by dividing the total number of units to be outstanding after this offering (16,003,565 common units, 7,759,304 subordinated units, and 484,957 general partner units) into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of this offering.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
	($ in thousands)

General partner(a)(b)	11,247,826	46.4%	$38,674	12.9%
New investors	13,000,000	53.6	260,000	87.1

Total	24,247,826	100.0%	$298,674	100.0%

(a)	Upon the consummation of the transactions contemplated by this prospectus, our general partner will own 3,003,565 common units, 7,759,304 subordinated units, and 484,957 general partner units.

(b)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner, as of June 30, 2007, after giving effect to the related formation transactions and application of the net proceeds of this offering was as follows:

(In thousands)

Parent net investment	$229,822
Less:
Elimination of net assets associated with Parachute Lateral.	(19,083)
Plus:
Transfer to a subsidiary of Williams of Northwest’s deferred income taxes concurrent with its conversion to a non-taxable entity.	67,635
Less:
Distribution to a subsidiary of Williams of the net proceeds from this offering as a reimbursement for capital expenditures.	(239,700)

Total consideration	$38,674

Please see our unaudited pro forma balance sheet included elsewhere in this prospectus for a more complete presentation of the adjustments associated with this offering and the related formation transactions.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “— Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma operating results, you should refer to the audited historical financial statements of Williams Pipeline Partners Predecessor as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, the unaudited historical financial statements of Williams Pipeline Partners Predecessor as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 and the unaudited pro forma financial statements of Williams Pipeline Partners L.P. for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash after expenses and reserves, rather than retaining it, and our belief that we will generally finance any capital investments from external financing sources, including the issuance of additional units or debt securities. Because we are not subject to an entity-level federal income tax, we will have more cash to distribute to you than would be the case if we were subject to tax. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

•	Our general partner’s board of directors will have the authority to establish reserves for the prudent conduct of our business (including the funding of future capital requirements) and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from the levels we currently anticipate pursuant to our stated distribution policy.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units and any Class B common units issued upon the reset of incentive distribution rights, if any, voting as a single class (including common units held by affiliates of Williams) after the subordination period has ended. At the closing of this offering, our general partner will own approximately 45.3% of our outstanding limited partner units and all of our general partner units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to increases in our operating or general and administrative expenses, principal and interest payments on any outstanding debt, working capital requirements, maintenance capital expenditures and anticipated cash needs. Our cash available for distribution to unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent that such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Available Cash.”

•	We own a 25% general partnership interest in Northwest and a subsidiary of Williams owns the remaining 75% general partnership interest. Northwest is required by the terms of its general partnership agreement to make, on at least a quarterly basis, cash distributions equal to 100% of its available cash, which is defined to include Northwest’s cash and cash equivalents on hand at the end of the quarter less any reserves that may be deemed appropriate by Northwest’s management committee for the operation of Northwest’s business (including reserves for its future maintenance capital expenditures and for its anticipated future credit needs) or for its compliance with law or other agreements. The members of the management committee of Northwest, one of whom will be designated by us, will make the determinations related to Northwest’s available cash. The partnership agreement of Northwest may only be amended with the approval of Williams and us. Please read “Certain Relationships and Related Party Transactions — Contracts with Affiliates — Northwest General Partnership Agreement.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

We will distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as rapid as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our working capital credit agreement with Williams on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Initial Distribution Rate

Upon completion of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will declare an initial quarterly distribution of $0.2875 per unit per complete quarter, or $1.15 per unit per year, to be paid no later than 45 days after the end of each fiscal quarter (beginning with the quarter ending December 31, 2007). This equates to an aggregate cash distribution of approximately $7.0 million per quarter and approximately $27.9 million per year, in each case based on the number of common units, subordinated units and general partner units to be outstanding immediately after completion of this offering. If the underwriters’ option to purchase additional common units is exercised, we will use the net proceeds from the sale of these additional common units to redeem from our general partner the number of common units equal to the number of common units issued upon exercise of the underwriters’ option, at a price per common unit equal to the proceeds per common unit before expenses, but after underwriting discounts and structuring fees. Accordingly, the exercise of the underwriters’ option to purchase additional common units will not affect the total number of our units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all common and subordinated units. Our ability to pay the minimum quarterly distribution pursuant to this policy will be subject to the factors described above under the caption “— Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The table below sets forth the assumed number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $0.2875 per unit per quarter ($1.15 per unit on an annualized basis).

		Distributions
	Number of	One	Four
	Units	Quarter	Quarters

Publicly held common units	13,000,000	$3,737,500	$14,950,000
Common units held by Williams	3,003,565	863,525	3,454,100
Subordinated units held by Williams	7,759,304	2,230,800	8,923,200
General partner units held by Williams	484,957	139,425	557,700

Total	24,247,826	$6,971,250	$27,885,000

Our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not elect to contribute a proportionate amount of capital to us to maintain its initial 2% general partner interest.

The subordination period will generally end if we have earned and paid at least $1.15 (the minimum quarterly distribution, on an annualized basis) on each outstanding limited partner unit and general partner unit for any three consecutive, non-overlapping four-quarter periods. Alternatively, if we have earned and paid at least $1.725 (150% of the minimum quarterly distribution on an annualized basis) on each outstanding limited partner unit and general partner unit for any four-quarter period, the subordination period will terminate automatically. In addition, the subordination period will end if our general partner is removed without cause and the units held by our general partner and its affiliates are not voted in favor of such removal. When the subordination period ends, all remaining subordinated units will convert into an equal number of common units, and the common units will no longer be entitled to arrearages.

If the minimum quarterly distribution is not paid on our common units with respect to any fiscal quarter, our unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess available cash to pay these arrearages related to prior quarters before we make any cash distribution to holders of subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

We do not have a legal obligation to pay distributions at our initial distribution rate or at any other rate except as provided in our partnership agreement. Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of the amount of reserves our general partner determines is necessary or appropriate to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the upcoming four quarters.

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above. Our partnership agreement, however, provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash distributed to us by Northwest and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. Our partnership agreement may be amended with the approval of our general partner and holders of a majority of our outstanding common units and any Class B common units issued upon the reset of the incentive distribution rights, voting together as a single class. Similarly, the cash distribution policy of Northwest set forth in its general partnership agreement cannot be amended without the approval of Williams and us.

We will pay our distributions on or about the 15th day of each of February, May, August and November to holders of record on or about the 1st day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through December 31, 2007 based on the actual length of the period.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $0.2875 per unit each quarter through the quarter ending September 30, 2008. In those sections, we present two tables, consisting of:

•	“Unaudited Statement of Forecasted Minimum Estimated Cash Available for Distribution,” in which we demonstrate our anticipated ability to generate the minimum estimated cash available for distribution necessary for us to pay distributions at the initial distribution rate on all of our outstanding units for the twelve months ending September 30, 2008.

•	“Unaudited Pro Forma and Forecasted Cash Available for Distribution,” in which we present the amount of cash we would have had available for distribution for our fiscal year ended December 31, 2006 and for the twelve months ended June 30, 2007, as derived from our unaudited pro forma financial statements that are included in this prospectus, together with our unaudited statement of forecasted minimum estimated cash available for distribution for the twelve months ending September 30, 2008. The unaudited historical pro forma financial statements are based on the audited historical financial statements of Williams Pipeline Partners Predecessor as of and for the year ended December 31, 2006 and the unaudited historical financial statements of Williams Pipeline Partners Predecessor as of and for the six months ended June 30, 2007, as adjusted to give pro forma effect to:

•	the transactions to be completed as of the closing of this offering; and

•	this offering and the application of the net proceeds as described under “Use of Proceeds.”

Minimum Estimated Cash Available for Distribution Forecasted for the Twelve Months Ending September 30, 2008

Set forth below is an unaudited Statement of Forecasted Minimum Estimated Cash Available for Distribution that reflects our ability to generate sufficient cash flows to pay the minimum quarterly distribution on all of our outstanding units for each quarter in the twelve months ending September 30, 2008, based on assumptions we believe to be reasonable. These assumptions include adjustments to reflect this offering, the other transactions described under “Summary — The Transactions and Partnership Structure — General” and the application of the net proceeds from this offering as described under “Use of Proceeds.” Our cash available for distribution is defined as our net income, less equity earnings from investment in Northwest, plus a general and administrative expense credit and cash available for distribution from Northwest. Cash available for distribution from Northwest is expected to be its Adjusted EBITDA, plus cash received for interest income, less cash paid for interest expense and maintenance capital expenditures.

Our minimum estimated cash available for distribution reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2008. The assumptions disclosed below under “Assumptions and Considerations” are those that we believe are significant to our ability to generate our minimum estimated cash available for distribution. We believe our actual results of operations and cash flow for the twelve months ending September 30, 2008 will be sufficient to generate our minimum estimated cash available for distribution. However, we can give you no assurance that our minimum estimated cash available for distribution will be achieved. There will likely be differences between our minimum estimated cash available for distribution and our actual results, and those differences could be material. If we fail to generate the minimum estimated cash available for distribution, we may not be able to pay the minimum quarterly distribution on our common units. In order to fund payment of our minimum quarterly distribution of $0.2875 per unit for each quarter in the twelve months ending September 30, 2008, our share of Northwest’s Adjusted EBITDA for the twelve months ending September 30, 2008 must be at least $64.8 million and our cash distributions from Northwest must be at least $30.2 million. As set forth in the table below and as further explained under “— Assumptions and Considerations,” we believe our operations will produce minimum estimated cash available for distribution of approximately $27.9 million for the twelve months ending September 30, 2008.

We do not as a matter of course make public projections as to future operations, earnings, or other results. However, our management has prepared the minimum estimated cash available for distribution and assumptions set forth below to substantiate our belief that we will have sufficient cash available for distribution to pay the minimum quarterly distribution to our unitholders for each quarter in the twelve months ending September 30, 2008. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management’s knowledge and belief, the assumptions on which we base our belief that we can generate the minimum estimated cash available for distribution necessary to pay the full minimum quarterly distribution to all of our unitholders for each quarter in the twelve months ending September 30, 2008. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

When considering our minimum estimated cash available for distribution you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” in this prospectus. Any of the risks discussed in this prospectus could cause our and Northwest’s actual results of operations to vary significantly from our and Northwest’s estimated results of operations supporting our minimum estimated cash available for distribution.

We are providing our minimum estimated cash available for distribution and related assumptions to supplement our pro forma and historical financial statements in support of our belief that we will have sufficient available cash to allow us to pay the minimum quarterly distribution on all of our outstanding common and subordinated units for each quarter in the twelve months ending September 30, 2008. Please read “— Assumptions and Considerations” below for further information regarding the assumptions we have made for the preparation of our minimum estimated cash available for distribution.

Actual payments of distributions on our common units, subordinated units and general partner units are expected to be approximately $27.9 million for the twelve months ending September 30, 2008, or approximately $7.0 million per quarter for the period. Quarterly distributions will be paid within 45 days after the close of each quarter.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the assumptions used in generating our minimum estimated cash available for distribution or to update those assumptions to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

WILLIAMS PIPELINE PARTNERS L.P.

UNAUDITED STATEMENT OF FORECASTED MINIMUM
ESTIMATED CASH AVAILABLE FOR DISTRIBUTION

Twelve Months Ending
September 30,
2008
(in thousands, except
per unit data)

Equity earnings from investment in Northwest	$33,014
General and administrative expenses	3,000

Net income	30,014
Add:
General and administrative expense credit (1)	2,000
Estimated cash distributions from Northwest (2)	30,249
Less:
Equity earnings from investment in Northwest	33,014
Cash reserve (3)	1,364

Minimum estimated cash available for distribution	$27,885

Per unit minimum annual distribution	$1.15
Annual distributions to:
Public common unitholders	$14,950
Our general partner	12,935

Total distributions to our unitholders and general partner	$27,885

(1)	Williams will provide us with a partial credit for general and administrative expenses incurred on our behalf through 2011. For 2007, the amount of this credit will be $2.0 million on an annualized basis, but it will be pro rated from the closing of this offering through the end of the year. In 2008, the amount of the general and administrative expense credit will be $2.0 million and it will decrease by $0.5 million for each subsequent year. As a result, after 2011, we will no longer receive any credit and will be required to reimburse Williams for all of the general and administrative expenses incurred on our behalf.

(2)	Estimated cash available for distribution from Northwest for the twelve months ending September 30, 2008 is calculated in the table below.

(3)	Represents a discretionary reserve to be used for working capital, reinvestment and contingencies.

NORTHWEST

UNAUDITED STATEMENT OF FORECASTED MINIMUM ESTIMATED
CASH AVAILABLE FOR DISTRIBUTION

Twelve Months Ending
September 30, 2008
(in thousands)

Operating revenues	$419,826
Operating expenses:
General and administrative	63,722
Operations and maintenance	76,702
Depreciation	82,672
Regulatory credits (1)	(3,520)
Taxes, other than income	19,986
Other	120

Total operating expenses	239,682

Operating income	180,144
Add:
Interest income	65
AFUDC (2)	3,842
Other income (expense), net	742
Less:
Interest expense	52,739

Net income	132,054
Adjustments to reconcile net income to Adjusted EBITDA
Add:
Depreciation	82,672
Interest expense	52,739
Less:
Interest income	65
Regulatory credits (1)	3,520
AFUDC (2)	3,842
Other income (expense), net	742

Adjusted EBITDA — 100%	$259,296
Adjusted EBITDA — 25%	$64,824
Add:
Cash received for interest income	65
Borrowings to fund expansion capital expenditures	15,046
Less:
Cash paid for interest expense	46,933
Maintenance capital expenditures	91,431
Expansion capital expenditures (3)	14,500
Interest on borrowings to fund expansion capital expenditures	546

Minimum estimated cash available for distribution — 100%	$120,997

Minimum estimated cash available for distribution — 25%	$30,249

Estimated debt to total capitalization ratio as of September 30, 2008 (4)	0.44:1

(1)	FERC has approved the accounting for the differences between book depreciation and Northwest’s levelized depreciation as a regulatory asset with an offsetting credit. Please read Note 1, “Summary of Significant Accounting Policies — Property, Plant and Equipment” to the financial statements of Northwest included elsewhere in this prospectus.

(2)	Allowance for funds used during construction (AFUDC), which is a non-cash item, represents the estimated cost of borrowed (debt AFUDC) and equity funds (EAFUDC) applicable to utility plant in process of construction and is included as a cost of property, plant and equipment because it constitutes an actual cost of construction under established regulatory practices. In Northwest’s historical financials, debt AFUDC is netted against interest expense and equity AFUDC is included in other income (expense), net.

(3)	We expect to fund our expansion capital expenditures primarily through commercial borrowings or the sale of debt or equity securities. For purposes of calculating the minimum estimated cash available for distribution, we have assumed that the expansion capital expenditures will be funded with debt at an assumed interest rate of 7.0%.

(4)	Williams has an unsecured $1.5 billion revolving credit agreement that terminates in May 2012. Northwest has access to $400.0 million under the agreement to the extent not otherwise utilized by Williams. The credit agreement contains financial covenants requiring Northwest and Williams to maintain a ratio of debt to total capitalization of not more than 0.55 to 1, in the case of Northwest, and 0.65 to 1, in the case of Williams, in addition to other financial covenants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources of Northwest.” For the year ended December 31, 2006 and for the six months ended June 30, 2007, Northwest and Williams were in compliance with these covenants. If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of all borrowings under the credit agreement and exercise other rights and remedies.

Assumptions and Considerations

General

We believe that our estimated minimum cash available for distribution for the twelve months ending September 30, 2008 will not be less than $27.9 million. This amount of estimated minimum cash available for distribution is dependent on the estimated cash available for distribution we receive from Northwest. Northwest’s forecasted revenue for the twelve months ending September 30, 2008 is approximately $419.8 million, offset by operating expenses, including general and administrative expenses, operations and maintenance expenses, taxes other than income taxes and other operating expenses but excluding depreciation and other expense, of $160.5 million, less net cash interest expense of approximately $46.9 million and maintenance capital expenditures of approximately $91.4 million, resulting in cash available for distribution of $121.0 million, of which our 25% share is expected to be $30.2 million.

Our expected cash available for distribution received from Northwest of $30.2 million, less net incremental general and administrative expenses of $1.0 million and cash reserve of approximately $1.4 million for working capital, reinvestment and contingencies, results in our estimated minimum cash available for distribution of $27.9 million.

We expect to incur approximately $3.0 million in incremental general and administrative expenses associated with being a publicly traded partnership, including, among other things, incremental accounting and audit fees, director and officer liability insurance, tax return preparation, investor relations, registrar and transfer agent fees and reports to unitholders. Williams will provide us with a partial credit for general and administrative expenses incurred on our behalf through 2011. For 2007, the amount of this credit will be $2.0 million on an annualized basis, but it will be pro rated from the closing of this offering through the end of the year. In 2008, the amount of the general and administrative expense credit will be $2.0 million and it will decrease by $0.5 million for each subsequent year.

We believe the assumptions and estimates we have made to support our ability to generate minimum estimated cash available for distribution of $27.9 million, which are set forth below, are reasonable.

Northwest

We expect that Northwest’s Adjusted EBITDA for the twelve months ending September 30, 2008 will be approximately $259.3 million. This amount of Adjusted EBITDA is approximately $30.0 million more than the pro forma Adjusted EBITDA Northwest generated for the twelve months ended June 30, 2007 and approximately $72.3 million more than the pro forma Adjusted EBITDA Northwest generated for the year ended December 31, 2006. As we discuss in further detail below, we believe that increased revenue from the implementation of Northwest’s new rates, effective January 1, 2007, will result in its generating approximately

$259.3 million of Adjusted EBITDA for the twelve months ending September 30, 2008. Each of the factors, which we believe to be reasonable, that will directly affect Adjusted EBITDA is described below:

Northwest’s Operating Revenues

We estimate that Northwest will generate revenues related to services provided under long-term firm transportation and storage agreements of $397.8 million. Of these revenues, we estimate that $379.5 million will be capacity reservation charges and $18.3 million will be volumetric charges based on estimated throughput of approximately 687 Tbtu. The estimated capacity reservation revenues include approximately $10.4 million related to the Parachute Lateral. Northwest received $304.0 million and $348.2 million in revenues related to these long-term agreements for the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively. Of these revenues, $285.9 million and $327.9 million were from capacity reservation charges for the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively. The capacity reservation revenues for the twelve months ended June 30, 2007 included approximately $1.3 million related to the Parachute Lateral. There were no revenues for the Parachute Lateral for the year ended December 31, 2006 because the facilities were not placed in service until May 16, 2007. Subject to FERC approval, the Parachute Lateral will not be owned by Northwest and will instead be transferred to an affiliate. The remainder of the revenues were from volumetric charges and were $18.1 million based on throughput of 676 Tbtu for the year ended December 31, 2006 and were $20.3 million based on throughput of 714 Tbtu for the twelve months ended June 30, 2007.

Northwest implemented new rates effective January 1, 2007 that were approved by FERC. The rate case settlement established that general system firm transportation rates on Northwest’s system increased from $0.30760 to $0.40984 per decatherm, or Dth. These new rates are the primary reason for the increase in revenues between the year ended December 31, 2006 and the twelve months ended June 30, 2007 and in the forecasted revenues for the twelve months ending September 30, 2008.

We estimate that Northwest will generate revenues of $17.9 million related to short-term firm transportation, park and loan and other interruptible transportation and storage services. Northwest received $15.6 million and $17.4 million related to these services for the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively.

We estimate other revenues of approximately $4.1 million, primarily associated with certain subleases of Northwest’s Salt Lake City building and the FERC ACA. Northwest received other revenues of $4.7 million and $4.1 million for the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively.

Northwest’s Operating Expenses

We expect Northwest’s operating expenses to be approximately $239.7 million for the twelve months ending September 30, 2008, as compared to $208.0 million and $199.1 million for the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively.

The following items are expected to contribute to the variance in Northwest’s estimated operating expenses relative to the historical periods:

•	We estimate that Northwest’s operations and maintenance and general and administrative expenses will be approximately $140.4 million for the twelve months ending September 30, 2008, as compared with $122.2 million and $127.2 million on a historical basis for the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively. We estimate that Northwest will incur approximately $10.1 million in additional rental expense related to the Parachute Lateral and approximately $0.3 million of additional costs to operate the Parachute Lateral. Subject to FERC approval, the Parachute Lateral will not be owned by Northwest and will instead be transferred to an affiliate of Williams. We expect that the $10.4 million of expenses related to the Parachute Lateral will be offset by revenues collected from transportation services rendered by Northwest on the Parachute Lateral. Northwest recorded a credit of approximately $4.5 million related to its Salt Lake City building lease in the fourth quarter of 2006, with the costs being treated as a reduction in expenses. We estimate that Northwest will incur additional lease costs of approximately $1.6 million and $0.8 million associated with its Salt

Lake City building lease, as compared with the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively, due to the amortization of prepaid lease expense. We estimate that Northwest will incur additional costs of $2.6 million and $1.5 million associated with its shared corporate functions, primarily related to the implementation of its new information technology systems, as compared with the year ended December 31, 2006 and the twelve months ended June 2007, respectively. The net impact of these items is an expected increase in general and administrative and operations and maintenance expenses for the twelve months ending September 30, 2008 of $18.2 million and $13.2 million as compared to the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively.

•	Northwest’s operating expenses for the twelve months ended June 30, 2007 included a reduction in pension expense of approximately $16.6 million related to a regulatory liability reversal.

•	We estimate that Northwest’s depreciation expense, net of regulatory credits, for the twelve months ending September 30, 2008 will be approximately $79.2 million, which is an increase of $8.4 million and $3.3 million when compared with the year ended December 31, 2006 and the twelve months ending June 30, 2007, respectively. This increase is due to property additions, primarily associated with the Capacity Replacement Project. Please see “Business — Regulatory Matters — Capacity Replacement Project.”

•	We estimate that Northwest’s taxes other than income taxes for the twelve months ending September 30, 2008 will be approximately $20.0 million, which is an increase of $5.0 million and $8.6 million when compared with the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively. This increase is due to property additions, primarily associated with the Capacity Replacement Project.

The assumptions above are based upon an assumption that there will be no material change in the following matters, and thus they will have no impact on Northwest’s Adjusted EBITDA relative to the historical periods:

•	There will not be any material expenditures related to new federal, state or local regulations or interpretations.

•	There will not be any material change in the natural gas industry or in market, regulatory and general economic conditions that would affect Northwest’s or our cash available for distribution.

•	Northwest will not undertake any extraordinary transactions that would affect its cash available for distribution or adjusted EBITDA.

•	There will be no material nonperformance or credit-related defaults by Northwest’s suppliers, customers or vendors.

The following assumptions and considerations do not affect Northwest’s Adjusted EBITDA but do directly affect its cash available for distribution:

•	We expect Northwest’s maintenance capital expenditures to be approximately $91.4 million for the twelve months ending September 30, 2008, as compared with $153.3 million and $146.7 million for the year ended December 31, 2006 and for the twelve months ended June 30, 2007, respectively. The decrease is due primarily to accelerated maintenance capital expenditures in prior periods associated with meeting regulatory compliance requirements related to pipeline integrity and reliability.

•	We expect Northwest’s cash interest expense to be approximately $46.9 million for the twelve months ending September 30, 2008 as compared with $43.7 million and $50.9 million for the year ended December 31, 2006 and for the twelve months ended June 30, 2007, respectively. The decrease relative to the twelve months ended June 30, 2007 is due primarily to the early retirement of $175.0 million of 8.125% senior notes in April 2007, partially offset by the issuance of $185.0 million of 5.95% senior notes in April 2007. The increase relative to the year ended December 31, 2006 is due primarily to the issuance of $175.0 million of 7.00% senior notes in June 2006. In addition, we assume that Northwest will refinance the $250.0 million of its 6.625% senior notes that are due in December 2007 at an interest rate of 7.5%.

•	We expect Northwest’s expansion capital expenditures to be approximately $14.5 million for the twelve months ending September 30, 2008, as compared with $315.7 million and $255.4 million for the year ended December 31, 2006 and the twelve months ended June 30, 2007, respectively. Northwest’s expansion capital expenditures for the twelve months ending September 30, 2008 are expected to include approximately $1.2 million associated with the Colorado Hub Connection Project and approximately $10.9 million associated with the Jackson Prairie underground storage facility. The majority of the expansion capital expenditures for the year ended December 31, 2006 and for the twelve months ended June 30, 2007 were related to the Capacity Replacement Project and construction of the Parachute Lateral. Our forecast assumes that Northwest will fund its estimated expansion capital expenditures for the twelve months ending September 30, 2008 with borrowings under the Williams credit agreement.

•	We expect that Northwest will remain in compliance with its debt covenants.

While we believe that these assumptions are reasonable based upon our and Northwest’s management’s current expectations concerning future events, they are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties, including those described in “Risk Factors,” that could cause actual results to differ materially from those we anticipate. If these assumptions are not realized, the actual available cash that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all common and subordinated units, in which event the market price of the common units may decline materially.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2006 and Twelve Months Ended June 30, 2007 and Unaudited Statement of Forecasted Minimum Estimated Cash Available for Distribution for the Twelve Months Ended September 30, 2008

We present below a pro forma statement of cash available for distribution for the year ended December 31, 2006 and the twelve months ended June 30, 2007 along with the unaudited statement of forecasted minimum estimated cash available for distribution for the twelve months ending September 30, 2008.

If we had completed the transactions contemplated in this prospectus on January 1, 2006, pro forma cash available for distribution for the year ended December 31, 2006 would have been approximately $(1.6) million primarily because we incurred significant capital expenditures related to pipeline integrity, including facility modifications required for ongoing internal pipeline inspection. As a result, we would not have been able to make any distributions in 2006. If we had completed the transactions contemplated in this prospectus on July 1, 2006, our pro forma cash available for distribution for the twelve months ended June 30, 2007 would have been approximately $8.2 million. This amount would have been sufficient to pay the minimum quarterly distribution of $0.2875 per quarter (or $1.15 on an annual basis) for the twelve months ended June 30, 2007 on only 43.6% of the common units, and we would have been unable to pay any distributions on our subordinated units during that period.

Unaudited pro forma cash available for distribution from operating surplus includes incremental general and administrative expenses we will incur as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We expect our incremental general and administrative expense of being a publicly traded partnership to total approximately $3.0 million per year. These estimated incremental general and administrative expenses are not reflected in our historical net income for 2006 or for the six months ended June 30, 2007. Williams will provide us with a partial credit for general and administrative expenses incurred on our behalf through 2011. For 2007, the amount of this credit will be $2.0 million on an annualized basis, but it will be pro rated from the closing of this offering through the end of 2007. In 2008, the amount of this credit will be $2.0 million and it will decrease by $0.5 million for each subsequent year. Unaudited pro forma cash available for distribution for the year ended December 31, 2006 and for the twelve months ended June 30, 2007 each assume a $2.0 million credit for general and administrative expenses. Corporate overhead costs allocated to Northwest by Williams totaled $18.7 million in 2006 and $20.0 million for the twelve months ended June 30, 2007, and are reflected in Williams Pipeline Partners Predecessor’s historical results for 2006 and for the six months ended June 30, 2007.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2006 and for the twelve months ended June 30, 2007 the shortfall in cash available for distribution for such periods, assuming in each case that this offering had been consummated at the beginning of each of such periods. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments. The table also presents the unaudited statement of forecasted minimum estimated cash available for distribution, which demonstrates our ability to generate sufficient cash flows to pay the minimum quarterly distribution on all of our outstanding units for each quarter in the twelve months ending September 30, 2008, based on assumptions we believe to be reasonable and that are detailed above.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, cash available for distribution is primarily a non-GAAP cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should view the pro forma cash available for distribution only as a general indication of the amount of cash available for distribution that we might have generated had we been formed in earlier periods.

WILLIAMS PIPELINE PARTNERS L.P.

UNAUDITED PRO FORMA AND FORECASTED
CASH AVAILABLE FOR DISTRIBUTION

			Forecast
	Pro Forma		Twelve Months
	Year Ended	Twelve Months	Ending
	December 31,	Ended June 30,	September 30,
	2006	2007	2008
	(in thousands, except per unit data)

Net income (1)	$18,417	$29,970	$30,014
Less:
Equity earnings from investment in Northwest	21,417	32,970	33,014
Cash reserve	—	—	1,364
Add:
General and administrative expense credit (2)	2,000	2,000	2,000
Cash available for distribution from Northwest (3)	(571)	9,195	30,249

Cash available for distribution	$(1,571)	$8,195	$27,885

Cash distributions
Distributions per unit (4)	$1.15	$1.15	$1.15
Distributions to public common unitholders (4)	14,950	14,950	14,950
Distributions to general partner (4)	12,935	12,935	12,935

Total distributions	$27,885	$27,885	$27,885

Shortfall	$(29,456)	$(19,690)	$—

(1)	Reflects net income of Williams Pipeline Partners Predecessor derived from its historical financial statements for the periods indicated and forecasted net income of Williams Pipeline Partners L.P. for the period indicated giving pro forma effect to this offering and the related transactions.

(2)	Williams will provide a general and administrative expense credit of $2.0 million for 2007 pro rated from the closing of this offering through the end of the year and will provide general and administrative expense credits of $2.0 million, $1.5 million, $1.0 million and $0.5 million in 2008, 2009, 2010, and 2011, respectively. One-fourth of the respective annual credit will be contributed in each quarter.

(3)	Unaudited pro forma cash available for distribution from Northwest for the year ended December 31, 2006 and for the twelve months ended June 30, 2007 and forecasted cash available for distribution from Northwest for the twelve months ended September 30, 2008 were calculated as follows:

							Forecast
	Pro Forma						Twelve Months
	Year Ended			Twelve Months			Ending
	December 31,			Ended June 30,			September 30,
Northwest	2006			2007			2008
	(in thousands)

Net income (a)	$85,668			$131,880			$132,054
Add:
Interest expense	42,916			49,122			52,739
Depreciation (b)	79,488			83,709			82,672
Less:
Regulatory credits	4,469			3,598			3,520
Interest income	7,343			5,149			65
Other income (expense), net	9,254	(c	)	26,654	(d	)	4,584	(e	)

Adjusted EBITDA — 100%	$187,006			$229,310			$259,296

Adjusted EBITDA — 25%	$46,752			$57,328			$64,824

Add:
Cash received for interest income	7,682			5,023			65
Borrowings to fund expansion capital expenditures			(f)		(f	)	15,046
Less:
Cash paid for interest expense	43,667			50,856			46,933
Maintenance capital expenditures (g)	153,303			146,696			91,431
Expansion capital expenditures			(f)		(f	)	14,500
Interest on borrowings to fund expansion capital expenditures			(f)		(f	)	546

Cash available for distribution — 100%	$(2,282)			$36,781			$120,997

Cash available for distribution — 25%	$(571)			$9,195			$30,249

(a)	Represents historical and forecasted net income for the period, adjusted to reflect the depreciation of Williams purchase price allocation, the elimination of the provision for income taxes and the earnings associated with the Parachute Lateral.

(b)	Represents historical and forecasted depreciation for Northwest adjusted to reflect depreciation associated with the Williams purchase price allocation.

(c)	Of this amount, $8.9 million is EAFUDC. The remaining $0.3 million consists of other miscellaneous income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(d)	Of this amount, $16.6 million represents a change in accounting estimate related to a pension regulatory liability. Northwest historically recorded a regulatory asset or liability for the difference between pension expense as estimated under Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions,” and the amount Northwest funded as a contribution to its pension plans. As a result of recent information, including its most recent rate filing, Northwest re-assessed the probability of refunding or recovering this difference and concluded that it is not probable that it will be refunded or recoverable in future rates. Additionally, $6.0 million of this amount represents a recognition of previously deferred income related to the termination of the Grays Harbor transportation agreement, and $7.3 million is EAFUDC. The difference includes other miscellaneous expense of

$3.2 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements of Northwest included elsewhere in this prospectus.

(e)	Of this amount, $3.8 million is EAFUDC. The remaining $0.7 million consists of other miscellaneous income.

(f)	Expansion capital expenditures for the year ended December 31, 2006 and for the twelve months ended June 30, 2007 were $315.7 million and $255.4 million, respectively, and were funded through a combination of commercial borrowings, return of advances to affiliates, capital contributions and available cash.

(g)	Maintenance capital expenditures are those expenditures required to maintain the existing operating capacity and service capability of assets including replacement of system components and equipment that are worn, obsolete, completing their useful life, or necessary to remain in compliance with environmental laws and regulations.

(4)	The table below sets forth the assumed number of common units, subordinated units and general partner units to be outstanding upon the closing of this offering and the estimated pro forma per unit and aggregate distribution amounts payable on such units for four quarters at our initial distribution rate of $0.2875 per unit per quarter ($1.15 per unit on an annualized basis).

		Distribution for
	Number of	Four Quarters
	Units	Per Unit	Aggregate

Pro forma distributions on publicly held common units	13,000,000	$1.15	$14,950,000
Pro forma distributions on common units held by our general partner	3,003,565	1.15	3,454,100
Pro forma distribution on subordinated units held by our general partner	7,759,304	1.15	8,923,200
Pro forma distribution on general partner units held by our general partner	484,957	1.15	557,700

Total	24,247,826		$27,885,000

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2007, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business, including necessary maintenance capital expenditures;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distribution to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, all cash on hand on the date of determination resulting from cash received after the end of that quarter in respect of our ownership interest in Northwest and attributable to its operations during that quarter; and

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

Working capital borrowings are generally borrowings that are made under a credit agreement or another arrangement, are used solely for working capital purposes or to pay distributions to unitholders and are intended to be repaid within twelve months.

Intent to Distribute Minimum Quarterly Distribution

We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.2875 per unit, or $1.15 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of the distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2% of all quarterly distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in our distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.2875 per unit per quarter. The maximum distribution of 50% includes distributions paid to our general partner on its 2% general partner interest and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on common or subordinated units that it owns. Please read “— General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

We define operating surplus in our partnership agreement, and for any period it generally means:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering (other than pursuant to the next bullet), excluding cash from our interim capital transactions (as defined below); plus

•	all of our cash receipts after the end of a quarter but before the date of determination resulting from cash distributions paid on our ownership interest in Northwest (excluding any such amounts constituting either (i) cash proceeds from the balance of notes receivable outstanding as of the closing of this offering between Williams and Northwest under Williams’ cash management program, or (ii) the proceeds from Northwest’s interim capital transactions); plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity issued and interest payments (and related fees) made on debt incurred to finance all or a portion of the construction, acquisition, replacement or improvement of a capital asset (such as equipment or facilities) in respect of the period beginning on the date that we enter into a binding obligation to commence such construction, acquisition, replacement or improvement and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service or the date that it is abandoned or disposed of; less

•	our operating expenditures (as defined below) after the closing of this offering, including maintenance capital expenditures (including capital contributions to Northwest to be used by it for maintenance capital expenditures); less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $  million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt incurred in operating surplus will be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments we receive from non-operating sources.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a further reduction to operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, and it generally means all of our expenditures, including, but not limited to, taxes, payments to our general partner, reimbursement of expenses incurred by our general partner or its affiliates on our behalf, non-pro rata purchases of units, interest payments, payments made in the ordinary course of business under interest rate swap agreements and commodity hedge contracts, repayments of working capital borrowings and maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions (as defined below);

•	distributions to our partners (including distributions in respect of Class B common units, if any, and incentive distribution rights); or

•	non-pro rata purchases of units of any class made with the proceeds of an interim capital transaction.

Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes or our asset base. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as operations and maintenance expenses as we incur them. Maintenance capital expenditures will include contributions made by us to Northwest to be used by it for maintenance capital expenditures. Maintenance capital expenditures for Northwest will include AFUDC. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are those capital expenditures made to increase the long-term operating capacity of our assets or our asset base, whether through construction or acquisition. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional pipeline, compression equipment or storage capacity, to the extent such capital expenditures are expected to expand either our operating capacity or asset base. Expansion capital expenditures will include contributions made by us to Northwest to be used by it for expansion capital expenditures. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or the development of facilities to a greater extent than necessary to maintain our existing operating capacity or operating income, but which are not expected to expand for the long term our operating capacity or asset base. Investment capital expenditures will include contributions made by us to Northwest to be used by it for investment capital expenditures.

Because investment capital expenditures and expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued to finance all or a portion of the construction, acquisition, replacement or improvement of a capital asset (such as additional pipelines, compression equipment or storage capacity) in respect of the period beginning on the date that we enter into a binding obligation to commence such construction, acquisition, replacement or improvement and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service or the date that it is abandoned or disposed of, such interest payments and equity distributions are not subtracted from operating surplus.

Pursuant to our partnership agreement, capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner, with the concurrence of our conflicts committee.

Capital Surplus

We also define capital surplus in our partnership agreement, and it will generally be generated only by the following, which we call “interim capital transactions”:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets;

•	the termination of interest rate swap agreements or commodity hedge contracts prior to the termination date specified therein;

•	capital contributions received by us; and

•	corporate reorganizations or restructurings.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes up to $      million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from interim capital transactions, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus. The characterization of cash distributions as operating surplus versus capital surplus does not have an impact on unitholders for federal tax purposes. Please read “Material Tax Consequences — Tax Consequences of Common Unit Ownership — Treatment of Distributions” for a discussion of the tax treatment of cash distributions.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below and in Appendix B), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2875 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient available cash to pay the minimum quarterly distribution on the common units.

Subordination Period

Except as described below under “— Early Termination of the Subordination Period,” the subordination period will extend until the first business day of any quarter beginning after December 31, 2010 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units and the related distributions on the general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day following the distribution of available cash to partners in respect of any quarter that each of the following tests are met:

•	distributions of available cash from operating surplus on each outstanding common unit and subordinated unit equaled or exceeded $1.725 (150% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding such date;

•	the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of distributions of $1.725 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the related distributions on the general partner units during that period on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period

When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Because the vote of holders of at least 66 2/3% of all outstanding limited partner units, voting together as a single class, is required to remove our general partner, and our general partner will own 45.3% of our limited partner units following this offering, it is unlikely that our general partner will be removed.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes the $      million “basket” included as a component of operating surplus and net drawdowns of reserves of cash generated in prior periods. We define adjusted operating surplus in our partnership agreement, and for any period it generally means:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under the caption “— Operating Surplus and Capital Surplus — Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of a contribution to us of common units based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that the general partner maintains its 2% general partner interest and continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all common and subordinated unitholders, pro rata, and 2% to our general partner, until each common and subordinated unitholder receives a total of $0.330625 per unit for that quarter, or the first target distribution;

•	second, 85% to all common and subordinated unitholders, pro rata, and 15% to our general partner, until each common and subordinated unitholder receives a total of $0.359375 per unit for that quarter, or the second target distribution;

•	third, 75% to all common and subordinated unitholders, pro rata, and 25% to our general partner, until each common and subordinated unitholder receives a total of $0.431250 per unit for that quarter, or the third target distribution; and

•	thereafter, 50% to all common and subordinated unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

		Marginal Percentage
	Total Quarterly	Interest in Distribution
	Distribution per Unit		General
	Target Amount	Unitholders	Partner

Minimum quarterly distribution	$0.287500	98%	2%
First target distribution	up to $0.330625	98%	2%
Second target distribution	above $0.330625 up to $0.359375	85%	15%
Third target distribution	above $0.359375 up to $0.431250	75%	25%
Thereafter	above $0.431250	50%	50%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B common units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B common unit will be convertible into one common unit at the election of the holder of the Class B common unit at any time following the first anniversary of the issuance of these Class B common units. The issuance of the Class B common units will be conditioned upon approval of the listing or admission for trading of the common units into which the Class B common units are convertible by the national securities exchange on which the common units are then listed or admitted for trading. Each Class B common unit will receive the same level of distribution as a common unit on a pari passu basis with other unitholders.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution amount”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all common unitholders, pro rata, and 2% to our general partner, until each common unitholder receives an amount equal to 115% of the reset minimum quarterly distribution amount for that quarter;

•	second, 85% to all common unitholders, pro rata, and 15% to our general partner, until each common unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution amount for that quarter;

•	third, 75% to all common unitholders, pro rata, and 25% to our general partner, until each common unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution amount for that quarter; and

•	thereafter, 50% to all common unitholders, pro rata, and 50% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

		Marginal Percentage
	Quarterly Distribution	Interest in Distribution		Quarterly Distribution
	per Unit		General	per Unit following
	Prior to Reset	Unitholders	Partner	Hypothetical Reset

Minimum quarterly distribution	$0.287500	98%	2%	$0.60
First target distribution	up to $0.330625	98%	2%	up to $0.69(1)
Second target distribution	above $0.330625 up to $0.359375	85%	15%	above $0.69 up to $0.75(2)
Third target distribution	above $0.359375 up to $0.431250	75%	25%	above $0.75 up to $0.90(3)
Thereafter	above $0.431250	50%	50%	above $0.90(3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution amount.

(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution amount.

(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution amount.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The following table assumes that immediately prior to the reset there are 23,762,870 common units and 484,957 general partner units representing a 2% general partner interest, outstanding, and that the average distribution to each common unit is $0.60 for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

	Quarterly	Common	General Partner Cash Distributions Prior to Reset
	Distribution	Unitholders Cash	Class B	2% General	Incentive
	per Unit	Distributions	Common	Partner	Distribution		Total
	Prior Reset	Prior to Reset	Units	Interest	Rights	Total	Distributions

Minimum quarterly distribution	$0.287500	$6,831,825	$—	$139,425	$—	$139,425	$6,971,250
First target distribution	$0.330625	1,024,774	—	20,914	—	20,914	1,045,688
Second target distribution	$0.359375	683,183	—	16,075	104,487	120,562	803,745
Third target distribution	$0.431250	1,707,956	—	45,546	523,773	569,319	2,277,275
Thereafter	$0.431250	4,009,984	—	160,399	3,849,585	4,009,984	8,019,968

		$14,257,722	$—	$382,359	$4,477,845	$4,860,204	$19,117,926

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 23,762,870 common units, 7,463,075 Class B common units issued as a result of the reset and 637,265 general partner units outstanding, and that the average distribution to each common unit is $0.60. The number of Class B common units issued as a result of the reset was calculated by dividing (x) $4,477,845 as the average of the amounts received by the general partner in respect of its incentive distribution rights, for the two quarters prior to the reset as shown in the table above by (y) the $0.60 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

			General Partner Cash Distributions After Reset
			Class B
			Common
	Quarterly	Common	Units	2%
	Distribution	Unitholders Cash	Issued as a	General	Incentive
	per Unit	Distributions	Result	Partner	Distribution		Total
	After Reset	After Reset	of the Reset	Interest	Rights	Total	Distributions

Minimum quarterly distribution	$0.60	$14,257,722	$4,477,845	$382,359	$—	$4,860,204	$19,117,926
First target distribution	$0.69	—	—	—	—	—	—
Second target distribution	$0.75	—	—	—	—	—	—
Third target distribution	$0.90	—	—	—	—	—	—
Thereafter	$0.90	—	—	—	—	—	—

		$14,257,722	$4,477,845	$382,359	$—	$4,860,204	$19,117,926

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all common and subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50% being paid to the holders of common and subordinated units and 50% to the general partner. The percentage interests shown for our general partner include the 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the general partner may reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the common and subordinated unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the Class B common unitholders, pro rata, and 2% to our general partner, until the capital account for each Class B common unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount for the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fifth, 98% to all common and subordinated unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per common unit equal to: (1) the sum of the excess of the first target distribution per common unit over the minimum quarterly distribution per common unit for each quarter of our existence; less (2) the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per common unit that we distributed 98% to the common and subordinated unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	sixth, 85% to all common and subordinated unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per common unit equal to: (1) the sum of the excess of the second target distribution per common unit over the first target distribution per common unit for each quarter of our existence; less (2) the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the first target distribution per common unit that we distributed 85% to the common and subordinated unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	seventh, 75% to all common and subordinated unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per common unit equal to: (1) the sum of the excess of the third target distribution per common unit over the second target distribution per common unit for each quarter of our existence; less (2) the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the second target distribution per common unit that we distributed 75% to the common and subordinated unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all common and subordinated unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of Class B common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the Class B common unitholders have been reduced to zero;

•	third, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the common and subordinated unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balance equaling the amount which it would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA
FINANCIAL AND OPERATING DATA

The following tables show (i) selected historical financial data of Williams Pipeline Partners Predecessor (which reflects a 25% ownership interest in Northwest on a historical basis, including the effects of purchase accounting), (ii) selected pro forma financial data for Williams Pipeline Partners L.P., and (iii) selected historical financial and operating data of Northwest. The information in this Selected Historical and Pro Forma Financial and Operating Data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus.

The selected historical financial data of Williams Pipeline Partners Predecessor as of December 31, 2002, 2003, and 2004, and for the years ended December 31, 2002 and 2003 are derived from unaudited historical financial statements not included herein. The selected historical financial data of Williams Pipeline Partners Predecessor as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 are derived from the audited historical financial statements of Williams Pipeline Partners Predecessor included elsewhere in this prospectus. The selected historical financial data of Williams Pipeline Partners Predecessor as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 are derived from the unaudited historical financial statements of Williams Partners Predecessor included elsewhere in this prospectus.

The summary pro forma financial data of Williams Pipeline Partners L.P. for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 are derived from the unaudited pro forma financial statements of Williams Pipeline Partners L.P. included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on June 30, 2007 in the case of the pro forma balance sheet, and on January 1, 2006 in the case of the pro forma statements of income for the year ended December 31, 2006 and for the six months ended June 30, 2007. These transactions include:

•	the issuance by Williams Pipeline Partners L.P. of common units to the public and its purchase of a 12.9% interest in Northwest, followed by a distribution by Northwest of a portion of the proceeds to a subsidiary of Williams as a reimbursement for capital expenditures incurred with respect to Northwest’s assets;

•	the issuance to our general partner of 3,003,565 common units, 7,759,304 subordinated units, 484,957 general partner units, and all of our incentive distribution rights in exchange for the contribution of a 12.1% general partnership interest in Northwest;

•	the payment of estimated underwriting commissions and other offering expenses;

•	the conversion of Northwest Pipeline Corporation to a general partnership; and

•	the transfer of the Parachute Lateral to an affiliate of Williams (as discussed in “Business — Capital Projects — Parachute Lateral”).

The following tables include the following financial measures that were not prepared in accordance with GAAP:

•	Northwest’s Adjusted EBITDA;

•	Williams Pipeline Partners Predecessor’s historical and our pro forma cash available for distribution; and

•	Northwest’s cash available for distribution.

These measures are presented because such information is relevant to, and will be used by, management, industry analysts, investors, lenders and rating agencies to assess the financial performance and operating results of our fundamental business activities. For a reconciliation of these measures to their most directly comparable financial measures calculated in accordance with GAAP, please read “— Non-GAAP Financial Measures.”

Our 25% general partnership interest in Northwest will not be consolidated in our financial results, but will be accounted for using the equity method of accounting. Distributions from Northwest will provide substantially all of the cash we expect to distribute to our unitholders. The general partnership agreement for

Northwest provides for quarterly distributions of available cash to its partners. Please read “Cash Distribution Policy and Restrictions on Distributions — General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” for more information on the manner in which Northwest will distribute cash to its partners.

Williams Pipeline Partners Predecessor and Williams Pipeline Partners L.P.

								Williams Pipeline Partners L.P.
								Pro Forma
	Williams Pipeline Partners Predecessor							Year	Six Months
						Six Months Ended		Ended	Ended
	Year Ended December 31,					June 30,		December 31,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(Thousands of dollars, except per unit measures)

Income Statement Data:
Equity earnings from investment in Northwest(1)	$18,882	$17,653	$18,494	$17,244	$13,616	$8,010	$15,186	$21,417	$24,087
General and administrative expenses(2)	—	—	—	—	—	—	—	(3,000)	(1,500)

Net income	$18,882	$17,653	$18,494	$17,244	$13,616	$8,010	$15,186	$18,417	$22,587

Net income per limited partners’ unit (basic and diluted)
Common units					$0.62		$0.69	$0.84	$0.87
Subordinated units					0.62		0.69	0.84	0.87
Balance Sheet Data (at period end):
Investment in Northwest(1)	$162,393	$180,753	$184,343	$189,087	$214,486		$229,822		$278,374
Total partners’ capital	162,393	180,753	184,343	189,087	214,486		229,822		278,374
Other Financial Data:
Cash available for distribution (unaudited)	$38,868	$41,659	$28,488	$19,013	$(571)	$11,044	$21,128	$(1,571)	$20,309

(1)	The acquisition of Northwest in 1983 by Williams was accounted for using the purchase method of accounting. Accordingly, Williams performed an allocation of the purchase price to Northwest’s assets and liabilities, based on their estimated fair values at the time of the acquisition. The purchase price allocation was not pushed down to Northwest, as FERC policy does not permit Northwest to recover these amounts through its rates, and Northwest is not required to reflect Williams’ purchase price allocation in its financial statements. The financial statements of Northwest included elsewhere herein reflect the original basis in its assets and liabilities and exclude the impacts from the excess purchase price allocation. The income statements of Williams Pipeline Partners Predecessor have been adjusted to include its 25% share of the after-tax depreciation of the purchase price allocation from Williams in the amount of $1.3 million for the year ended December 31, 2002 and $0.7 million for each of the years ended December 31, 2003, 2004, 2005 and 2006, and $0.3 million for each of the six months ended June 30, 2006 and 2007. The balance sheets of Williams Pipeline Partners Predecessor have been adjusted to include its 25% interest in the purchase price allocation from Williams in the amount of $13.9 million, $13.3 million, $12.6 million, $11.9 million and $11.2 million as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively, and $10.9 million as of June 30, 2007.

(2)	Upon completion of this offering, we anticipate incurring incremental general and administrative expenses of approximately $3.0 million per year as a result of being a publicly traded partnership. Williams will provide us with a partial credit for general and administrative expenses incurred on our behalf through 2011. For 2007, the amount of this credit will be $2.0 million on an annualized basis, but it will be pro rated from the closing of this offering through the end of the year. In 2008, the amount of the general and administrative expense credit will be $2.0 million, and it will decrease by $0.5 million for each subsequent year. As a result, after 2011, we will no longer receive any credit and will be required to reimburse Williams for all of the general and administrative expenses incurred on our behalf.

Northwest

The selected historical financial information below for Northwest as of December 31, 2002, 2003 and 2004, and for the years ended December 31, 2002 and 2003 is derived from historical audited financial statements not included herein. The selected financial information below for Northwest as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005, and 2006 is derived from the audited historical financial statements of Northwest included elsewhere in this prospectus. The summary historical financial information below for Northwest as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 is derived from the unaudited historical financial statements of Northwest included elsewhere in this prospectus. The operating data for all periods presented are derived from the unaudited records of Northwest.

								Six Months Ended
	Year Ended December 31,							June 30,
	2002	2003		2004		2005	2006	2006	2007
	(Thousands of dollars)

Income Statement Data:
Operating revenues	$297,619	$323,353		$338,532		$321,457	$324,250	$159,553	$205,698
Operating expenses:
General and administrative	49,338	45,693		51,062		49,749	56,463	26,865	31,355
Operation and maintenance	32,279	31,842		42,878		53,330	65,763	30,334	30,844
Depreciation	58,988	66,735		65,615		66,333	75,192	35,184	39,405
Regulatory credits	28	(6,357)		(7,180)		(4,446)	(4,469)	(2,616)	(1,745)
Taxes, other than income taxes	12,352	19,220		17,492		15,115	15,018	8,914	6,480
Regulatory liability reversal	—	—		—		—	—	—	(16,562	)(A)
Impairment charges	—	25,643	(B)	8,872	(C)	—	—	—	—

Total operating expenses	152,985	182,776		178,739		180,081	207,967	98,681	89,777

Operating income	144,634	140,577		159,793		141,376	116,283	60,872	115,921

Other income (net)	10,374	14,178		5,278		10,597	16,597	10,915	9,559

Interest charges:
Interest on long-term debt	25,577	37,144		38,721		38,164	43,649	19,189	24,104
Other interest	2,688	3,388		3,368		3,389	3,824	1,913	2,538
Allowance for borrowed funds used during construction	(2,638)	(3,589)		(452)		(1,529)	(4,557)	(1,600)	(934)

Total interest charges	25,627	36,943		41,637		40,024	42,916	19,502	25,708

Income before income taxes	129,381	117,812		123,434		111,949	89,964	52,285	99,772
Provision for income taxes	48,750	44,518		46,779		40,194	32,821	18,909	37,851

Net income	$80,631	$73,294		$76,655		$71,755	$57,143	$33,376	$61,921

(A)	Change in accounting estimate related to a pension regulatory liability. Northwest historically recorded a regulatory asset or liability for the difference between pension expense as estimated under Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions,” and the amount Northwest funded as a contribution to its pension plans. As a result of recent information, including its most recent rate filing, Northwest re-assessed the probability of refunding this difference and concluded that it is not probable that it will be refunded in future rates.

(B)	Subsequent to the implementation of newly developed service delivery software at Transcontinental Gas Pipe Line Corporation in 2003 and a determination of the unique and additional programming requirements that would be needed to complete the system for Northwest, management determined that the system would not be implemented. Accordingly, all costs incurred were written off at that time.

(C)	Previously capitalized costs related to one segment of the Northwest system that was not returned to service.

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
	(Thousands of dollars, except operating data)

Cash Flow and Other Financial Data:
Net cash provided by operating activities	$136,487	$218,808	$181,848	$108,135	$189,258	$90,263	$89,752
Adjusted EBITDA (unaudited)	203,650	226,598	227,100	203,263	187,006	93,440	137,019
Cash available for distribution (unaudited)	147,471	166,634	113,951	76,050	(2,282)	44,174	84,512
Capital expenditures:
Expansion capital (unaudited)	146,645	260,787	22,667	40,650	315,706	100,760	40,404
Maintenance capital (unaudited)	32,560	30,148	79,094	95,053	153,303	33,896	27,289
Allowance for borrowed funds used during construction	2,638	3,589	452	1,529	4,557	1,600	934

Total Capital Expenditures	181,843	294,524	102,213	137,232	473,566	136,256	68,627
Balance Sheet Data (at period end):
Net property, plant and equipment	$1,104,565	$1,312,949	$1,340,036	$1,328,895	$1,776,023		$1,811,077
Total assets	1,232,673	1,530,704	1,589,936	1,616,104	1,992,854		2,014,666
Long-term debt, including current maturities	367,523	535,042	527,562	520,080	687,075		696,487
Total common stockholder’s equity	593,839	669,959	687,002	708,757	813,037		875,558
Operating Data (amounts in Tbtu):
Transportation volumes	729	682	650	673	676	322	360
Average daily transportation volumes	2.0	1.9	1.8	1.8	1.9	1.8	2.0
Average daily reserved capacity under long-term base firm contracts, excluding peak capacity of 0.9 Tbtu	2.3	2.5	2.5	2.5	2.5	2.5	2.5
Average daily reserved capacity under short-term firm contracts	0.5	0.5	0.6	0.8	0.9	0.8	0.8

Non-GAAP Financial Measures

We define our cash available for distribution as our net income, less equity earnings from investment in Northwest, plus a general and administrative expense credit and cash available for distribution from Northwest.

Our cash available for distribution does not reflect changes in working capital balances. Our pro forma cash available for distribution for the year ended December 31, 2006 and six months ended June 30, 2007 includes our anticipated incremental general and administrative expenses related to our being a publicly traded partnership.

For Northwest, we define Adjusted EBITDA as net income, plus interest expense net of non-cash debt AFUDC, income tax expense and depreciation and amortization, less regulatory credits, interest income, and other income (expense), net. Other income (expense), net primarily consists of non-cash EAFUDC, and certain other items, including non-cash items. Our share of Northwest’s Adjusted EBITDA is 25%.

For Northwest, we define cash available for distribution as its Adjusted EBITDA, plus cash received for interest income, less cash paid for interest expense and maintenance capital expenditures.

Adjusted EBITDA and cash available for distribution will be used as supplemental financial measures by our management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest on our indebtedness and to make distributions; and

•	our operating performance and return on invested capital as compared to those of other publicly traded partnerships that own energy infrastructure assets, without regard to their financing methods and capital structure.

Adjusted EBITDA and cash available for distribution should not be considered alternatives to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA and cash available for distribution exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, Adjusted EBITDA and cash available for distribution as presented may not be comparable to similarly titled measures of other companies. Furthermore, while cash available for distribution is a measure we use to assess our ability to make distributions to our unitholders, cash available for distribution should not be viewed as indicative of the actual amount of cash that we have available for distribution or that we plan to distribute for a given period.

The following tables present reconciliations of the non-GAAP financial measures of cash available for distribution for Williams Pipeline Partners Predecessor and Williams Pipelines Partners L.P. and Adjusted EBITDA and cash available for distribution for Northwest to net income and net cash provided by operating activities, their most directly comparable GAAP financial measures, on a historical and on a pro forma basis.

Williams Pipeline Partners Predecessor and Williams Pipeline Partners L.P. (Unaudited)

	Williams Pipeline Partners Predecessor							Williams Pipelines Partners L.P. Pro Forma
									Six Months
								Year Ended	Ended
	Year Ended December 31,					Six Months Ended June 30,		December 31,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(Thousands of dollars)

Reconciliation of Non-GAAP “Cash available for distribution to GAAP “Net income”
Net income	$18,882	$17,653	$18,494	$17,244	$13,616	$8,010	$15,186	$18,417	$22,587
Less:
Equity earnings from investment in Northwest	18,882	17,653	18,494	17,244	13,616	8,010	15,186	21,417	24,087
Add:
General and administrative expense credit	—	—	—	—	—	—	—	2,000	1,000
Cash available for distribution from Northwest	36,868	41,659	28,488	19,013	(571)	11,044	21,128	(571)	20,809

Cash available for distribution	$36,868	$41,659	$28,488	$19,013	$(571)	$11,044	$21,128	$(1,571)	$20,309

Reconciliation of Non-GAAP “Cash available for distribution” to GAAP “Net cash provided by operating activities”
Net cash provided by operating activities	$—	$—	$—	$—	$—	$—	$—	$(3,000)	$(1,500)
Add:
General and administrative expense credit	—	—	—	—	—	—	—	2,000	1,000
Cash available for distribution from Northwest	36,868	41,659	28,488	19,013	(571)	11,044	21,128	(571)	20,809

Cash available for distribution	$36,868	$41,659	$28,488	$19,013	$(571)	$11,044	$21,128	$(1,571)	$20,309

Northwest (Unaudited)

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(Thousands of dollars)

Reconciliation of Non-GAAP “Adjusted EBITDA” and “Cash Available for Distribution” to GAAP “Net income”
Net income	$80,631	$73,294	$76,655	$71,755	$57,143	$33,376	$61,921
Add:
Interest expense	25,627	36,943	41,637	40,024	42,916	19,502	25,708
Income tax expense	48,750	44,518	46,779	40,194	32,821	18,909	37,851
Depreciation	58,988	66,735	65,615	66,333	75,192	35,184	39,405
Less:
Regulatory credits	(28)	6,357	7,180	4,446	4,469	2,616	1,745
Interest income	1,863	3,326	4,857	6,621	7,343	3,196	1,002
Other income (expense), net	8,511	(14,791)	(8,451)	3,976	9,254	7,719	25,119

Adjusted EBITDA — 100%	$203,650	$226,598	$227,100	$203,263	$187,006	$93,440	$137,019

Adjusted EBITDA — 25%	$50,913	$56,650	$56,775	$50,816	$46,752	$23,360	$34,255

Add:
Cash received for interest income	$1,958	$2,835	$5,066	$6,286	$7,682	$3,525	$866
Less:
Cash paid for interest expense	25,577	32,651	39,121	38,446	43,667	18,895	26,084
Maintenance capital expenditures	32,560	30,148	79,094	95,053	153,303	33,896	27,289

Cash available for distribution — 100%	$147,471	$166,634	$113,951	$76,050	$(2,282)	$44,174	$84,512

Cash available for distribution — 25%	$36,868	$41,659	$28,488	$19,013	$(571)	$11,044	$21,128

Reconciliation of Non-GAAP “Adjusted EBITDA” and “Cash available for distribution” to GAAP “Net cash provided by operating activities”
Net cash provided by operating activities	$136,487	$218,808	$181,848	$108,135	$189,258	$90,263	$89,752
Interest income	(1,863)	(3,326)	(4,857)	(6,621)	(7,343)	(3,196)	(1,002)
Interest expense	25,627	36,943	41,637	40,024	42,916	19,502	25,708
Income taxes	32,794	(7,217)	13,255	58,765	3,290	1,154	18,097
Other	(3,502)	(6,609)	(3,804)	(5,201)	(2,753)	(5,520)	(5,452)
Changes in operating working capital:
Accounts receivable, including current income taxes	12,639	(1,920)	(1,495)	3,850	(1,384)	(4,224)	5,250
Other current assets	154	(5,545)	4,181	5,196	1,627	(7,246)	(5,016)
Accounts payable, including current income taxes	2,940	(6,079)	1,260	6,854	(40,477)	(6,519)	(425)
Other current liabilities	(2,572)	542	(8,187)	(11,072)	4,357	7,621	8,898
Other, including changes in noncurrent assets and liabilities	946	1,001	3,262	3,333	(2,485)	1,605	1,209

Adjusted EBITDA — 100%	$203,650	$226,598	$227,100	$203,263	$187,006	$93,440	$137,019

Adjusted EBITDA — 25%	$50,913	$56,650	$56,775	$50,816	$46,752	$23,360	$34,255

Add:
Cash received for interest income	$1,958	$2,835	$5,066	$6,286	$7,682	$3,525	$866
Less:
Cash paid for interest expense	25,577	32,651	39,121	38,446	43,667	18,895	26,084
Maintenance capital expenditures	32,560	30,148	79,094	95,053	153,303	33,896	27,289

Cash available for distribution — 100%	$147,471	$166,634	$113,951	$76,050	$(2,282)	$44,174	$84,512

Cash available for distribution — 25%	$36,868	$41,659	$28,488	$19,013	$(571)	$11,044	$21,128

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of Northwest in conjunction with Northwest’s historical financial and operating data included elsewhere in this prospectus. Because our only asset is an investment in Northwest, we include separate historical financial statements and notes of Northwest in this prospectus, as well as the discussion of its financial condition and results of operations presented below. You should also read this analysis in conjunction with the historical financial statements of Williams Pipeline Partners Predecessor and the pro forma financial statements of Williams Pipeline Partners L.P. and the notes to those financial statements found elsewhere in this prospectus.

Overview

We are a growth-oriented Delaware limited partnership recently formed by Williams to own and operate natural gas transportation and storage assets. Our initial asset will be a 25% general partnership interest in Northwest, a subsidiary of Williams that owns an approximate 3,900-mile, bi-directional, interstate natural gas pipeline system that extends from the San Juan Basin in New Mexico, through the Rocky Mountains and to the Northwestern United States. Northwest also has working natural gas storage capacity of approximately 12.4 Bcf. The remaining 75% general partnership interest in Northwest will be owned by a subsidiary of Williams.

Our general partnership interest in Northwest will initially be our only asset. As a result, we are dependent on Northwest for substantially all of our cash available for distribution and the management’s discussion and analysis of financial condition and results of operations contained herein is primarily focused on Northwest.

How We Evaluate Our Operations

We evaluate our business on the basis of a few key measures:

•	the level of capacity reserved under Northwest’s long-term firm transportation and storage contracts;

•	the level of revenues provided by Northwest’s short-term firm and interruptible transportation and storage services;

•	Northwest’s operating expenses;

•	Northwest’s Adjusted EBITDA; and

•	our and Northwest’s estimated cash available for distribution.

Long-Term Firm Service

Northwest competes for transportation and storage customers based on the specific type of service a customer needs, operating flexibility, available capacity and price. To the extent Northwest’s customers believe that Northwest can offer these services at rates, terms and conditions, which are more attractive than those of its competition, they will be more inclined to purchase Northwest’s services. Firm transportation service requires Northwest to reserve pipeline capacity for a customer at certain receipt and delivery points. Firm customers generally pay a “demand” or “capacity reservation” charge based on the amount of capacity being reserved regardless of whether the capacity is used, plus a volumetric fee and an in-kind fuel reimbursement based on the volume of natural gas transported. Firm storage customers reserve a specific amount of storage capacity, including injection and withdrawal rights, and generally pay a capacity reservation charge based on the amount of capacity being reserved. Capacity reservation revenues derived from long-term firm service contracts generally remain constant over the term of the contracts, subject to adjustment in rate proceedings with FERC, because the revenues are primarily based upon the capacity reserved and not whether the capacity is actually used. Northwest’s ability to maintain or increase the amount of long-term firm service it provides is key to assuring a consistent revenue stream. Of Northwest’s revenues for the six months ended June 30, 2007,

90.9% were derived from capacity reservation charges under long-term firm service contracts with a weighted average remaining term of approximately 8.46 years, and approximately 4.9% of its revenues were derived from the related volumetric fees during the same period.

Short-Term Firm and Interruptible Service

A small portion of Northwest’s revenues is generated by short-term firm and interruptible services under which customers pay fees for transportation, storage or other related services. Of Northwest’s revenues for the six months ended June 30, 2007, 4.2% were derived from short-term firm and interruptible services.

Northwest’s Operating Expenses

Northwest’s operating expenses typically do not vary significantly based upon the amount of natural gas it transports. While expenses may not materially vary with throughput, the timing of Northwest’s spending during a year can be dictated by weather and customer demands. During the winter months, Northwest’s pipeline average throughput is higher. As a result, Northwest typically does not perform compressor or pipeline maintenance until off peak periods, which generally results in higher costs in the second and third quarters compared to the other two quarters. Northwest is also regulated by the federal government and certain state and local laws which can impact the activities it performs on its pipeline. Changes in these regulations or Northwest’s assessment of the condition of inspected facilities can increase costs. As an example, the Pipeline Safety Improvement Act of 2002 set new standards for pipelines in assessing the safety and reliability of their pipeline infrastructure. Northwest has and other pipelines have incurred additional costs to meet these standards. Certain of Northwest’s markets are served by other interstate natural gas pipelines and Northwest needs to operate its system efficiently and reliably to effectively compete for transportation and storage services.

Northwest’s Adjusted EBITDA

We define Northwest’s Adjusted EBITDA as net income, plus interest expense net of non-cash debt AFUDC, income tax expense and depreciation and amortization, less regulatory credits, interest income, and other income (expense), net. Other income (expense), net primarily consists of non-cash EAFUDC and certain other items, including non-cash items. Adjusted EBITDA is not a financial measure calculated in accordance with GAAP. Following its conversion to a general partnership, Northwest will not be subject to income tax.

Our Cash Available for Distribution

We define our cash available for distribution as our net income, less equity earnings from investment in Northwest, plus a general and administrative expense credit and cash available for distribution from Northwest. Our pro forma net income includes our estimated incremental general and administrative expense of being a publicly traded partnership.

Northwest’s Cash Available for Distribution

For Northwest, we define cash available for distribution as its Adjusted EBITDA, plus cash received for interest income, less cash paid for interest expense and maintenance capital expenditures.

Cash available for distribution should not be viewed as indicative of the actual amount of cash that we will have available for distribution or that we plan to distribute for a given period.

Adjusted EBITDA and cash available for distribution should not be considered alternatives to net income, operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA and cash available for distribution exclude some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, Adjusted EBITDA and cash available for distribution as presented may not be comparable to similarly titled measures of other companies. For a reconciliation of these measures to their most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures.”

Factors That Impact Northwest’s Business

The high percentage of Northwest’s revenues derived from capacity reservation fees on long-term, contractual arrangements helps mitigate the risk of revenue fluctuations due to near-term changes in natural gas supply and demand conditions and price volatility. Northwest’s business can, however, be negatively affected by sustained downturns or sluggishness in the economy in general, and is impacted by shifts in supply and demand dynamics, the mix of services requested by its customers, competition and changes in regulatory requirements affecting its operations.

We believe the key factors that impact Northwest’s business are the supply of and demand for natural gas in the markets in which Northwest operates; Northwest’s customers and their requirements; and government regulation of natural gas pipelines. These key factors, discussed in more detail below, play an important role in how Northwest manages its operations and implements its long-term strategies.

Supply and Demand Dynamics

To effectively manage its business, Northwest monitors its market areas for both short-term and long-term shifts in natural gas supply and demand. Changes in natural gas supply such as new discoveries of natural gas reserves, declining production in older fields and the introduction of new sources of natural gas supply, such as imported LNG, directly or indirectly affect the demand for our services from both producers and consumers. As these supply dynamics shift, Northwest anticipates that it will continue to actively pursue projects that link new sources of supply to customers willing to contract for transportation on a long-term firm basis. Changes in demographics, the amount of electricity generation, prevailing weather conditions and shifts in residential and commercial usage affect Northwest’s customers’ overall demand for natural gas. As customer demand dynamics change, Northwest anticipates that it will create new services or capacity arrangements that meet their long-term requirements.

Customers

Northwest transports and stores natural gas for a broad mix of customers, including local natural gas distribution companies, or LDCs, direct industrial users, electric power generators and natural gas marketers and producers. Northwest provides natural gas transportation services for markets in Washington, Oregon, Idaho, Wyoming, Nevada, Utah, Colorado, New Mexico, California and Arizona, either directly or indirectly through interconnections with other pipelines. Northwest’s customers use its transportation and storage services for a variety of reasons. Natural gas distribution companies and electric generation companies typically require a secure and reliable supply of natural gas over a prolonged period of time to meet the needs of their customers and frequently enter into long-term firm transportation and storage contracts to ensure both a ready supply of natural gas and sufficient transportation capacity over the life of the contract. Producers of natural gas require the ability to deliver their product to market and frequently enter into firm transportation contracts to ensure that they will have sufficient capacity available to deliver their product to delivery points with greater market liquidity. Natural gas marketers use storage and transportation services to capitalize on price differentials over time or between markets. Northwest’s customer mix can vary over time and largely depends on the natural gas supply and demand dynamics in its markets.

Competition

Northwest’s pipeline is currently the sole source of interstate natural gas transportation in many of the markets it serves. However, there are a number of factors that could increase competition in its traditional market area. For example, customers may consider such factors as cost of service and rates, location, reliability, available capacity, flow characteristics, pipeline service offerings, supply abundance and diversity and storage access when analyzing competitive pipeline options. Competition could arise from new ventures or expanded operations from existing competitors. Some of these competitors may expand or construct transportation systems that would create additional competition for the services we provide to our customers. In addition, FERC’s continuing efforts to promote competition in the natural gas industry have increased the number of service options available to shippers in the secondary market. As a result, Northwest’s customers’ capacity release and capacity segmentation activities have created an active secondary market which competes with Northwest’s pipeline services. Some customers see this as a benefit because it allows them to effectively reduce the cost of their capacity reservation fees. However, the high percentage of our revenues derived from capacity reservation fees helps mitigate the risk of revenue fluctuations caused by changing supply and demand conditions in the near term.

Regulation

Regulation of natural gas transportation by FERC and other federal and state regulatory agencies, including the Department of Transportation, has a significant impact on our business. FERC regulatory policies govern the rates that each pipeline is permitted to charge customers for interstate transportation and storage of natural gas. For more information see “Business — Regulatory Matters.”

We believe the collective impact of the trends and uncertainties described above may result in an increasingly competitive natural gas transportation market. This could result in a reduction in the overall average life of Northwest’s long-term firm contracts which could adversely affect its revenue over the long term. We believe the impact of the factors described in “— Customers” and “— Competition” above may also provide Northwest with growth opportunities. These factors may also result in a need for increased capital expenditures to take advantage of opportunities to bring additional supplies of natural gas into Northwest’s system to maintain or possibly increase its transportation commitments and volumes.

Outlook

In order to enhance its transportation and storage services, Northwest has one expansion project underway and another project proposal in the development stage.

•	Jackson Prairie Underground Storage Expansion. The Jackson Prairie Storage Project, connected to Northwest’s transmission system near Chehalis, Washington, is operated by Puget Sound Energy and is jointly owned by Northwest, Puget Sound Energy and Avista Corporation. A phased capacity expansion is currently underway and a deliverability expansion is planned for 2008.

As a one-third owner of Jackson Prairie, Northwest held an open season for new incremental firm storage service based on its 104 MMcf per day share of the planned 2008 deliverability expansion and its approximately 1.2 Bcf share of the working natural gas storage capacity expansion to be developed over approximately a four year period from 2007 through 2010.

•	Colorado Hub Connection Project. Northwest has proposed installing a new lateral to connect the proposed White River Hub near Meeker, Colorado to Northwest’s mainline near Sand Springs, Colorado. This project is referred to as the Colorado Hub Connection, or CHC Project. It is estimated that the construction of the CHC Project would cost up to $69 million and begin service as early as November 2009. Northwest has proposed combining the lateral with up to 298 MMcf per day of existing mainline capacity, including up to 98 MMcf per day of capacity from various receipt points for delivery to Ignacio, Colorado, that is currently sold on a short-term basis. In addition, the project could help facilitate re-contracting up to an additional 200 MMcf per day of capacity from Stanfield, Oregon to Ignacio, Colorado that is currently held by Pan Alberta Gas under a contract that terminates on October 31, 2012.

As planned, the CHC Project would allow Northwest to secure new contracts with a minimum term of ten years to replace the Pan Alberta commitments. In addition to providing greater opportunity for contract extensions for the existing short-term firm and Pan Alberta capacity, the CHC Project would provide direct access to additional natural gas supplies at the White River Hub for Northwest’s Pacific Northwest customers. The CHC Project remains subject to numerous conditions, including approval by the board of directors of Williams. The Northwest general partnership agreement will provide that, if

Northwest elects to proceed with the CHC Project, the associated capital expenditures required to construct the lateral would be funded by the affiliate of Williams holding the 75% general partnership interest in Northwest not owned by us. If the CHC Project proceeds, Northwest expects to seek approval to recover the CHC Project costs in a future rate case filed with FERC.

Results of Operations of Northwest

In the following discussion of the results of Northwest, all amounts represent 100% of the operations of Northwest, in which we will hold a 25% general partnership interest following the closing of this offering. The discussion and analysis of Northwest’s financial condition and operations are based on Northwest’s financial statements, which were prepared in accordance with GAAP. The following discussion and analysis should be read in conjunction with Northwest’s financial statements and the related notes appearing elsewhere in this prospectus.

Northwest’s Operations

Northwest owns and operates a natural gas pipeline system that extends from the San Juan Basin in northwestern New Mexico and southwestern Colorado through Colorado, Utah, Wyoming, Idaho, Oregon and Washington to a point on the Canadian border near Sumas, Washington. Northwest’s system includes approximately 3,900 miles of mainline and lateral transmission pipeline and 41 transmission compressor stations. Its compression facilities have a combined sea level-rated capacity of approximately 473,000 horsepower. At June 30, 2007, Northwest had long-term firm transportation contracts, including peaking service, with aggregate capacity reservations of approximately 3.4 Bcf of natural gas per day. Northwest also has approximately 12.4 Bcf of working natural gas storage capacity through its one-third interest in the Jackson Prairie underground storage facility, its ownership of the Plymouth LNG storage facility and contract storage at Clay Basin.

Transportation Services.  Northwest’s transportation services consist primarily of firm transportation under long-term contracts, whereby the customer pays a capacity reservation charge to reserve pipeline capacity at certain receipt and delivery points on the system, plus a volumetric fee and an in-kind fuel reimbursement based on the volume transported, and interruptible transportation, whereby the customer pays to transport natural gas when capacity is available and used. Firm transportation capacity reservation revenues typically do not vary over the term of the contract, subject to adjustment in rate proceedings with FERC, because the revenues are primarily based upon the capacity reserved, and not upon the capacity actually used. Northwest generates a small portion of its revenues from short-term firm and interruptible transportation services.

Northwest is not generally in the business of buying and selling natural gas, but changes in the price of natural gas can affect the overall supply and demand for natural gas, which in turn can affect its results of operations. Northwest depends on the availability of competitively priced natural gas supplies which its customers desire to ship through its system. Northwest delivers natural gas to a broad mix of customers including LDCs, municipal utilities, direct industrial users, electric power generators and natural gas marketers and producers.

Storage Services.  Northwest’s natural gas storage services allow it to offer customers a high degree of flexibility in meeting their delivery requirements and enable Northwest to balance daily receipts and deliveries. For example, LDCs use traditional storage services by injecting natural gas into storage in the summer months when natural gas prices are typically lower and then withdrawing the natural gas during the winter months in order to reduce their exposure to the potential volatility of winter natural gas prices. Northwest offers firm storage service, in which the customer reserves and pays for a specific amount of storage capacity, including injection and withdrawal rights, and interruptible storage service, where the customer receives and pays for capacity only when it is available and used.

Critical Accounting Policies and Estimates

The accounting policies discussed below are considered by Northwest’s management to be critical to an understanding of its condensed financial statements as their application places the most significant demands on management’s judgment. Due to the inherent uncertainties involved with this type of judgment, actual results could differ significantly from estimates and may have a material adverse impact on Northwest’s results of operations, equity or cash flows.

Regulation

Northwest’s natural gas pipeline operations are regulated by FERC. FERC regulatory policies govern the rates that each pipeline is permitted to charge customers for interstate transportation and storage of natural gas. From time to time, certain revenues collected may be subject to possible refunds upon final FERC orders. Accordingly, estimates of rate refund reserves are recorded considering third-party regulatory proceedings, advice of counsel, Northwest’s estimated risk-adjusted total exposure, market circumstances and other risks. Northwest’s current rates were approved pursuant to a rate settlement. As a result, its current revenues are not subject to refund.

SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation,” requires rate-regulated public utilities that apply this standard to account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates. In applying SFAS No. 71, Northwest capitalizes certain costs and benefits as regulatory assets and liabilities, respectively, in order to provide for recovery from or refund to customers in future periods.

Basis of Presentation

The acquisition of Northwest in 1983 by Williams was accounted for using the purchase method of accounting. Accordingly, Williams performed an allocation of the purchase price to Northwest’s assets and liabilities, based on their estimated fair values at the time of the acquisition. The purchase price allocation was not pushed down to Northwest, as FERC policy does not permit Northwest to recover these amounts through its rates, and Northwest is not required to reflect Williams’ purchase price allocations in its financial statements. As of June 30, 2007, the unamortized amount in excess of original cost relating to the acquisition of Northwest by Williams was approximately $43.7 million, net of deferred income taxes of $26.1 million.

Property, Plant and Equipment

Property, plant and equipment, consisting principally of natural gas transmission facilities, is recorded at original cost. Northwest accounts for repair and maintenance costs under the guidance of FERC regulations. FERC identifies installation, construction and replacement costs that are to be capitalized. Routine maintenance, repairs and renewal costs are charged to income as incurred. Gains or losses from the ordinary sale or retirement of plant are charged or credited to accumulated depreciation.

The incremental Evergreen Expansion Project, which was an expansion of Northwest’s pipeline system, was placed in service on October 1, 2003. The levelized rate design of this project created a revenue stream that will remain constant over the 25-year and 15-year terms. The related levelized depreciation is lower than book depreciation in the early years and higher than book depreciation in the later years of the contract terms. The depreciation component of the levelized incremental rates will equal the accumulated book depreciation by the end of the primary contract terms. FERC has approved the accounting for the differences between book depreciation and the Evergreen Expansion Project’s levelized depreciation as a regulatory asset with the offsetting credit recorded to a regulatory credit.

Northwest records an asset and a liability equal to the present value of each expected future asset retirement obligation, or ARO. The ARO asset is depreciated in a manner consistent with the depreciation of the underlying physical asset. Northwest measures changes in the liability due to passage of time by applying an interest method of allocation. This amount is recognized as an increase in the carrying amount of the liability and is offset by a regulatory asset. The regulatory asset is being recovered through the net negative salvage component of depreciation included in Northwest’s rates beginning January 1, 2007.

Included in Northwest’s depreciation rates is a negative salvage (cost of removal) component that Northwest has collected in rates. Northwest therefore accrues the estimated costs of removal of long-lived assets through depreciation expense. In connection with the adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations,” effective January 1, 2003, the negative salvage component of accumulated depreciation was reclassified to a noncurrent regulatory liability.

Allowance for Borrowed and Equity Funds Used During Construction

AFUDC represents the estimated cost of debt and equity funds applicable to utility plant in process of construction and is included as a cost of property, plant and equipment because it constitutes an actual cost of construction under established regulatory practices. FERC has prescribed a formula to be used in computing separate allowances for debt and equity AFUDC.

Income Taxes

Williams and its wholly-owned subsidiaries file a consolidated federal income tax return. It is Williams’ policy to charge or credit Northwest with an amount equivalent to its federal income tax expense or benefit computed as if Northwest had filed a separate return.

Northwest uses the liability method of accounting for income taxes which requires, among other things, provisions for all temporary differences between the financial basis and the tax basis in Northwest’s assets and liabilities and adjustments to the existing deferred tax balances for changes in tax rates. Northwest establishes a valuation reserve for gross deferred tax assets when Northwest determines it is more likely than not they will not be recovered. Following its conversion to a general partnership, Northwest will not be subject to income tax.

Deferred Charges

Northwest amortizes deferred charges over varying periods consistent with FERC approved accounting treatment for such deferred items. Unamortized debt expense, debt discount and losses on reacquired longterm debt are amortized by the bonds outstanding method over the related debt repayment periods.

Exchange Gas Imbalances

In the course of providing transportation services to its customers, Northwest may receive or deliver different quantities of gas from shippers than the quantities delivered or received on behalf of those shippers. These transactions result in imbalances, which are typically settled through the receipt or delivery of gas in the future. Customer imbalances to be repaid or recovered in-kind are recorded as exchange gas due from others or due to others in the balance sheets included elsewhere in this prospectus. The exchange gas offset represents the gas balance in Northwest’s system representing the difference between the exchange gas due to Northwest from customers and the exchange gas that Northwest owes to customers. These imbalances are valued at the average of the spot market rates at the Canadian border and the Rocky Mountain market as published in “Inside FERC’s Gas Market Report.” Settlement of imbalances requires agreement between the pipelines and shippers as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions.

Revenue Recognition

Revenues from the transportation of gas are recognized in the period the service is provided based on contractual terms and the related transported volumes. As a result of the ratemaking process, certain revenues collected by Northwest may be subject to possible refunds upon final orders in pending rate proceedings with FERC. Northwest records estimates of rate refund liabilities considering its and other third party regulatory proceedings, advice of counsel, as well as collection and other risks. At June 30, 2007, Northwest had no rate refund liabilities.

Contingencies

Northwest records liabilities for estimated loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect previous assumptions with respect to the likelihood or amount of loss. Liabilities for contingent losses are based upon management’s assumptions and estimates regarding the probable outcomes of the matters. Should the outcomes differ from the assumptions and estimates, revisions to the liabilities for contingent losses would be required.

Environmental Liabilities

Northwest’s environmental liabilities are based on Northwest management’s best estimate of the undiscounted future obligation for probable cost associated with environmental assessment and remediation of Northwest’s operating sites. These estimates are based on evaluations and discussions with counsel and independent consultants, and the current facts and circumstances related to these environmental matters. Northwest’s accrued environmental liabilities could change substantially in the future due to factors such as the nature and extent of any contamination, changes in remedial requirements, technological changes, discovery of new information, and the involvement of and direction taken by the EPA, FERC and other governmental authorities on these matters. Northwest continues to conduct environmental assessments and is implementing a variety of remedial measures that may result in increases or decreases in the total estimated environmental costs. Please read “— Environmental Matters.”

Northwest’s Results of Operations

Overview

The following table and discussion is a summary of Northwest’s condensed results of operations for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004. The results of operations are discussed in further detail following this overview. Variances due to changes in natural gas prices and transportation volumes have little impact on revenues, because under Northwest’s rate design methodology, the majority of overall cost of service is recovered through firm capacity reservation charges in Northwest’s transportation rates.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(audited)			(unaudited)
	(in thousands)

Income Statement Data:
Operating revenues	$338,532	$321,457	$324,250	$159,553	$205,698
Operating expenses:
General and administrative	51,062	49,749	56,463	26,865	31,355
Operation and maintenance	42,878	53,330	65,763	30,334	30,844
Depreciation	65,615	66,333	75,192	35,184	39,405
Regulatory credits	(7,180)	(4,446)	(4,469)	(2,616)	(1,745)
Taxes, other than income taxes	17,492	15,115	15,018	8,914	6,480
Regulatory liability reversal	—	—	—	—	(16,562)
Impairment charges	8,872	—	—	—	—

Total operating expenses	178,739	180,081	207,967	98,681	89,777

Operating income	159,793	141,376	116,283	60,872	115,921

Other income (net)	5,278	10,597	16,597	10,915	9,559

Interest charges:
Interest on long-term debt	38,721	38,164	43,649	19,189	24,104
Other interest	3,368	3,389	3,824	1,913	2,538
Allowance for borrowed funds used during construction	(452)	(1,529)	(4,557)	(1,600)	(934)

Total interest charges	41,637	40,024	42,916	19,502	25,708

Income before income taxes	123,434	111,949	89,964	52,285	99,772
Provision for income taxes	46,779	40,194	32,821	18,909	37,851

Net income	$76,655	$71,755	$57,143	$33,376	$61,921

Adjusted EBITDA(unaudited)(a)(b)	$227,100	$203,263	$187,006	$93,440	$137,019
Cash available for distribution (unaudited)(b)(c)	$113,951	$76,050	$(2,282)	$44,174	$84,512

(a)	We define Northwest’s Adjusted EBITDA as net income, plus interest expense net of non-cash debt AFUDC, income tax expense and depreciation and amortization, less regulatory credits, interest income and other income (expense), net. Other income (expense), net primarily consists of non-cash EAFUDC, and certain other items, including non-cash items.

(b)	For a reconciliation of this measure to its most directly comparable financial measures calculated and presented in accordance with GAAP, please see “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures.”

(c)	We define Northwest’s cash available for distribution as its Adjusted EBITDA, plus cash received for interest income, less cash paid for interest expense and maintenance capital expenditures.

Six Months Ended June 30, 2006 and June 30, 2007

Northwest’s operating revenues increased $46.1 million, or 29%, for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. Higher rates resulting from its rate case, which became effective January 1, 2007, were the primary reason for this increase.

Northwest’s transportation service accounted for 97% and 96% of its operating revenues for the six months ended June 30, 2007 and 2006, respectively. Natural gas storage service accounted for 3% of operating revenues for each of the six months ended June 30, 2007 and 2006.

Operating expenses decreased $8.9 million, or 9%. This decrease was due primarily to the June 2007 reversal of Northwest’s pension regulatory liability of $16.6 million and a reduction of its accrued ad valorem taxes of $1.8 million to reflect lower 2007 tax assessments on its property. The pension regulatory liability was reversed based upon management’s assessment that the refundability of this obligation in future rates is no longer probable. These decreases were partially offset by a $4.2 million increase in depreciation related to new property additions, a $2.2 million increase in labor costs due to annual salary increases and an increase in the number of employees, a $1.2 million increase in group insurance expense, a $1.1 million increase in management services provided by Williams and other affiliates, and a $0.8 million increase in lease expense.

Operating income increased $55.0 million, or 90.4%, for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 due to the reasons described above.

Other income decreased $1.4 million, or 12%, primarily due to a $4.2 million decrease in the allowance for equity funds used during construction, or EAFUDC, resulting from the lower capital expenditures in 2007, a $1.3 million decrease in interest income from affiliates resulting from note repayments from Williams, and a $0.9 million decrease in other interest income resulting from lower short-term investments. Also adding to this decrease was the 2006 settlement of a contribution in aid of construction associated with Northwest’s Capacity Replacement Project of $0.9 million (as described in “Business — Regulatory Matters — Capacity Replacement Project”). These decreases were partially offset by the recognition of $6.0 million of previously deferred income related to the termination of the Grays Harbor transportation agreement, as described below.

Interest charges increased $6.2 million, or 32%, due primarily to the issuance of $175 million in aggregate principal amount of 7% senior notes due 2016 in June of 2006 and the issuance of $185 million in aggregate principal amount of 5.95% senior notes due 2017 in April of 2007, partially offset by the early retirement of $175 million in aggregate principal amount of 8.125% senior notes due 2010 in April of 2007. A $0.7 million decrease in the allowance for borrowed funds used during construction related to the lower capital expenditures in 2007 and a $0.6 million increase in other interest also contributed to this increase.

The provision for income taxes increased $18.9 million, or approximately 100%, due primarily to higher pre-tax income for the six months ended June 30, 2007 as compared to the same period in 2006. Northwest’s effective income tax rate was 37.9% in 2007, and 36.2% in 2006.

Years Ended December 31, 2005 and 2006

Operating revenues increased $2.8 million, or 1%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Higher revenues due to short-term firm transportation services of $1.4 million and interruptible park and loan storage services of $1.3 million were the primary sources of this increase. Revenues from short-term firm transportation increased as a result of customers taking advantage of price differentials between producing basins. Interruptible park and loan storage services increased primarily as a result of customers taking advantage of the difference in the cost of gas between summer and winter forecasts.

Northwest’s transportation service accounted for 96% of its operating revenues and its natural gas storage service accounted for 3% of its operating revenues for each of the years ended December 31, 2006 and 2005.

Operating expenses increased $27.9 million, or 15%, from 2005 to 2006. This increase was due primarily to a $9.7 million increase in consulting, contract, engineering, maintenance and other outside services resulting in part from Northwest’s pipeline integrity and environmental assessment efforts and a change in FERC’s accounting policies requiring Northwest to expense (rather than capitalize) certain pipeline integrity assessment costs; an $8.9 million increase in depreciation, including a $6.0 million increase resulting from property additions and a $2.9 million increase related to the 2006 correction of an error related to the accounting for its building lease expense and depreciation of leasehold improvements; and a $5.5 million increase in outside administrative costs related primarily to information technology services associated with system enhancements. Also contributing to this increase were higher labor expenses of $3.9 million due to annual salary increases and an increase in the number of employees, higher materials, supplies, vehicle and other expenses of $3.9 million, and higher insurance costs of $1.6 million related primarily to pipeline operations. These increases were partially offset by lower rent expense of $6.2 million related to the correction of the aforementioned error.

Operating income decreased $25.1 million, or 18%, due to the reasons discussed above.

Other income increased $6.0 million, or 57%, primarily due to a $10.8 million increase in the allowance for EAFUDC resulting from the significantly higher capital expenditures in 2006 related to the Capacity Replacement Project, partially offset by an adjustment of $4.7 million associated with the correction of an error related to the recognition of EAFUDC.

Interest charges increased $2.9 million, or 7%. This increase was the result of higher interest on long-term debt of $5.5 million due to the 7.00% senior notes issued in June 2006 and due in 2016, offset by the $3.0 million increase in the AFUDC related to property additions in 2006.

The provision for income taxes decreased $7.4 million, or 18%, due primarily to lower pre-tax income in 2006 as compared to 2005 and a $1.8 million tax benefit adjustment in 2005 as a result of additional analysis of Northwest’s tax basis and book basis assets and liabilities. Northwest’s effective income tax rate was 36.5% in 2006 and 35.9% in 2005.

Years Ended December 31, 2004 and 2005

Operating revenues decreased $17.1 million, or 5%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This decrease was primarily attributable to the termination of the Grays Harbor agreement ($19.8 million), partially offset by increased revenues of $3.0 million from a pipeline lateral placed in service in November 2004.

Northwest’s transportation service accounted for 96% of its operating revenues for each of the years ended December 31, 2005 and 2004. Natural gas storage service accounted for 3% of Northwest’s operating revenues for each of the years ended December 31, 2005 and 2004.

Operating expenses increased $1.3 million, or 1%. This increase was due primarily to $3.0 million in higher charges related to the rental of a pipeline lateral from a customer beginning in November 2004, $2.7 million lower net regulatory credits associated with the difference in levelized versus straight-line depreciation rates for Northwest’s incremental facilities, $2.3 million in higher labor costs due to annual salary increases, $2.1 million in higher outside administrative charges related primarily to outsourced information technology services associated with system enhancements, and a $1.9 million expense for amounts paid to a third party to modify a pipeline assessment tool, owned by the third party, for use in performing pipeline integrity assessments on Northwest’s 26-inch pipeline. These increases were partially offset by the 2004 write-off of $8.9 million of previously capitalized costs incurred on an idled segment of Northwest’s system that will not return to service and $2.7 million in favorable adjustments in 2005 to ad valorem taxes reflecting negotiated assessment reductions. Depreciation expense increased $0.7 million due primarily to a $5.4 million adjustment made in 2004 to correct an error related to the over-depreciation of certain in-house developed system software and other general plant assets. This increase was mostly offset by lower depreciation in 2005 resulting from the retirement of the Grays Harbor Lateral.

Operating income decreased $18.4 million, or 12%, due to the reasons discussed above.

Other income increased $5.3 million, or 101%, primarily due to a $2.5 million increase in interest income on higher levels of short-term investments and a $2.1 million increase in EAFUDC resulting from increased capital expenditures in 2005. The higher capital expenditures in 2005 also resulted in a $1.1 million increase in AFUDC.

The provision for income taxes decreased $6.6 million due primarily to lower pre-tax income in 2005 as compared to 2004 and a $1.8 million tax benefit adjustment in 2005 as a result of additional analysis of Northwest’s tax basis and book basis assets and liabilities. Northwest’s effective income tax rate was 35.9% in 2005 and 37.9% in 2004.

Liquidity and Capital Resources of Northwest

Northwest’s ability to finance operations, including to fund capital expenditures and acquisitions, to meet its indebtedness obligations, to refinance its indebtedness or to meet collateral requirements will depend on its ability to generate cash in the future and to borrow funds. Northwest’s ability to generate cash is subject to a number of factors, some of which are beyond its control, including the impact of regulators on its ability to establish transportation and storage rates. Please see “Risk Factors.”

Working Capital

Working capital is the amount by which current assets exceed current liabilities. Northwest’s working capital requirements will be primarily driven by changes in accounts receivable and accounts payable. These changes are primarily impacted by such factors as credit and the timing of collections from customers and the level of spending for maintenance and expansion activity.

Changes in the terms of Northwest’s transportation and storage arrangements have a direct impact on Northwest’s generation and use of cash from operations due to their impact on net income, along with the resulting changes in working capital. A material adverse change in operations or available financing may impact Northwest’s ability to fund its requirements for liquidity and capital resources.

Short-Term Liquidity

Northwest funds its working capital and capital requirements with cash flows from operating activities, accessing debt capital markets, and, if required, borrowings under the Williams credit agreement described below and advances from Williams.

We will invest cash through participation in Williams’ cash management program. The advances will be represented by one or more demand obligations. The interest rate on the demand notes will be based upon the overnight investment rate paid on Williams’ excess cash, which was approximately 5.21% at June 30, 2007.

Credit Agreement

Williams has an unsecured $1.5 billion revolving credit agreement that terminates in May 2012. Williams Gas Pipeline guarantees the repayment of borrowings under the agreement. Northwest has access to $400 million under the agreement to the extent not otherwise utilized by Williams. Interest is calculated based on a choice of two methods: a fluctuating rate equal to the lender’s base rate plus an applicable margin or a periodic fixed rate equal to the London Interbank Offered Rate plus an applicable margin. Williams is required to pay a commitment fee (currently 0.25% per annum) based on the unused portion of the agreement. The applicable margin and commitment fee are based on the specific borrower’s senior unsecured long-term debt ratings. Letters of credit totaling approximately $28 million, none of which are associated with Northwest, have been issued by the participating institutions and no revolving credit loans were outstanding at June 30, 2007. Northwest did not access the agreement in 2006, and Northwest has not accessed the agreement during 2007 and has no borrowings outstanding under this agreement.

The credit agreement contains a number of restrictions on the business of the borrowers, including Northwest. These restrictions include restrictions on the borrowers’ and their subsidiaries’ ability to: (i) grant liens securing indebtedness on assets, merge, consolidate, or sell, lease or otherwise transfer assets; (ii) incur indebtedness; (iii) engage in transactions with related parties; and (iv) make distributions on equity interests. Northwest and Williams are also required to maintain a ratio of debt to capitalization of not more than 0.55 to 1, in the case of Northwest, and 0.65 to 1, in the case of Williams, in addition to other financial covenants. The credit agreement also contains affirmative covenants and events of default. If any borrower breaches financial or certain other covenants or if an event of default occurs, the lenders may cause the acceleration of the borrower’s indebtedness and may terminate lending to all borrowers under the credit agreement. Additionally, if: (a) a borrower were to generally not pay its debts as such debts come due or admit in writing its inability to pay its debts generally; (b) a borrower were to make a general assignment for the benefit of its creditors; or (c) proceedings relating to the bankruptcy or receivership of any borrower were to remain unstayed or undismissed for 60 days, then all lending under the credit agreement would terminate and all indebtedness outstanding under the credit agreement would be accelerated.

Long-Term Financing

Northwest has an effective shelf registration statement on file with the SEC. As of June 30, 2007, $150 million of availability remained under this registration statement. Northwest can raise capital through private debt offerings as well as offerings registered pursuant to offering-specific registration statements, without a guaranty from Williams. Interest rates, market conditions, and industry conditions will affect amounts raised, if any, in the capital markets. We believe any additional financing arrangements, if required, can be obtained from the capital markets on terms that are commensurate with Northwest’s then current credit ratings.

Northwest had the following indebtedness outstanding as of June 30, 2007:

•	$250,000,000 of 6.625% senior notes due December 1, 2007, which are not redeemable prior to maturity;

•	$175,000,000 of 7.00% senior notes due June 15, 2016, which may be redeemed at any time pursuant to the terms of such notes;

•	$185,000,000 of 5.95% senior notes due April 15, 2017, which may be redeemed at any time pursuant to the terms of such notes;

•	$85,000,000 of 7.125% senior notes due December 1, 2025, which may not be redeemed prior to maturity; and

•	$2,867,000 of 9.00% senior notes with sinking fund provisions payable through 2007.

Capital Requirements

Northwest’s $250 million in aggregate principal amount of 6.625% notes are due and payable on December 1, 2007. Northwest intends to fund this obligation through borrowings under the Williams credit agreement.

The transmission and storage business can be capital intensive, requiring significant investment to maintain and upgrade existing facilities and construct new facilities.

Northwest categorizes its capital expenditures as either maintenance capital expenditures or expansion capital expenditures. Maintenance capital expenditures are those expenditures required to maintain the existing operating capacity and service capability of Northwest’s assets, including replacement of system components and equipment that are worn, obsolete, completing their useful life, or necessary to remain in compliance with environmental laws and regulations. Expansion capital expenditures improve the service capability of the existing assets, extend useful lives, increase transmission or storage capacities from existing levels, reduce costs or enhance revenues. Northwest expects its maintenance capital expenditures and expansion capital expenditures for the twelve months ending September 30, 2008 to be $91.4 million and $14.5 million, respectively.

Northwest’s expenditures for property, plant and equipment additions were $473.6 million, $137.2 million and $102.2 million for 2006, 2005 and 2004 respectively. The increase in expenditures during 2006 was primarily due to the Capacity Replacement Project, which was completed in late 2006. See “Business — Regulatory Matters — Capacity Replacement Project.” Northwest filed a rate case on June 30, 2006 to recover the cost of property, plant and equipment placed into service as of December 31, 2006. Its new rates became effective January 1, 2007. Its capital expenditures for the six months ended June 30, 2007 were $68.6 million, compared to $136.3 million for the six months ended June 30, 2006. The decrease was primarily due to the completion of the Capacity Replacement Project in late 2006. Northwest anticipates 2007 capital expenditures will be between $145 million and $165 million, of which approximately $37 million is related to the Parachute Lateral. See “Business — Capital Projects — Parachute Lateral.” The remaining amounts will be spent on minor capital projects and maintenance capital expenditures, including expenditures required by the Pipeline Safety Improvement Act of 2002.

Commitments

The table below summarizes the maturity dates of Northwest’s more significant contractual obligations and commitments as of December 31, 2006 (in millions of dollars).

	2007	2008-2009	2010-2011	Thereafter	Total
Long-term debt, including current portion:
Principal	$252.9	$—	$175.0	$260.0	$687.9
Interest	49.3	65.1	43.7	139.9	298.0
Operating leases	6.4	12.7	—	—	19.1
Purchase obligations:
Natural gas purchase, storage, transportation and construction	62.8	5.3	4.3	2.0	74.4
Other	1.4	0.6	0.1	0.1	2.2
Other long-term liabilities, including current portion (1)(2)(3)	1.5	3.1	0.2	—	4.8

Total	$374.3	$86.8	$223.3	$402.0	$1,086.4

(1)	Does not include estimated contributions to Northwest’s pension and other postretirement benefit plans. Northwest made contributions to its pension and other postretirement benefit plans of $5.7 million in 2006 and $6.1 million in 2005. In 2007, we expect Northwest to contribute approximately $3.0 million to these plans (see note 5 of the notes to the financial statements). The decrease in the estimated contributions from 2006 and 2005 levels can be attributed to previous contributions to Northwest’s postretirement benefit plan. There were no minimum funding requirements to Northwest’s tax-qualified pension plans in 2006 or 2005, and we do not expect any minimum funding requirements in 2007. We anticipate that future contributions to the pension plan will not vary significantly from recent historical contributions, assuming actual results do not differ significantly from estimates with respect to discount rates, returns on plan assets, retirement rates, mortality and other significant assumptions, and assuming no further changes in current and prospective legislation and regulations. Based upon these anticipated levels of future contributions, we do not expect Northwest to trigger any minimum funding requirements in the future.

(2)	Does not include estimated settlement of asset retirement obligations. (See Note 9 of the notes to Northwest’s financial statements).

(3)	Does not include non-current regulatory liabilities comprised of negative salvage, pension plans and other postretirement benefits. (See Note 10 of the notes to Northwest’s financial statements.)

Off-Balance Sheet Arrangements

Neither we nor Northwest have any guarantees of off-balance sheet debt to third parties and maintain no debt obligations that contain provisions requiring accelerated payment of the related obligations in the event of specified levels of declines in credit ratings given by Moody’s Investors Service, Standard and Poor’s and Fitch Ratings. However, as of June 30, 2007, Northwest had $696.5 million aggregate principal amount of senior notes outstanding, none of which is consolidated on our balance sheet, as we do not consolidate our accounts with Northwest because our interest in Northwest is accounted for using the equity method of accounting.

Impact of Inflation

Northwest generally has experienced increased costs in recent years due to the effect of inflation on the cost of labor, benefits, materials and supplies, and property, plant and equipment. A portion of the increased labor and materials and supplies costs can directly affect income through increased operating and maintenance costs. The cumulative impact of inflation over a number of years has resulted in increased costs for current replacement of productive facilities. The majority of the costs related to Northwest’s property, plant and equipment and materials and supplies is subject to rate-making treatment, and under current FERC practices, recovery is limited to historical costs. While amounts in excess of historical cost are not recoverable under current FERC practices, Northwest believes it may be allowed to recover and earn a return based on the increased actual costs incurred when existing facilities are replaced. However, cost-based regulation along with competition and other market factors limit its ability to price services or products to ensure recovery of inflation’s effect on costs.

Environmental Matters

Northwest is subject to the National Environmental Policy Act and other federal and state legislation regulating the environmental aspects of its business. Except as discussed below, Northwest’s management believes that it is in substantial compliance with existing environmental requirements. Environmental expenditures are expensed or capitalized depending on their future economic benefit and potential for rate recovery. Northwest believes that, with respect to any expenditures required to meet applicable standards and regulations, FERC would grant the requisite rate relief so that substantially all of such expenditures would be permitted to be recovered through rates. Northwest believes that compliance with applicable environmental requirements is not likely to have a material effect upon its financial position or results of operations.

Beginning in the mid-1980’s, Northwest evaluated many of its facilities for the presence of toxic and hazardous substances to determine to what extent, if any, remediation might be necessary. Northwest identified polychlorinated biphenyl, or PCB, contamination in air compressor systems, soils and related properties at certain compressor station sites. Similarly, Northwest identified hydrocarbon impacts at these facilities due to the former use of earthen pits and mercury contamination at certain natural gas metering sites. The PCBs were remediated pursuant to a Consent Decree with the U.S. Environmental Protection Agency in the late 1980’s and Northwest conducted a voluntary clean-up of the hydrocarbon and mercury impacts in the early 1990’s. In 2005, the Washington Department of Ecology required Northwest to reevaluate its previous mercury clean-ups in Washington. Currently, Northwest is assessing the actions needed to bring the sites up to Washington’s current environmental standards. At June 30, 2007, Northwest has accrued liabilities totaling approximately $7.6 million for these costs which are expected to be incurred through 2011. Northwest considers these costs associated with compliance with these environmental laws and regulations to be prudent costs incurred in the ordinary course of business and, therefore, recoverable through its rates.

Safety Matters

Pipeline Integrity Regulations

Northwest has developed an Integrity Management Plan that it believes meets the DOT PHMSA final rule that was issued pursuant to the requirements of the Pipeline Safety Improvement Act of 2002. In meeting the integrity regulations, Northwest has identified high consequence areas and completed its baseline assessment plan. Northwest is on schedule to complete the required assessments within specified timeframes.

Currently, Northwest estimates that the cost to perform required assessments and associated remediation will be between $195 million and $215 million over the remaining assessment period of 2007 through 2012. The cost estimates have been revised to reflect refinements in the scope of required remediation and for increases in assessment and remediation costs. Northwest’s management considers the costs associated with compliance with the rule to be prudent costs incurred in the ordinary course of business and, therefore, recoverable through its rates.

Termination of the Grays Harbor Transportation Agreement

On November 1, 2002 Northwest placed in service the Grays Harbor Lateral for Duke Energy Trading and Marketing, LLC, or Duke, to serve a new power generation plant Duke was constructing in the state of Washington. Prior to completion of the Grays Harbor Lateral, Duke had suspended construction of the contemplated power generation plant, although Duke agreed that Northwest should complete the lateral.

Effective January 2005, Duke terminated its firm transportation agreement related to the Grays Harbor Lateral. Northwest invoiced Duke the amount it believed was contractually owed by Duke according to the terms of the facilities reimbursement agreement and Northwest’s tariff. Duke paid approximately $88 million for the remaining net book value of the lateral facilities and approximately $6 million towards the related income taxes. Northwest invoiced Duke for an additional $30 million, representing additional income taxes related to the termination of the contract. Duke disputed this additional amount and Northwest recorded a reserve against the full $30 million invoiced and deferred recognition of the $6 million received from Duke related to income taxes.

On June 16, 2005, Northwest filed a Petition for a Declaratory Order with FERC requesting that it rule on Northwest’s interpretation of the tariff to aid in resolving the dispute with Duke.

On June 15, 2007, FERC issued its Order on Rehearing providing clarification as to how the Duke buyout amount should be calculated with respect to related taxes. As a result of the Order on Rehearing, $6 million of previously deferred income was recognized in June 2007. Based on the terms of the Order, Northwest is also seeking an additional $14 million, including interest through June 30, 2007, from Duke, for which no income has been recognized.

Based upon the above, we do not anticipate any adverse impact to our results of operations or financial position from this matter.

Legal Matters

Northwest is party to various legal actions arising in the normal course of business. Northwest’s management believes that the disposition of outstanding legal actions will not have a material adverse impact on its future financial condition.

Recent Accounting Pronouncements

Effective January 1, 2007, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 prescribes guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. To recognize a tax position, an enterprise determines whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit, determined on a cumulative probability basis, that is greater than 50 percent likely of being realized upon ultimate settlement.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the Interpretation must be reported as an adjustment to the opening balance of retained earnings in the year of adoption. Northwest adopted FIN 48 beginning January 1, 2007, as required. The adoption of FIN 48 did not have a material effect on its financial position or results of operations.

Northwest’s policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense.

As of January 1, 2007, the IRS examination of Williams’ consolidated U.S. income tax return for 2002 was in process. The Williams’ consolidated U.S. income tax return incorporates Northwest’s tax information. During the first quarter of 2007, the IRS also commenced examination of Williams’ 2003 through 2005 consolidated U.S. income tax returns. IRS examinations for 1996 through 2001 have been completed but the years remain open while certain issues are under review with the Appeals Division of the IRS. The statute of limitations for most states expires one year after IRS audit settlement.

FERC Accounting and Reporting Guidance

On March 29, 2007, FERC issued “Commission Accounting and Reporting Guidance to Recognize the Funded Status of Defined Benefit Postretirement Plans.” The guidance is being provided to all jurisdictional entities to ensure proper and consistent implementation of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” for FERC financial reporting purposes beginning with the 2007 FERC Form 2 to be filed in 2008. Northwest completed its evaluation and applied the FERC guidance during the second quarter of 2007. It had no effect on Northwest’s financial statements.

Liquidity and Capital Resources of Williams Pipeline Partners L.P.

Our principal sources of liquidity include cash distributed to us by Northwest and our working capital credit agreement with Williams as the lender. We expect to fund our operating expenses, debt service and cash distributions primarily with distributions from Northwest.

At the closing, we will enter into a $20 million working capital credit agreement with Williams as the lender. The facility will be available exclusively to fund working capital borrowings. The initial maturity date of the facility will be the 365th day following the effective date of the agreement but may be extended for another 365-day period upon notice as provided in the agreement. Borrowings under the agreement will bear interest at the same rate as for borrowings under the Williams credit agreement described above in “— Liquidity and Capital Resources of Northwest — Credit Agreement.” We will pay a commitment fee to Williams on the unused portion of the credit agreement of 0.25% annually. We will be required to reduce all borrowings under our working capital credit agreement to zero for a period of at least 15 consecutive days once each twelve-month period prior to the maturity date of the facility.

We expect to fund our expansion capital expenditures primarily through commercial borrowings or the sale of debt or equity securities.

We will invest cash through participation in Williams’ cash management program. The advances will be represented by one or more demand obligations. The interest rate on the demand notes will be based upon the overnight investment rate paid on Williams’ excess cash, which was approximately 5.21% at June 30, 2007.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk indirectly includes Northwest’s long-term debt. All of Northwest’s interest on long-term debt is fixed in nature as shown on the following table:

	December 31, 2006	June 30, 2007
	(Thousands of dollars)

Fixed rates on long-term debt:
5.95% senior notes due 2017	$—	$185,000
6.625% senior notes due 2007	250,000	250,000
7.00% senior notes due 2016	175,000	175,000
7.125% senior notes due 2025	85,000	85,000
8.125% senior notes due 2010	175,000	—
9.00% senior notes due 2004 through 2007	2,867	2,867

	687,867	697,867
Unamortized debt discount	792	1,380

Total long-term debt	$687,075	$696,487

Northwest’s total long-term debt at December 31, 2006 had a carrying value of $687.1 million and a fair market value of $703.8 million. Northwest’s total long-term debt at June 30, 2007 had a carrying value of $696.5 million and a fair market value of $700.7 million. As of December 31, 2006 and June 30, 2007, the weighted-average interest rate on Northwest’s long-term debt was 7.2% and 6.6%, respectively. The current maturities of long-term debt at June 30, 2007 are primarily associated with the $250 million in aggregate principal amount of 6.625% notes that are due and payable on December 1, 2007. Northwest plans to refinance this debt and expects to have sensitivity to interest rate changes with respect to future debt facilities.

Northwest is, and therefore we are, exposed to credit risk. Credit risk relates to the risk of loss resulting from the nonperformance by a customer of its contractual obligations. Our and Northwest’s exposure generally relates to receivables and unbilled revenue for services provided, as well as volumes owed by customers for imbalances of natural gas lent by Northwest to them generally under its parking and lending services and no-notice services. Northwest maintains credit policies intended to minimize credit risk and actively monitor these policies.

INDUSTRY OVERVIEW

Natural gas is a critical component of energy consumption in the United States. The U.S. natural gas pipeline grid transports natural gas from producing regions to customers, such as LDCs, industrial users and electric generation facilities. Interstate pipelines carry natural gas across state boundaries and are subject to FERC regulation on (1) the rates charged for their services, (2) the terms and conditions of their services, and (3) the location, construction, operation, and abandonment of their facilities. Intrastate pipelines transport natural gas within a particular state and are regulated under different laws than the Natural Gas Act. In early 2007, based on data from the Energy Information Administration, or EIA, the U.S. natural gas pipeline grid included 109 interstate systems and more than 100 intrastate systems that collectively accounted for over 300,000 miles of pipeline with a combined 200 Bcf per day of natural gas transportation capacity.

Natural gas storage plays a vital role in maintaining the reliability of natural gas available for deliveries. Natural gas is typically stored in underground storage facilities. Storage facilities are utilized by (1) pipelines, to manage temporary imbalances in operations, (2) natural gas end-users, such as LDCs, to manage the seasonality of demand and to satisfy future natural gas needs, and (3) independent natural gas marketing and trading companies in connection with the execution of their trading strategies. Natural gas storage is expected to become an increasingly important component in managing any supply and demand imbalance created by significant LNG shipments.

Natural Gas Demand

Substantially all natural gas consumed in the United States is transported to the ultimate end-user on the natural gas pipeline grid. Therefore, utilization of the pipeline grid is highly correlated with growth in domestic consumption of natural gas. According to the EIA, natural gas consumption in the United States is expected to grow from 60.2 Bcf per day in 2005 to 70.1 Bcf per day in 2017, or by approximately 1.3% per year.

U.S. Natural Gas Consumption

Source: Energy Information Administration, February 2007.

Historically, demand for natural gas in the United States is usually greater during the winter, primarily due to residential and commercial heating applications. Natural gas produced in excess of that which is used during the summer months is typically stored to meet the increased demand for natural gas during the winter months. However, with the recent trend towards natural gas-fired electric generation, demand for natural gas during the summer months is now increasing to satisfy additional electricity requirements for residential and commercial cooling.

The industrial and electricity generation sectors are the largest users of natural gas in the United States. During the three years ended December 31, 2006, these two sectors accounted for approximately 57% of the total natural gas consumed in the United States. The majority of remaining natural gas demand is attributable to the residential and commercial sectors.

Increases in natural gas use for electric generation are being driven in part by the recent climate initiatives adopted by states, including those in the Western United States. For example, Puget Sound Energy, a large customer of Northwest in the State of Washington, recently indicated in its 2007 Integrated Resource Plan that it intends to rely heavily on increased development of wind power and natural gas-fired generation because adding new coal generation at this time is not in the best interests of its customers due to the regulatory, legal and project development uncertainty.

Estimates for increases in delivered natural gas consumption in regions served or partially served by Northwest range from 0.6% per year (according to the EIA for the Pacific Region, which includes California, Alaska, and Hawaii in addition to Washington and Oregon) to 1.9% (according to the Northwest Gas Association August 2007 Gas Outlook for the Pacific Northwest Region, which includes Washington, Oregon, Idaho and British Columbia).

It should be noted that natural gas demand in Northwest’s market area is impacted by, among other things, hydro-electric, coal and wind generation of electricity and electricity and fuel oil for residential and commercial heating. While such alternate fuel sources do not directly affect its firm reservation revenues under existing contracts, in the longer term, Northwest’s customers’ growth is partially dependent upon the use of these fuel sources, as well as conservation efforts by end-use customers.

Natural Gas Supply

According to the EIA, domestic natural gas production in the United States is not expected to keep pace with domestic consumption. Production in the lower 48 states is estimated to grow 0.7% per year, from 50.1 Bcf per day in 2005 to 54.3 Bcf per day in 2017. This compares to estimated U.S. natural gas demand growth of 1.3% from 60.2 Bcf per day in 2005 to 70.1 Bcf per day in 2017. The Gulf Coast region of the United States, which includes offshore Gulf of Mexico and East Texas, is the most prolific U.S. natural gas producing region. Based on data from EIA, the Gulf Coast region accounted for approximately 46.5% of U.S. natural gas supply in 2005, producing approximately 22.6 Bcf per day. According to the EIA, natural gas production from onshore conventional sources and shallow waters in the Gulf of Mexico is expected to decline, though this decline is expected to be more than offset by expanding natural gas exploration and development activities in onshore unconventional tight gas plays.

U.S. Natural Gas Production

Source: Energy Information Administration, February 2007.

The Rocky Mountain region, which is directly connected to Northwest’s pipeline, is a one of the few lower 48 onshore domestic natural gas production basins that are projected to grow. The EIA projects natural gas production to grow 1.2% per year from 12.0 Bcf per day in 2006 to 13.4 Bcf per day in 2015.

As production in the U.S. declines, or becomes less attractive because of vulnerability to hurricanes and other disruptions, the national supply profile is shifting to new, and, in some cases, to non-conventional sources of natural gas. The bulk of the supply increase is expected to come from LNG imports primarily in the Gulf Coast. LNG imports are expected to grow on average by 16% per year for the period between 2005 and 2017. The table below shows the EIA estimates of LNG imports through 2017.

U.S. Liquefied Natural Gas Import Volume

Source: Energy Information Administration, February 2007.

LNG is expected to become an important part of the United States’ energy market. According to the EIA, LNG’s share of total U.S. natural gas supply could be as high as 17% by 2025. In the Pacific Northwest there are four onshore LNG terminals that have been proposed in the state of Oregon and two in northwestern British Columbia. As of September 4, 2007, one such site (in British Columbia) had received regulatory approval, three sites had filed applications for regulatory approval, and two other sites had been proposed. These proposed LNG terminals will likely require market support from either California or Western Canada, in addition to the Pacific Northwest region, to be successful.

North American LNG Import Facilities

In September 2007, Pacific Connector Gas Pipeline, L.P., in which Williams Gas Pipeline has a one-third interest, filed an application with FERC to construct a 230-mile interstate natural gas pipeline from the Jordan Cove LNG site in Coos Bay, Oregon to markets in Oregon, northern California and northern Nevada. Jordan Cove is one of the three LNG terminal sites in the Pacific Northwest that has filed an application for regulatory approval. The proposed Pacific Connector pipeline would interconnect with the Northwest system in southern Oregon.

BUSINESS

We are a growth-oriented Delaware limited partnership recently formed by Williams to own and operate natural gas transportation and storage assets. Our initial asset will be a 25% general partnership interest in Northwest. The remainder of the interest in Northwest is owned by Williams Gas Pipeline, a wholly owned subsidiary of Williams. Williams, through its subsidiary, Williams Pipeline GP LLC, will own a 2% general partner interest and a 44.4% limited partner interest in us upon completion of the offering.

Northwest is an interstate natural gas transportation company that owns and operates a natural gas pipeline system extending from the San Juan Basin in northwestern New Mexico and southwestern Colorado through the states of Colorado, Utah, Wyoming, Idaho, Oregon and Washington to a point on the Canadian border near Sumas, Washington. Northwest provides services for markets in Washington, Oregon, Idaho, Wyoming, Nevada, Utah, Colorado, New Mexico, California and Arizona, directly or indirectly through interconnections with other pipelines. Northwest’s principal business is regulated by FERC.

Business Strategies

Our primary business objectives are to generate stable cash flows and, over time, to increase our quarterly cash distributions per unit. To achieve these objectives, we intend to:

•	Identify and consummate accretive acquisitions of complementary natural gas transportation and storage assets from Williams, third parties or both. We intend to expand our existing natural gas transportation and storage business by pursuing acquisitions that are accretive to distributable cash flow. In recent years, a number of energy infrastructure companies, including Williams, have sold pipeline and storage assets in an effort to focus their operations. To the extent this trend continues, we believe we are well positioned to take advantage of future acquisition opportunities. We will seek future acquisitions in our current areas of operation, as well as in new geographic areas. Certain factors we will consider in deciding whether to pursue an acquisition include, but are not limited to, the overall economic characteristics of the acquisition (such as return on capital and cash flow stability), the region in which the assets are located and the availability and sources of capital to finance the acquisition. We may pursue third party acquisitions either independently or jointly with Williams. In addition to acquiring assets from third parties, we may also have the opportunity to acquire assets directly from Williams, although we cannot predict whether any such opportunities will be made available to us. We believe our affiliation with Williams positions us to pursue a broad array of growth opportunities.

•	Pursue economically attractive organic expansion opportunities on Northwest’s system and greenfield construction projects. We will evaluate organic expansion and greenfield construction opportunities in existing and new markets that may increase capacity reservations and the volume of natural gas transported and stored on Northwest’s system. In 2003, Northwest constructed approximately 400 million cubic feet, or MMcf, per day of main line capacity. Additionally, since 2004, Northwest has constructed approximately 582 MMcf per day of delivery point capability with customers. Northwest is currently participating in expansions of the Jackson Prairie Underground Storage facility to add both storage capacity and withdrawal deliverability. With respect to the Jackson Prairie withdrawal deliverability expansion, the project has been certificated by FERC and construction started in 2007. Five of the ten wells associated with the expansion have been successfully drilled and the remaining five wells along with the above ground facilities will be completed in 2008 to meet an expected November 1, 2008 in-service date. The phased capacity expansion at Jackson Prairie is in the fifth year of an eight year development plan. Capacity is being added on an annual basis as water is withdrawn from the underground reservoir and replaced with cushion or base gas. Northwest’s share of the capacity expansion is used for system balancing and the remainder was sold to third parties along with the withdrawal deliverability expansion to provide a FERC regulated storage service. Northwest has also announced a development project that would connect Northwest’s main line with the White River Hub in Meeker, Colorado. For more detail on these projects see “— Capital Projects.”

•	Expand Northwest’s access to diverse sources of natural gas supply. To reduce the risk of natural gas supply interruptions and minimize fuel costs, customers frequently seek capacity on pipelines and in storage facilities that have diverse sources of natural gas supply. Northwest’s pipeline has access to numerous natural gas producing regions, including basins in the Rocky Mountain region, the San Juan Basin and the WCSB, and its bi-directional capability allows it to source natural gas from multiple points along its pipeline. Northwest’s existing and new customers also benefit from numerous pipeline interconnections, which further minimize the risk of supply interruptions by providing additional sources of natural gas supply. Northwest will continue to seek new sources of natural gas supply to enhance the attractiveness of its services to current and future customers. Since 2004, Northwest has constructed approximately 1,119 MMcf per day of receipt point capability. LNG may become another significant source of natural gas supply in certain regions that are accessible by Northwest. Northwest has evaluated, and will continue to evaluate, potential organic growth opportunities associated with the development of LNG facilities that would allow Northwest to increase its contracted transportation service.

•	Continue to focus on optimizing Northwest’s revenue profile, managing its costs and maintaining its safe and reliable operations and its excellent customer service. In order to optimize our revenues, we will work with Northwest to increase revenues from firm capacity contracts and lengthen terms for firm contracts with customers. Currently, approximately 90.9% of Northwest’s revenues are derived from firm capacity reservation fees, which are charges owed to it regardless of the actual pipeline or storage capacity utilized by a customer and independent of the underlying price of the natural gas being shipped. As additional capacity is added either organically or through acquisitions, we expect Northwest to continue to generate a substantial portion of its revenue through firm capacity reservation fees, thereby minimizing the volatility of its cash flows in the near term. Maintaining long-term contracts with customers for firm capacity reservations further supports the stability of cash flow over time. We will continue to pursue a competitive cost structure and effective capital programs that are intended to enhance the safety, reliability and competitiveness of Northwest’s pipeline system in order to attract customers for long-term firm contracts.

•	Cause Northwest to continue to operate its pipeline and storage assets in a safe and reliable manner. The Northwest pipeline system and related storage facilities have been well maintained, resulting in safe, reliable and competitive-cost operations. Northwest intends to continue its pro-active approach to maintenance spending and integrity testing in order to ensure the continued reliability and safety of its operations.

Competitive Strengths

We believe we are well positioned to successfully execute our business strategies because of the following competitive strengths:

•	Our ability to grow through acquisitions, organic expansion opportunities and greenfield construction projects is enhanced by our affiliation with Williams. Williams, through its 100% ownership of the owner of our general partner, Williams Gas Pipeline, owned over 14,400 miles of interstate natural gas pipelines, as well as 230 Bcf of working natural gas storage capacity as of December 31, 2006. In addition, Williams Gas Pipeline owns a 50% interest in Gulfstream, an approximate 690-mile interstate pipeline system. As the indirect owner of our 2% general partner interest and a 44.4% limited partner interest in us, Williams is motivated to promote and support the successful execution of our business strategy and to pursue projects that directly or indirectly enhance the value of our assets. Williams also owns natural gas exploration and production and midstream businesses in regions in which Northwest operates that could potentially provide us with complementary commercial opportunities. Through our relationship with Williams, we will have access to a significant pool of management talent that has extensive energy industry experience, a long history of successfully developing and acquiring natural gas transportation and storage assets, and experience establishing and managing master limited partnerships.

•	Northwest’s cash flow is relatively stable due to the high percentage of revenues it derives from capacity reservation fees and the long-term nature of its contracts. As of June 30, 2007, Northwest provided a significant portion of its pipeline transportation and storage services under long-term firm, fee-based contracts for terms ranging up to 22 years for transportation services and 52 years for storage services, with a combined weighted average remaining contract life, based on contracted revenues, of approximately 8.5 years. Long-term firm capacity reservation fees represented approximately 90.9% of revenue for the six months ended June 30, 2007. The large percentage of capacity reservation fees reduces the risk of revenue fluctuations caused by changes in weather or changing supply and demand conditions and, therefore, provides Northwest with stability of cash flows. Additionally, Northwest has little direct commodity price exposure, as it does not own the natural gas it transports for its customers and is entitled to an in-kind reimbursement for natural gas used as fuel in its operations. On January 1, 2007, Northwest’s rate case settlement, which established an increase in its general system firm transportation rates from $0.30760 to $0.40984 per Dth, took effect. The settlement also includes a two year moratorium that precludes filings by Northwest or by any other party to the settlement for any further rate increases or decreases prior to January 1, 2009, and a requirement for Northwest to file a new rate case to be effective not later than January 1, 2013.

•	Northwest operates a bi-directional pipeline system that is strategically located with access to a number of diverse supply regions, which allows it to transport competitively priced natural gas to growing end-use markets. Certain segments of Northwest’s pipeline have bi-directional capability, which allows it to source natural gas from multiple supply regions along the pipeline and ship natural gas to numerous delivery points. At June 30, 2007, Northwest had 58 receipt points and 376 delivery points. Northwest’s pipeline receives Canadian natural gas at the northern end of its system and in the mid-section of its system. Natural gas from the Rocky Mountain supply basins is received at the southern end of the system. Because of this diversity of regional natural gas supply, Northwest’s pipeline is designed to move natural gas in both directions through its main transmission line that runs from Sumas to Washougal, Washington and through the Columbia Gorge to Oregon, Idaho, Wyoming, Utah and Colorado. Northwest’s Spokane lateral that runs between Plymouth and Spokane, Washington also has bi-directional capability because it can be supplied with natural gas supply from both ends of the lateral. This bi-directional capability allows Northwest’s customers a degree of flexibility in acquiring their natural gas supplies. It also allows Northwest to perform pipeline and compression maintenance without major supply disruptions to its customers. The remainder of Northwest’s supply and delivery laterals are supplied at a single point, and consequently, are not designed to move natural gas bi-directionally. Northwest transports natural gas directly to growing end-use markets in the Pacific Northwest, including Washington, Oregon and Idaho, and indirectly supplies Western markets, including Colorado, Utah, Wyoming, California, Nevada, Arizona and New Mexico, through interconnects with other interstate pipelines. Northwest’s ability to transport natural gas reliably from diverse supply regions makes it attractive to customers that are consumers of natural gas, and its access to multiple end-use markets is appealing to customers that are producers of natural gas. Together, these attributes increase the flexibility and reliability of Northwest’s transportation system and allow it to increase contracted volumes of natural gas transported and stored on the system. Northwest may benefit from access to LNG facilities being proposed in the Pacific Northwest. As of June 30, 2007, one such site (in British Columbia) had received regulatory approval, two sites had filed applications for regulatory approval, and three other sites had been proposed.

•	Northwest has a strong and defensible market position. We believe that the topography of the Pacific Northwest makes construction of competing pipelines difficult and expensive and forms a natural barrier to entry for potential competing pipelines in Northwest’s primary markets such as Seattle, Washington, Portland, Oregon and Boise, Idaho. Northwest’s pipeline is currently the sole source of interstate natural gas transportation in many markets its serves. In addition, we believe that Northwest offers competitively priced natural gas transportation services to markets such as Reno, Nevada, Spokane, Washington and Medford, Oregon that are also served by other interstate natural gas pipelines.

•	Northwest has long-standing relationships with its high-quality customers. Northwest transports and stores natural gas for a broad mix of customers, including LDCs, municipal utilities, direct industrial users, electric power generators and natural gas marketers and producers. We believe Northwest’s strong relationships with its customers are evidenced by its high percentage of long-term customer contracts. We also believe Northwest’s longstanding focus on customer satisfaction has earned it a reputation for excellent customer service in its markets. In 2007, Northwest was ranked first in customer satisfaction and first in value among major pipeline companies in the U.S. and Canada by Mastio & Company, an independent research firm that conducts surveys of the natural gas pipeline industry. We believe Northwest’s focus on customer service enhances Northwest’s ability to negotiate long-term contracts with its customers.

•	The senior management team and board of directors of our general partner include some of the most senior officers of Williams, who have extensive industry experience, including experience managing master limited partnerships. Our general partner’s management team includes some of the most senior officers of Williams and has extensive experience in building, acquiring, integrating and managing energy assets in a reliable and cost-effective manner. The members of our general partner’s management team have extensive experience in the energy industry, with significant commercial, operational, acquisition and business development expertise. In addition, the members of our general partner’s management team have significant experience in forming and managing master limited partnerships, having participated in the management of Williams Energy Partners, L.P., now known as Magellan Midstream Partners, L.P., and Williams Partners.

While we have set forth our business strategies and competitive strengths above, our business involves numerous risks and uncertainties that may prevent us from executing our business strategies. These risks include difficulties in completing existing expansion or greenfield projects or identifying economically attractive new expansion and greenfield opportunities, adverse impacts relating to regulatory rules affecting our initial asset or future assets, difficulties in securing additional contracted capacity on Northwest’s systems, the loss of certain key customers and the potential inability to identify or consummate accretive acquisitions. For a more complete description of the risks associated with an investment in us, please see “Risk Factors.”

Our Relationship with Williams

One of our principal attributes is our relationship with Williams, an integrated energy company with 2006 revenues in excess of $11.8 billion. Williams trades on the NYSE under the symbol “WMB.” Williams operates in numerous aspects of the energy industry, including natural gas exploration and production, midstream services and interstate natural gas transportation. Williams has owned or operated interstate natural gas transportation and storage assets for more than 23 years. At December 31, 2006, Williams Gas Pipeline owned approximately 14,400 miles of interstate natural gas pipelines with 230 Bcf of working natural gas storage capacity, including Northwest’s pipeline system. Williams Gas Pipeline also owns a 50% equity interest in Gulfstream Natural Gas System, L.L.C., an approximate 690-mile interstate pipeline system.

Williams has a long history of successfully expanding its energy infrastructure businesses and consummating complementary acquisitions of energy assets and intends to use our partnership to own and grow its natural gas transportation and storage business. Although we expect to have the opportunity to make additional acquisitions directly from Williams in the future, we cannot say with any certainty which, if any, of these acquisition opportunities may be made available to us or if we will choose to pursue any such opportunities. In addition, through our relationship with Williams, we will have access to a significant pool of management talent and strong commercial relationships throughout the energy industry. Williams has significant experience in forming and managing master limited partnerships, having formed and managed Williams Energy Partners, L.P., now known as Magellan Midstream Partners, L.P., until its sale in 2003, and Williams Partners, in which Williams currently owns a 20.5% limited partner interest and the 2% general partner interest.

While our relationship with Williams and its affiliates is a significant attribute, it is also a source of potential conflicts. For example, Williams is in the natural gas transportation and storage business and is not restricted from competing with us. Williams and its affiliates, including Williams Partners, which trades on the NYSE under the symbol “WPZ,” may compete with Northwest and us. Williams and its affiliates may acquire, construct or dispose of natural gas transportation, storage or other assets in the future, some or all of which may compete with our assets, without any obligation to offer us the opportunity to purchase or construct such assets. In addition, all of the executive officers and certain of the directors of our general partner also serve as officers and/or directors of Williams and Williams Partners’ general partner, and these officers and directors face conflicts of interest, including conflicts of interest regarding the allocation of their time between us, Williams and Williams Partners. Please read “Conflicts of Interest and Fiduciary Duties.”

Upon the completion of this offering, Williams will indirectly own a 2% general partner interest in us, all of our incentive distribution rights and a 44.4% limited partner interest in us. We will enter into an omnibus agreement with Williams, our general partner and certain of its affiliates that will govern our relationship with them regarding certain reimbursement, indemnification and licensing matters. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

Northwest’s System

Northwest owns and operates a natural gas pipeline system that extends from the San Juan Basin in northwestern New Mexico and southwestern Colorado through Colorado, Utah, Wyoming, Idaho, Oregon and Washington to a point on the Canadian border near Sumas, Washington. Northwest’s system includes approximately 3,900 miles of mainline and lateral transmission pipeline and 41 transmission compressor stations. Its compression facilities have a combined sea level-rated capacity of approximately 473,000 horsepower. At June 30, 2007, Northwest had long-term firm transportation contracts, including peaking service, with aggregate capacity reservations of approximately 3.4 Bcf of natural gas per day. Northwest also has approximately 12.4 Bcf of working natural gas storage capacity.

Northwest has access to multiple strategic natural gas supply basins, including basins in the Rocky Mountain region, the San Juan Basin and the WCSB. Northwest provides natural gas transportation services for markets in Washington, Oregon, Idaho, Wyoming, Nevada, Utah, Colorado, New Mexico, California and Arizona either directly or indirectly through interconnections with other pipelines. Northwest is the only interstate natural gas pipeline that currently provides service to certain key markets, including Seattle, Washington, Portland, Oregon and Boise, Idaho. In addition, we believe that Northwest provides competitively priced services in markets such as Reno, Nevada, Spokane, Washington and Medford, Oregon that are also served by other interstate natural gas pipelines.

Northwest transports and stores natural gas for a broad mix of customers, including LDCs, municipal utilities, direct industrial users, electric power generators and natural gas marketers and producers. For the year ended December 31, 2006, Northwest’s two largest customers were Puget Sound Energy, Inc. and Northwest Natural Gas Co., which accounted for approximately 19.9% and 10.9%, respectively, of its total operating revenues during that period. No other customer accounted for more than 10% of total operating revenues during that period. Both Puget Sound Energy and Northwest Natural have long-term contracts with Northwest. Puget Sound Energy has fifteen separate agreements with Northwest that have an average revenue weighted contract term of 7.37 years. Northwest Natural has nine separate agreements with an average revenue weighted contract term of 5.15 years. At the end of the initial contract term, these contracts renew on a year-to-year basis, and one year notice is required to terminate the contract. If a customer elects to terminate a contract, Northwest attempts to remarket the capacity. If Northwest were to be unsuccessful in remarketing the capacity, it would seek to recover the lost revenues associated with the contract in a subsequent rate case filed with FERC.

Northwest’s Transportation and Storage Services

Northwest’s rates are subject to the rate-making policies of FERC. Northwest provides a significant portion of its transportation and storage services pursuant to long-term firm contracts that obligate its customers to pay it monthly capacity reservation fees, which are fees that are owed for reserving an agreed upon amount of pipeline or storage capacity regardless of the amount of pipeline or storage capacity actually utilized by a customer. When a customer utilizes the capacity it has reserved under a firm transportation contract, Northwest also collects a volumetric fee based on the quantity of natural gas transported. These volumetric fees are typically a small percentage of the total fees received under a firm contract. Over 99% of

Northwest’s long-term firm contracts are at the maximum rate allowed under Northwest’s tariff, as distinguished from discounted rates. Northwest also derives a small portion of its revenues from short-term firm and interruptible contracts under which customers pay fees for transportation, storage and other related services. The following table sets forth certain information regarding Northwest’s contracts and revenues, as of and for the six months ended June 30, 2007:

Revenue Composition(1)			Weighted Average
Long-Term Firm Contracts		Short-Term	Remaining
Capacity		Firm and	Long-Term
Reservation	Volumetric	Interruptible	Firm Contract Life
Fees	Fees	Services	(In Years)(2)

90.9%	4.9%	4.2%	8.46

(1)	Excludes other revenues of $2.4 million for the six months ended June 30, 2007 primarily associated with certain subleases in Northwest’s Salt Lake City office building and the ACA.

(2)	The weighted average long-term firm contract life was calculated based on the average annual reservation revenue under currently effective rates for each contract’s remaining life as of June 30, 2007. A long-term firm contract is a contract that has a term of one year or more.

The high percentage of Northwest’s revenue derived from capacity reservation fees helps mitigate the risk of revenue fluctuations caused by changing supply and demand conditions. For additional information about Northwest’s contracts, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Our Operations’’ and “— Regulatory Matters.”

Northwest has approximately 12.4 Bcf of working natural gas storage capacity through the following three storage facilities. These natural gas storage facilities enable Northwest to balance daily receipts and deliveries and provide storage services to certain major customers.

•	Jackson Prairie: Northwest owns a one-third interest in the Jackson Prairie underground storage facility located near Chehalis, Washington, with the remaining interests owned by two of its distribution customers. As of June 30, 2007, Northwest’s share of the firm seasonal storage service in this facility was approximately 7.1 Bcf of working natural gas storage capacity and up to 283 MMcf per day of peak day deliveries. Additionally, Northwest’s share of the best-efforts delivery capacity was 50 MMcf per day. As described below, Northwest is participating in an ongoing expansion of Jackson Prairie.

•	Plymouth LNG: Northwest also owns and operates an LNG storage facility located near Plymouth, Washington, which provides standby service for its customers during extreme peaks in demand. The facility has a total LNG storage capacity equivalent to 2.3 Bcf of working natural gas, liquefaction capability of 12 MMcf per day and regasification capability of 300 MMcf per day. Certain of Northwest’s major customers own the working natural gas stored at the LNG plant.

•	Clay Basin Field: Northwest has a contract with a third party under which natural gas storage services are provided to it in an underground storage reservoir in the Clay Basin Field located in Daggett County, Utah. Northwest is authorized to utilize the Clay Basin Field at a seasonal storage level of 3.0 Bcf of working natural gas, with a firm delivery capability of 25 MMcf of natural gas per day.

Northwest’s Competition

We believe the topography of the Pacific Northwest makes construction of competing pipelines difficult and expensive and it forms a natural barrier to entry for potential competitor pipelines in Northwest’s primary markets such as Seattle, Washington, Portland, Oregon and Boise, Idaho. Northwest’s pipeline is currently the sole source of interstate natural gas transportation in many of the markets it serves. However, there are a number of factors that could increase competition in Northwest’s traditional market area. For example, customers may consider such factors as cost of service and rates, location, reliability, available capacity, flow characteristics, pipeline service offerings, supply abundance and diversity and storage access when analyzing competitive pipeline options. Competition could arise from new ventures or expanded operations from existing competitors. For example, in late 2006, Northwest Natural Gas Co., Northwest’s second largest customer, announced that it is partnering with TransCanada’s Gas Transmission Northwest, or GTN, to build the Palomar Gas Transmission project. This proposed project would consist of a greenfield pipeline from GTN’s system in central Oregon to Northwest Natural’s system in western Oregon. Palomar could also be used to transport natural gas from one of the proposed Columbia River LNG terminals back to GTN’s system. GTN also previously proposed a 235-mile lateral from its mainline system near Spokane, Washington to the Seattle/Tacoma corridor, or Washington Lateral, as an alternative to Northwest’s Capacity Replacement Project. Puget Sound Energy, Northwest’s largest customer, was the target customer for this lateral. While this pipeline project has not been built, incremental power generation loads requiring a pipeline expansion could cause GTN to reconsider the Washington Lateral project.

Northwest is also experiencing increased competition for domestic supply with the completion of projects such as Kinder Morgan’s Rockies Express and Wyoming Interstate’s Kanda Lateral, which are designed to transport natural gas produced in the Piceance and Uinta Basins to Midwestern and Eastern markets. Additionally, Questar Pipeline and Enterprise Products Partners recently announced plans to construct the White River Hub Project, an approximate seven-mile pipeline to connect to several interstate pipelines in the Greasewood and Meeker, Colorado areas. The net effect of these projects could result in increased liquidity in Piceance Basin gas supplies and a significant narrowing of the price differential between the Rockies and Sumas supplies, further increasing overall Pacific Northwest natural gas prices.

In addition, FERC’s continuing efforts to promote competition in the natural gas industry have increased the number of service options available to shippers in the secondary market. As a result, Northwest’s customers’ capacity release and capacity segmentation activities have created an active secondary market which competes with Northwest’s pipeline services. Some customers see this as a benefit because it allows them to effectively reduce the cost of their capacity reservation fees.

Capital Projects

Jackson Prairie Underground Expansion

The Jackson Prairie Storage Project, connected to Northwest’s transmission system near Chehalis, Washington, is operated by Puget Sound Energy and is jointly owned by Northwest, Puget Sound Energy and Avista Corporation. A phased capacity expansion is currently underway and a deliverability expansion is planned for 2008.

As a one-third owner of Jackson Prairie, Northwest held an open season for a new incremental firm storage service based on its 104 MMcf per day share of the planned 2008 deliverability expansion and its approximately 1.2 Bcf share of the working natural gas storage capacity expansion to be developed over approximately a four year period from 2007 through 2010.

As a result of the open season, four shippers executed binding precedent agreements for the full amount of incremental storage service offered at contract terms averaging 33 years. The precedent agreements obligate the shippers to execute long-term service agreements for the proposed new incremental firm storage service, with the firm service rights to be phased-in as the expanded working natural gas capacity and deliverability are developed. Northwest’s one third share of the deliverability expansion is estimated to be $16 million. Northwest’s estimated capital cost for the capacity expansion component of the new storage service is $6.1 million, primarily for base natural gas.

Due to the profile of Northwest’s customers and their need for peak day capacity, Northwest believes that expanding storage at Jackson Prairie is the most cost effective way to serve the weather sensitive residential and commercial, peak-day load growth on its system.

Colorado Hub Connection Project

Northwest has proposed installing a new lateral to connect the White River Hub near Meeker, Colorado to Northwest’s mainline near Sand Springs, Colorado. This project is referred to as the Colorado Hub

Connection, or CHC Project. It is estimated that the construction of the CHC Project would cost up to $69 million and could begin service as early as November 2009. Northwest has proposed to combine the lateral with up to 298 MMcf per day of existing mainline capacity, including up to 98 MMcf per day of capacity from various receipt points for delivery to Ignacio, Colorado, that is currently sold on a short-term basis. In addition, the project could help facilitate re-contracting up to an additional 200 MMcf per day from Stanfield, Oregon to Ignacio, Colorado that is currently held by Pan Alberta Gas under a contract that terminates on October 31, 2012. The Pan Alberta capacity was originally contracted to transport natural gas supplies from the WCSB through Northwest’s system for delivery to California markets. After the associated California commitments were terminated, the producers underlying the Pan Alberta contract directed their supplies to other markets and no longer utilized the capacity contracted on Northwest.

The 98 MMcf per day of short-term firm capacity is currently contracted through November 2008 at maximum rates, which represents approximately $14.7 million per year of short-term firm revenues. Historically, Northwest deeply discounted its rates for this capacity and it provided minimal revenues. Under the proposed CHC Project, Northwest anticipates securing long-term contracts with a minimum term of ten years at maximum rates.

With respect to the Pan Alberta commitments, the 200 MMcf per day of capacity generates approximately $27.7 million in annual capacity reservation revenues. Pan Alberta has confirmed that it will terminate its contract in 2012 and is willing to relinquish its capacity early, if Northwest elects to utilize this capacity in conjunction with the CHC Project. As planned, the CHC Project would allow Northwest to secure new contracts with a minimum term of ten years to replace the Pan Alberta commitments. If Northwest is not successful with the CHC Project, or otherwise able to resell the capacity, it would seek recovery of the $27.7 million in annual capacity reservation revenues from its remaining customers in a future rate proceeding.

In addition to providing greater opportunity for contract extensions for the existing short-term firm and Pan Alberta capacity, the CHC Project would provide direct access to additional natural gas supplies at the White River Hub for Northwest’s Pacific Northwest customers. The Colorado Hub Connection Project remains subject to numerous conditions, including approval by the board of directors of Williams. The Northwest general partnership agreement provides that, if Northwest elects to proceed with the CHC Project, the associated capital expenditures required to construct the lateral would be funded by the affiliate of Williams holding the 75% general partnership interest in Northwest not owned by us. If the CHC Project proceeds, Northwest expects to seek approval to recover the CHC Project costs in a future rate case filed with FERC.

Parachute Lateral

Northwest placed its Parachute Lateral facilities in service on May 16, 2007, and began collecting revenues of approximately $0.87 million per month.

On August 24, 2007, Northwest filed an application with FERC to amend its certificate of public convenience and necessity issued for the Parachute Lateral to allow the transfer of the ownership of its Parachute Lateral facilities to a newly created subsidiary, Parachute Pipeline LLC (“Parachute”), which will not be owned by us. The Parachute Lateral facilities are located in Rio Blanco and Garfield counties, Colorado. The Parachute Lateral facilities are anticipated to be contributed to Parachute prior to December 2007.

Although the Parachute Lateral facilities were originally built to provide transportation for pipeline-quality natural gas being produced in the Parachute area, approval of the certificate amendment is the first step towards moving these facilities from the interstate pipeline system of Northwest to the gathering and processing function of Williams Field Services Company, LLC, or Williams Field Services, which is owned by Williams. As contemplated in the application for amendment, Parachute will lease the facilities back to Northwest, which will continue to operate the facilities under the FERC certificate. When Williams Field Services completes its Willow Creek Processing Plant, the lease (subject to further regulatory approval) will terminate, and Parachute, as a subsidiary of Williams Field Services, will assume full operational control and responsibility for the Parachute Lateral.

Under the terms of the lease, Northwest will pay Parachute monthly rent equal to the revenues collected from transportation services on the Parachute Lateral, less 3% to cover costs related to the operation of the lateral. During any period in which Northwest owns or leases and operates the Parachute Lateral, all profit or loss and cash available for distribution from the Parachute Lateral will be allocated to the affiliate of Williams holding the 75% general partnership interest in Northwest not owned by us.

Return to Service and Capacity Replacement Project

In 2003, Northwest received a Corrective Action Order, or CAO, and an Amended CAO, or ACAO, from PHMSA regarding a 268-mile segment of Northwest’s 26-inch pipeline in Western Washington. The pipeline segment experienced two breaks in May and December of 2003 that were determined to be caused by stress corrosion cracking. The ACAO required Northwest to idle the pipeline segment and hydrostatically test it to assure its integrity before restoring it to service. The ACAO also required that, to the extent Northwest returned any specific sections of the idled pipeline back to service, such sections be replaced over a three to ten-year period, with the timing of such replacements to be based on the population density and high consequence areas of various geographical locations along the pipeline segment. Alternatively, Northwest could have sought FERC authorization to abandon the facilities and the associated capacity of such facilities.

During 2004, Northwest hydrostatically tested and returned to service approximately 111 miles of the 268 miles of pipeline covered by the ACAO. This 111-mile segment restored approximately 131 MMcf per day of the 360 MMcf per day of idled capacity, which Northwest determined would be adequate to meet anticipated near-term market conditions. The restored facilities were to be periodically monitored and tested, as necessary, until the associated capacity was ultimately replaced. The total maintenance capital expenditures spent to return the portion of the 26-inch pipeline to service, referred to as the Return to Service Project, were approximately $43.3 million, of which $8.9 million was subsequently expensed in the second quarter 2004.

During 2004, Northwest also began developing a longer-term plan to retire the 268 miles of 26-inch pipeline and construct approximately 360 MMcf per day of capacity to replace the capacity served by the idled pipeline segment, referred to as the Capacity Replacement Project. Northwest determined that the most cost-effective configuration to replace the capacity was to construct fewer miles of new 36-inch pipeline and add additional compression. Furthermore, Northwest also determined that in order to minimize construction costs and impacts, and to maximize recovery of costs in rates, constructing the entire project within a three-year time period was more advantageous than spreading construction out over the entire three to ten-year time frame required under the ACAO.

In the course of developing this plan, Northwest met with its customers in early 2004 to determine their support for the Capacity Replacement Project, and Northwest’s plan to a file a new general rate case to recover the cost of the project. Additionally, in May 2004, Northwest conducted a reverse open season to determine whether any customers were willing to relinquish capacity in order to reduce the scope and estimated rate impacts associated with the project. One customer committed to relinquish approximately 13 MMcf per day of capacity in the reverse open season.

In late 2004, Northwest filed a FERC certificate application for the Capacity Replacement Project, including abandonment of the 268 miles of 26-inch pipeline and the related construction of approximately 80 miles of new 36-inch pipeline and an additional 10,760 net horsepower of compression. In September 2005, Northwest received a FERC certificate authorizing construction and operation of the Capacity Replacement Project. As of December 2006, all of the new facilities were completed and placed in service. The final cost of the Capacity Replacement Project was approximately $325.0 million, the majority of which was spent in 2006. Northwest filed a new rate case in June 2006, which was effective on January 1, 2007, following the in-service date of the Capacity Replacement Project, primarily to begin recovering the cost of the project.

Seasonality

Although Northwest delivers more gas to its market areas in the winter heating season months of November through March, because a significant percentage of Northwest’s revenues are collected through reservation fees, its revenues remain fairly stable from quarter to quarter. The table below sets forth seasonal revenues, expenses and throughput for each quarter and the total year ended December 31, 2006.

2006
	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Total
Revenues (000)	79,638	79,915	81,088	83,609	324,250
Revenue %	24.6%	24.6%	25.0%	25.8%	100%
Operating Expenses	48,692	46,960	53,324	55,991	207,967
Throughput (MDth)	179,670	142,777	156,513	196,550	675,510
Throughput %	26.6%	21.1%	23.2%	29.1%	100%

Employees

We do not have any employees. We are managed and operated by the directors and officers of our general partner. All of our executive management personnel will be employees of our general partner or another subsidiary of Williams and will devote the portion of their time to our business and affairs that is required to manage and conduct our operations. We expect that the officers of Williams Pipeline GP LLC will initially devote substantially less than a majority of their time to our business, although we expect the amount of time that they devote may increase or decrease in future periods as our business develops. These officers will manage the day-to-day affairs of our business and operations. Northwest is operated by an affiliate of Williams’ pursuant to an operating agreement and the employees who operate the Northwest assets are therefore not employees of ours. Please read “Management — Management of Williams Pipeline Partners L.P.”

Regulatory Matters

FERC Regulation

Northwest’s interstate pipeline system and storage facilities are subject to extensive regulation by FERC. FERC has jurisdiction with respect to virtually all aspects of its business, including generally:

•	transportation and storage of natural gas;

•	rates and charges;

•	terms of service including creditworthiness requirements;

•	construction of new facilities;

•	extension or abandonment of service and facilities;

•	accounts and records;

•	depreciation and amortization policies;

•	relationships with marketing affiliates; and

•	initiation and discontinuation of services.

Northwest holds certificates of public convenience and necessity issued by FERC pursuant to Section 7 of the NGA covering its facilities, activities and services. Northwest may not unduly discriminate in providing open access, available transportation and storage services to customers qualifying under Northwest’s tariff provisions. Under Section 8 of the NGA, FERC has the power to prescribe the accounting treatment of items for regulatory purposes. The books and records of interstate pipelines may be periodically audited by FERC.

FERC regulates the rates and charges for transportation and storage in interstate commerce. Interstate pipelines may not charge rates that have been determined not to be just and reasonable.

The maximum recourse rates that may be charged by interstate pipelines for their services are established through FERC’s ratemaking process. Generally, the maximum filed recourse rates for interstate pipelines are based on the cost of service including recovery of and a return on the pipeline’s actual prudent historical cost investment. Key determinants in the ratemaking process are level of plant investment and costs of providing service, allowed rate of return and volume throughput and contractual capacity commitments. The maximum applicable recourse rates and terms and conditions for service are set forth in each pipeline’s FERC-approved tariff or established by reference to FERC’s regulations. Rate design and the allocation of costs also can impact a pipeline’s profitability. Interstate pipelines are permitted to discount their firm and interruptible rates without further FERC authorization down to the variable cost of performing service, provided they do not “unduly discriminate.”

Interstate pipelines may also use “negotiated rates” which, in theory, could involve rates above or below the “recourse rate,” provided the affected customers are willing to agree to such rates. A prerequisite for having the right to agree to negotiated rates is that negotiated rate customers must have had the option to take service under the pipeline’s maximum recourse rates.

On June 30, 2006, Northwest filed a general rate case under Section 4 of the NGA. Significant costs that contributed to the need to file this rate case included: construction of the Capacity Replacement Project, an increase in reliability and integrity expenditures, and an increase in other operating costs. The Capacity Replacement Project stemmed from two breaks in 2003 in a segment of Northwest’s pipeline in western Washington, which resulted in Corrective Action Orders from PHMSA. In response to these orders, and pursuant to FERC certificate authority, Northwest abandoned approximately 268 miles of existing 26-inch pipeline and replaced it with approximately 80 miles of 36-inch pipeline. The Capacity Replacement Project has been completed at an estimated cost of $325 million.

On July 31, 2006, FERC issued an Order accepting Northwest’s filing and suspended the effective date of the new rates for five months, to become effective January 1, 2007, subject to refund. On January 31, 2007, Northwest filed a stipulation and settlement agreement that resolved all outstanding issues in the rate case. On March 30, 2007, FERC approved the submitted settlement and it is now final. The settlement specified an annual cost of service of $404 million and increased Northwest’s general system firm transportation rates from $0.30760 to $0.40984 per Dth, effective January 1, 2007. Refunds to customers were made during April 2007. Pursuant to the settlement, a rate moratorium precludes filings by Northwest or by any other party to the settlement for any further rate increases or decreases prior to January 1, 2009 and Northwest is required to file a new rate case to be effective not later than January 1, 2013.

FERC Policy Statement on Income Tax Allowances

In May 2005, FERC issued a statement of general policy, permitting a pipeline to include in cost-of-service computations an income tax allowance provided that an entity or individual has an actual or potential income tax liability on income from the pipeline’s public utility assets. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by FERC on a case-by-case basis. The new policy entails rate risk due to the case-by-case review requirement. In June 2005 FERC applied its new policy and granted a partnership owning an oil pipeline an income tax allowance when establishing rates. That decision, applying the new policy to the particular oil pipeline, was appealed to the D.C. Circuit. The D.C. Circuit, by order issued May 29, 2007, denied the appeal and upheld FERC’s new tax allowance policy as applied in the decision involving the oil pipeline on all points subject to the appeal. On August 20, 2007, the D.C. Circuit denied rehearing of its decision.

On December 8, 2006, FERC issued an order in an interstate oil pipeline proceeding addressing its income tax allowance policy, noting that the tax deferral features of a publicly traded partnership may cause some investors to receive, for some indeterminate duration, cash distributions in excess of their taxable income, which FERC characterized as a “tax savings.” FERC stated that it is concerned that this creates an opportunity for those investors to earn an additional return, funded by ratepayers. Responding to this concern, FERC chose to adjust the pipeline’s equity rate of return downward based on the percentage by which the publicly traded partnership’s cash flow exceeded taxable income. On February 7, 2007, the pipeline asked FERC to reconsider this ruling. On March 9, 2007, FERC granted rehearing for further consideration of its December 8, 2006 order.

The ultimate outcome of these proceedings is not certain and could result in changes to FERC’s treatment of income tax allowances in cost of service. If FERC were to disallow a substantial portion of Northwest’s income tax allowance, it may be more difficult for Northwest to justify its rates in future proceedings. While we have established the Eligible Holder certification requirement, we can provide no assurance that such certification will be effective to establish that our unitholders, or our unitholders’ owners, are subject to United States federal income taxation on the income generated by us. If we are unable to satisfy the requirements necessary to qualify for a full income tax allowance in calculating Northwest’s cost of service in future rate cases, FERC could disallow a substantial portion of Northwest’s income tax allowance, and its maximum lawful rates could decrease from current levels.

FERC Policy Statement on Proxy Groups and Return on Equity

In an effort to provide some guidance and to obtain further public comment on FERC’s policies concerning return on equity determinations, on July 19, 2007, FERC issued its Proposed Proxy Policy Statement, Composition of Proxy Groups for Determining Gas and Oil Pipeline Return on Equity. In the Proposed Proxy Policy Statement, FERC proposes to permit inclusion of publicly traded partnerships in the proxy group analysis relating to return on equity determinations in rate proceedings, provided that the analysis be limited to actual publicly traded partnership distributions capped at the level of the pipeline’s earnings and that evidence be provided in the form of multiyear analysis of past earnings demonstrating a publicly traded partnership’s ability to provide stable earnings over time.

In a decision issued shortly after FERC issued its Proposed Proxy Policy Statement, the D.C. Circuit vacated FERC’s orders in proceedings involving High Island Offshore System and Petal Gas Storage. The Court determined that FERC had failed to adequately reflect risks of interstate pipeline operations both in populating the proxy group (from which a range of equity returns was determined) with entities the record indicated had lower risk, while excluding publicly traded partnerships primarily engaged in interstate pipeline operations, and in the placement of the pipeline under review in each proceeding within that range of equity returns. Although the Court accepted for the sake of argument FERC’s rationale for excluding publicly traded partnerships from the proxy group (i.e., publicly traded partnership distributions may exceed earnings) it observed this proposition was “not self-evident.”

The ultimate outcome of these proceedings is not certain and may result in new policies being established at FERC that would not allow the full use of publicly traded partnership distributions to unitholders in any proxy group comparisons used to determine return on equity in future rate proceedings. Northwest cannot ensure that such policy developments would not adversely affect Northwest’s ability to achieve a reasonable level of return on equity in any future rate proceeding.

Energy Policy Act of 2005

On August 8, 2005, Congress enacted the Energy Policy Act of 2005, or EP Act 2005. Among other matters, EP Act 2005 amends the NGA to add an antimanipulation provision which makes it unlawful for any entity to engage in prohibited behavior in contravention of rules and regulations prescribed by FERC and provides FERC with additional civil penalty authority. On January 19, 2006, FERC issued Order No. 670, a rule implementing the antimanipulation provision of EP Act 2005, and subsequently denied rehearing. The rule makes it unlawful in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. The new antimanipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of natural gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” natural gas sales, purchases or transportation subject to FERC jurisdiction. The EP Act 2005 also amends the NGA and the Natural Gas Policy Act to give FERC authority to impose civil penalties for violations of the NGA up to $1,000,000 per day per violation for violations occurring after August 8, 2005. In connection with this enhanced civil penalty authority, FERC issued a policy statement on enforcement to provide guidance regarding the enforcement of the statutes, orders, rules and regulations it administers, including factors to be considered in determining the appropriate enforcement action to be taken. The antimanipulation rule and enhanced civil penalty authority reflect an expansion of FERC’s enforcement authority. Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, FERC and the courts.

Safety and Maintenance

Northwest is subject to regulation by the DOT’s Pipeline and Hazardous Materials Safety Administration, or PHMSA, pursuant to the Natural Gas Pipeline Safety Act of 1968, or NGPSA, and the Pipeline Safety Improvement Act of 2002, which was recently reauthorized and amended by the Pipeline Inspection, Protection, Enforcement, and Safety Act of 2006. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of natural gas pipeline facilities while the Pipeline Safety Improvement Act of 2002 establishes mandatory inspections for all United States oil and natural gas transportation pipelines, and some gathering lines in high consequence areas. PHMSA regulations implementing the Pipeline Safety Improvement Act of 2002 require pipeline operators to implement integrity management programs, which involve frequent inspections and other measures to ensure pipeline safety in “high consequence areas,” such as high population areas, areas unusually sensitive to environmental damage, and commercially navigable waterways. The PHMSA may assess fines and penalties for violations of these and other requirements imposed by its regulations.

States are largely preempted by federal law from regulating pipeline safety for interstate lines but most are certified by DOT to assume responsibility for enforcement of intrastate natural gas pipeline safety regulations and inspection of intrastate pipelines. In practice, because states can adopt stricter standards for intrastate pipelines than those imposed by the federal government for interstate lines, states vary considerably in their authority and capacity to address pipeline safety. Northwest’s natural gas pipeline has inspection and compliance programs designed to maintain compliance with federal and applicable state pipeline safety and pollution control requirements.

Northwest is subject to a number of federal laws and regulations, including the federal Occupational Safety and Health Act, or OSHA, and some comparable state statutes, whose purpose is to protect the health and safety of workers, both generally and within the pipeline industry. The OSHA hazard communication standard, the U.S. Environmental Protection Agency community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes require that information be maintained concerning hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities, and citizens.

Environmental Regulation

General.  Northwest’s natural gas transportation and storage operations are subject to extensive and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations that are applicable to Northwest’s operations, including:

•	requiring the acquisition of permits to conduct regulated activities;

•	restricting the manner in which Northwest can release materials into the environment;

•	imposing investigatory and remedial obligations to mitigate pollution from former or current operations;

•	assessing administrative, civil and criminal penalties for failure to comply with applicable legal requirements; and

•	in certain instances, enjoining some or all of the operations of facilities deemed in non-compliance with permits issued pursuant to applicable laws and regulations.

As with the industry generally, compliance with current and anticipated environmental laws and regulations increases Northwest’s overall cost of business, including its capital costs to construct, maintain and upgrade equipment and facilities. While these laws and regulations affect Northwest’s maintenance capital expenditures and net income, we believe that they do not affect Northwest’s competitive position in that the operations of Northwest’s competitors are similarly affected.

The general trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment and, thus, any changes in environmental laws and regulations that result in more stringent and costly hazardous substance and waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on Northwest’s operations and financial position. In the event of future increases in costs, Northwest may be unable to pass on those increases to its customers. We believe that Northwest is in substantial compliance with existing environmental laws and regulations and that continued compliance with current requirements will not have a material adverse effect on Northwest.

The following is a discussion of some of the environmental laws and regulations that are applicable to natural gas transportation and storage activities.

Waste Management.  Northwest’s operations generate hazardous and non-hazardous solid wastes that are subject to the federal Resource Conservation and Recovery Act, also known as RCRA, and comparable state laws, which impose detailed requirements for the handling, storage, treatment and disposal of hazardous and non-hazardous solid wastes. For instance, RCRA prohibits the disposal of certain hazardous wastes on land without prior treatment, and requires generators of wastes subject to land disposal restrictions to provide notification of pre-treatment requirements to disposal facilities that are in receipt of these wastes. Generators of hazardous wastes also must comply with certain standards for the accumulation and storage of hazardous wastes, as well as recordkeeping and reporting requirements applicable to hazardous waste storage and disposal activities. RCRA imposes fewer restrictions on the handling, storage and disposal of non-hazardous solid wastes, which includes certain wastes associated with the exploration and production of oil and natural gas. In the course of its operations, Northwest may generate petroleum hydrocarbon wastes and ordinary industrial wastes such as paint wastes, waste solvents, and waste compressor oils that may be regulated as hazardous solid wastes. Similarly, the Toxic Substances Control Act, or TSCA, and analogous state laws impose requirements on the use, disposal and storage of various chemicals and chemical substances. In the course of its operations, Northwest may use chemicals and chemical substances which are regulated by TSCA.

Site Remediation.  The Comprehensive Environmental Response, Compensation and Liability Act, also known as CERCLA or the Superfund law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include the current and past owner or operator of a site where a hazardous substance release into the environment occurred, and companies that disposed or arranged for the disposal of hazardous substances found at the site. Under CERCLA, such persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the U.S. Environmental Protection Agency, also known as the EPA, and in some cases third parties, to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of substances or wastes into the environment.

Northwest currently owns or leases properties that for many years have been used for the transportation and compression of natural gas, and the storage of natural gas. Although Northwest typically used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons and wastes may have been disposed of or released on or under the properties owned or leased by it or on or under other locations where such substances have been taken for recycling or disposal. In addition, some of these properties may have been operated by third parties or by previous owners whose treatment and disposal or release of petroleum hydrocarbons or wastes was not under Northwest’s control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, Northwest could be required to remove previously disposed wastes, including waste disposed of by prior owners or operators; remediate contaminated property, including groundwater contamination, whether from prior owners or operators or other historic activities or spills; or perform remedial closure operations to prevent future contamination.

Beginning in the mid-1980’s, Northwest evaluated many of its facilities for the presence of toxic and hazardous substances to determine to what extent, if any, remediation might be necessary. Northwest identified PCB contamination in air compressor systems, soils and related properties at certain compressor station sites. Similarly, Northwest identified hydrocarbon impacts at these facilities due to the former use of earthen pits and mercury contamination at certain natural gas metering sites. The PCBs were remediated pursuant to a Consent Decree between Northwest and the EPA in the late 1980’s and Northwest conducted a voluntary clean-up of the hydrocarbon and mercury impacts in the early 1990’s. In 2005, the Washington Department of Ecology required Northwest to reevaluate its previous mercury clean-ups in Washington. Currently, Northwest is assessing the actions needed to bring the sites up to Washington’s current environmental standards. At June 30, 2007, Northwest had accrued liabilities totaling approximately $7.6 million for these costs which are expected to be incurred over the period from now through 2011. Northwest believes these costs associated with compliance with these environmental laws and regulations are prudent costs incurred in the ordinary course of business and, therefore, recoverable through Northwest’s rates.

Air Emissions.  The Clean Air Act and comparable state laws regulate emissions of air pollutants from various industrial sources, including compressor stations, and also impose various monitoring and reporting requirements. Such laws and regulations may require pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in an increase of existing air emissions; application for and strict compliance with air permits containing various emissions and operational limitations; or the utilization of specific emission control technologies to limit emissions. Failure to comply with these requirements could result in the assessment of monetary penalties and the pursuit of potentially criminal enforcement actions, the issuance of injunctions, and the further imposition of conditions or restrictions on permitted operations.

Northwest may incur expenditures in the future for air pollution control equipment in connection with obtaining or maintaining operating permits and approvals for air emissions. For instance, Northwest may be required to supplement or modify its air emission control equipment and strategies due to changes in state implementation plans for controlling air emissions in regional non-attainment areas, or stricter regulatory requirements for sources of hazardous air pollutants. We believe that any such future requirements imposed on Northwest will not have a material adverse effect on its operations.

Water Discharges.  The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws impose strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into state waters as well as waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. The Clean Water Act also regulates storm water runoff from certain industrial facilities. Accordingly, some states require industrial facilities to obtain and maintain storm water discharge permits, and monitor and sample storm water runoff from their facilities. Under the Clean Water Act, federal and state regulatory agencies may impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

Activities on Federal Lands.  Natural gas transportation activities conducted on federal lands are subject to review and assessment under provisions of the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major federal agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment, or a more detailed Environmental Impact Statement, that assesses the potential direct, indirect and cumulative impacts of a proposed project, which may be made available for public review and comment. Northwest’s current activities, as well as any proposed plans for future activities, on federal lands are subject to the requirements of NEPA.

Endangered Species.  The Endangered Species Act restricts activities that may affect threatened and endangered species or their habitats. Some of Northwest’s natural gas pipeline is located in areas inhabited by threatened or endangered species. If Northwest’s activities adversely affect endangered species or their habitats,

Northwest could incur additional costs or become subject to operating restrictions or bans in the affected area. Civil and criminal penalties can be imposed against any person violating the Endangered Species Act.

Global Warming and Climate Control.  Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” and including carbon dioxide and methane, may be contributing to warming of the Earth’s atmosphere. In response to such studies, the U.S. Congress is actively considering legislation to reduce emissions of greenhouse gases. In addition, at least 17 states, including New Mexico, Oregon and Washington, have declined to wait on Congress to develop and implement climate control legislation and have already taken legal measures to reduce emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. Also, as a result of the U.S. Supreme Court’s decision on April 2, 2007 in Massachusetts, et al. v. EPA, the EPA may be required to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks) even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. The Court’s holding in Massachusetts that greenhouse gases fall under the federal Clean Air Act’s definition of “air pollutant” may also result in future regulation of greenhouse gas emissions from stationary sources under certain Clean Air Act programs. New legislation or regulatory programs that restrict emissions of greenhouse gases in areas where we conduct business could adversely affect Northwest’s operations and demand for its services.

Insurance

Northwest’s insurance program includes general liability insurance, auto liability insurance, workers’ compensation insurance, and property insurance in amounts which management believes are reasonable and appropriate.

Property

Northwest owns its system in fee simple. However, a substantial portion of its system is constructed and maintained on and across properties owned by others pursuant to rights-of-way, easements, permits, licenses or consents. Northwest’s compressor stations, with associated facilities, are located in whole or in part upon lands owned by it and upon sites held under leases or permits issued or approved by public authorities. Land owned by others, but used by Northwest under rights-of-way, easements, permits, leases, licenses or consents includes land owned by private parties, federal, state and local governments, quasi-governmental agencies, or Native American tribes. The Plymouth LNG facility is located on lands owned in fee simple by Northwest. Various credit arrangements restrict the sale or disposal of a major portion of Northwest’s pipeline system.

Williams owns its corporate offices in Tulsa, Oklahoma. Northwest leases its corporate offices in Salt Lake City, Utah. We will not own or lease any properties of our own.

Transactions with Affiliates

Northwest engages in transactions with Williams and other Williams subsidiaries. See “Conflicts of Interests and Fiduciary Duties.”

Legal Proceedings

In 1998, the United States Department of Justice, or DOJ, informed Williams that Jack Grynberg, an individual, had filed claims in the United States District Court for the District of Colorado under the False Claims Act against Williams and certain of its wholly owned subsidiaries, including Northwest. Mr. Grynberg had also filed claims against approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons. The relief sought was an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys’ fees, and costs. In April 1999, the DOJ declined to intervene in any of the Grynberg cases, and in October 1999, the Panel on Multi-District Litigation transferred all of the Grynberg cases, including those filed against Williams, to the United States District Court for the District of Wyoming for pre-trial purposes. In October 2002, the court granted a motion to dismiss Grynberg’s royalty valuation claims. Grynberg’s measurement claims remained pending against Williams, including Northwest, and the other defendants, although the defendants had filed a number of motions to dismiss these claims on jurisdictional grounds. In May 2005, the court-appointed special master entered a report which recommended that many of the cases be dismissed, including the case pending against Northwest and certain of the other Williams defendants. On October 20, 2006, the court dismissed all claims against Northwest. Mr. Grynberg filed a Notice of Appeal from the dismissals with the Tenth Circuit Court of Appeals effective November 17, 2006.

Northwest is a party to legal, administrative and regulatory proceedings arising in the ordinary course of its business.

MANAGEMENT

Management of Williams Pipeline Partners L.P.

Williams Pipeline GP LLC, as our general partner, will manage our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to it. Whenever possible, our general partner intends to incur indebtedness or other obligations that are nonrecourse.

The directors of our general partner will oversee our operations. Upon the closing of this offering, Williams Pipeline GP LLC will have at least five directors and intends to increase the size of the board of directors to seven within one year of the closing of this offering. Williams will elect all members of the board of directors of our general partner and we expect that, when the size of the board increases to seven directors, there will be at least three directors that are independent as defined under the independence standards established by the NYSE. The NYSE does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish nominating and governance and compensation committees.

At least two members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the New York Stock Exchange and the Sarbanes-Oxley Act of 2002 and other federal securities laws. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. Our conflicts committee members will also serve on the audit committee of our general partner. Please read “— Long-Term Incentive Plan.”

In compliance with the requirements of the NYSE, the members of the board of directors of our general partner will appoint an independent member to the board upon the closing of this offering, a second independent member within 90 days of the effective date of the registration statement of which this prospectus is a part and a third independent member within twelve months of the effective date of the registration statement.

In addition, our general partner will have an audit committee of at least three directors who meet the independence and experience standards established by the NYSE and the Securities Exchange Act of 1934, as amended. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

We are managed and operated by the directors and officers of our general partner. All of our operational personnel will be employees of an affiliate of our general partner. All of our executive management personnel will be employees of our general partner or another subsidiary of Williams and will devote the portion of their time to our business and affairs that is required to manage and conduct our operations. We expect that the officers of Williams Pipeline GP LLC will initially devote substantially less than a majority of their time to our business, although we expect the amount of time that they devote may increase or decrease in future periods as our business develops. These officers will manage the day-to-day affairs of our business and operations.

All of the executive officers of our general partner are also executive officers of Williams and Williams Partners and will spend a sufficient amount of time overseeing the management, operations, corporate development and future acquisition initiatives of our business. Phillip D. Wright, the Chief Operating Officer of our general partner will be the principal executive responsible for the oversight of our affairs.

Directors and Executive Officers of Our General Partner

The following table shows information for the directors and executive officers of our general partner. Directors are elected for one-year terms.

Name	Age	Position with Williams Pipeline GP LLC

Steven J. Malcolm	58	Chairman of the Board and Chief Executive Officer
Donald R. Chappel	55	Chief Financial Officer and Director
Phillip D. Wright	52	Chief Operating Officer and Director
James J. Bender	50	General Counsel
Rodney J. Sailor	48	Treasurer and Director

Our directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Steven J. Malcolm is chairman of the board of directors of our general partner and chief executive officer of our general partner. Mr. Malcolm has served as president of Williams since September 2001, chief executive of Williams since January 2002, and chairman of the board of directors of Williams since May 2002. From May 2001 to September 2001, he served as executive vice president of Williams. From December 1998 to May 2001, he served as president and chief executive officer of Williams Energy Services, LLC. From November 1994 to December 1998, Mr. Malcolm served as the senior vice president and general manager of Williams Field Services Company. Mr. Malcolm served as chief executive officer and chairman of the board of directors of the general partner of Williams Energy Partners L.P. from the initial public offering in February 2001 of Williams Energy Partners L.P. (now known as Magellan Midstream Partners, L.P.) to the sale of Williams’ interests therein in June 2003. Mr. Malcolm has served as chairman of the board and chief executive officer of Williams Partners GP LLC, the general partner of Williams Partners L.P., since 2005. Mr. Malcolm has been named as a defendant in numerous shareholder class action suits that have been filed against Williams. These class actions include actions related to WilTel Communications, previously a subsidiary of Williams, and a public offering in early January 2002, known as the FELINE PACS offering. Additionally four class action complaints have been filed against Williams and the members of the Williams board of directors, including Mr. Malcolm, among others, under the Employee Retirement Income Security Act of 1974, or ERISA, by participants in Williams’ 401(k) plan.

Donald R. Chappel is chief financial officer and a director of our general partner. Mr. Chappel has served as senior vice president and chief financial officer of Williams since April 2003. Prior to joining Williams, Mr. Chappel, from 2000 to April 2003, founded and served as chief executive officer of a real estate leasing and development business in Chicago, Illinois. Mr. Chappel has more than thirty years of business and financial management experience with major corporations and partnerships. From 1987 though February 2000, Mr. Chappel served in various financial, administrative and operational leadership positions for Waste Management, Inc., including twice serving as chief financial officer, during 1997 and 1998 and most recently during 1999 through February 2000. Mr. Chappel has served as chief financial officer and director of Williams Partners GP LLC, the general partner of Williams Partners L.P., since 2005.

Phillip D. Wright is chief operating officer and a director of our general partner. Mr. Wright has served as senior vice president of Williams’ gas pipeline operations since January 2005. From October 2002 to January 2005, Mr. Wright served as chief restructuring officer of Williams. From September 2001 to October

2002, Mr. Wright served as president and chief executive officer of Williams Energy Services. From 1996 to September 2001, he was senior vice president, enterprise development and planning for Williams’ energy services group. Mr. Wright, from 1989 to 1996 served in various capacities for Williams. Mr. Wright served as president, chief operating officer and director of the general partner of Williams Energy Partners L.P. from the initial public offering in February 2001 of Williams Energy Partners L.P., now known as Magellan Midstream Partners, L.P., to the sale of Williams’ interests therein in June 2003. Mr. Wright has served as a director of Williams Partners GP LLC, the general partner of Williams Partners L.P., since 2005.

James J. Bender is the general counsel of our general partner. Mr. Bender has served as senior vice president and general counsel of Williams since December 2002. From June 2000 until joining Williams, Mr. Bender was senior vice president and general counsel with NRG Energy, Inc. Mr. Bender was vice president, general counsel and secretary of NRG Energy from June 1997 to June 2000. NRG Energy filed a voluntary bankruptcy petition during 2003 and its plan of reorganization was approved in December 2003. Mr. Bender has served as general counsel of Williams Partners GP LLC, the general partner of Williams Partners L.P., since 2005.

Rodney J. Sailor is treasurer and a director of our general partner. Mr. Sailor served as vice president and treasurer of Williams since July 2005. From 2001 to 2005, he served as assistant treasurer for Williams. From 1985 to 2001, Mr. Sailor served in various capacities for Williams.

Compensation Discussion and Analysis

We and our general partner were formed in August 2007. We are managed by the executive officers of our general partner who are also executive officers of Williams. Neither we nor our general partner have a compensation committee. The executive officers of our general partner are compensated directly by Williams. All decisions as to the compensation of the executive officers of our general partner who are involved in our management are made by the compensation committee of Williams. Therefore, we do not have any policies or programs relating to compensation of the executive officers of our general partner and we make no decisions relating to such compensation. A full discussion of the policies and programs of the compensation committee of Williams is set forth in the proxy statement for Williams’ 2007 annual meeting of stockholders which is available on the SEC’s website at www.sec.gov and on Williams’ website at www.williams.com under the heading “Investors — SEC Filings.” The secretary of our general partner will also provide a copy to you free of charge upon request. We reimburse our general partner for direct and indirect general and administrative expenses attributable to our management (which expenses include the share of the compensation paid to the executive officers of our general partner attributable to the time they spend managing our business). Please read “Certain Relationships and Related Party Transactions” for more information regarding this arrangement.

Executive Compensation

We and our general partner were formed in August 2007. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by our general partner or its affiliates, including plans that may be established by our general partner or its affiliates in the future.

Further information regarding the compensation of our principal executive officer, Steven J. Malcolm, who also serves as the chairman, president and chief executive officer of Williams, our principal financial officer, Donald R. Chappel, who also serves as the chief financial officer of Williams, and our chief operating officer, Phillip D. Wright, who also serves as senior vice president of Williams, is set forth in the proxy statement for Williams’ 2007 annual meeting of stockholders which is available on the SEC’s website at www.sec.gov and on Williams’ website at www.williams.com under the heading “Investors — SEC Filings.” The secretary of our general partner will also provide a copy to you free of charge upon request. Further information regarding the portion of Mr. Chappel’s, Mr. Malcolm’s and Mr. Wright’s compensation and employment-related expenses allocable to us may be found in this filing under the heading “Certain Relationships and Related Party Transactions.”

Employment Agreements

The executive officers of our general partner are also executive officers of Williams. These executive officers do not have employment agreements in their capacity as officers of our general partner.

Compensation of Directors

Officers or employees of our general partner or its affiliates who also serve as directors will not receive additional compensation for their service as a director of our general partner. Each non-employee director will receive an annual compensation package consisting of the following: (a) $50,000 cash retainer; (b) restricted units representing our limited partnership interests valued at $25,000 in the aggregate; and (c) $5,000 cash for service on the conflicts or audit committees of the board of directors. The annual compensation package is paid to each non-employee director based on their service on the board of directors for the period beginning upon the closing of this offering and ending on each anniversary of the closing of this offering. If a non-employee director’s service on the board of directors commences on or after December 1 of a fiscal year, such non-employee director will receive a prorated annual compensation package for such fiscal year. In addition to the annual compensation package, each non-employee director receives a one-time grant of restricted units valued at $25,000 on the date of first election to the board of directors. Restricted units awarded to non-employee directors under the annual compensation package or upon first election to the board of directors are granted under the Williams Pipeline GP LLC Long-Term Incentive Plan and vest 180 days after the date of grant. Cash distributions are to be paid on these restricted units. Each non-employee director is also reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law. We also reimburse non-employee directors for the costs of education programs relevant to their duties as board members.

Long-Term Incentive Plan

Our general partner intends to adopt the Williams Pipeline GP LLC Long-Term Incentive Plan for employees, consultants and directors of our general partner and employees and consultants of its affiliates who perform services for our general partner or its affiliates. The long-term incentive plan will consist of four components: restricted units, phantom units, unit options and unit appreciation rights. The long-term incentive plan will permit the grant of awards covering an aggregate of 2,000,000 units.

Our general partner’s board of directors in its discretion may initiate, terminate, suspend or discontinue the long-term incentive plan at any time with respect to any award that has not yet been granted. Our general partner’s board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

Restricted Units and Phantom Units

Should we choose to implement the long-term incentive plan, a restricted unit will be a common unit subject to forfeiture prior to the vesting of the award. A phantom unit will be a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of our general partner, cash equivalent to the value of a common unit. Our general partner may determine to make grants under the plan of restricted units and phantom units to employees, consultants and directors containing such terms as the general partner shall determine. Our general partner will determine the period over which restricted units and phantom units granted to employees, consultants and directors will vest. The general partner may base its determination upon the achievement of specified financial objectives. In addition, the restricted units and phantom units will vest upon a change of control of us, our general partner or Williams, unless provided otherwise by our general partner.

If a grantee’s employment, service relationship or membership on the board of directors terminates for any reason, the grantee’s restricted units and phantom units will be automatically forfeited unless, and to the extent, our general partner provides otherwise. Common units to be delivered in connection with the grant of restricted units or upon the vesting of phantom units may be common units acquired by our general partner on the open market, common units already owned by our general partner, common units acquired by our general partner directly from us or any other person or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. Thus, the cost of the restricted units and delivery of common units upon the vesting of phantom units will be borne by us. If we issue new common units in connection with the grant of restricted units or upon vesting of the phantom units, the total number of common units outstanding will increase. Our general partner, in its discretion, may grant tandem distribution rights with respect to restricted units and tandem distribution equivalent rights with respect to phantom units.

Unit Options and Unit Appreciation Rights

Should we choose to implement the long-term incentive plan, it will permit the grant of options covering common units and the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. Such excess may be paid in common units, cash, or a combination thereof, as determined by our general partner in its discretion. Our general partner will be able to make grants of unit options and unit appreciation rights under the plan to employees, consultants and directors containing such terms as the general partner shall determine. Unit options and unit appreciation rights may not have an exercise price that is less than the fair market value of the common units on the date of grant. In general, unit options and unit appreciation rights granted will become exercisable over a period determined by our general partner. In addition, the unit options and unit appreciation rights will become exercisable upon a change in control of us, our general partner or Williams, unless provided otherwise by our general partner. Our general partner, in its discretion may grant tandem distribution equivalent rights with respect to unit options and unit appreciation rights.

Upon exercise of a unit option (or a unit appreciation right settled in common units), our general partner will acquire common units on the open market or directly from us or any other person or use common units already owned by our general partner, or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the difference between the cost incurred by our general partner in acquiring these common units and the proceeds received from a participant at the time of exercise. Thus, the cost of the unit options (or a unit appreciation right settled in common units) will be borne by us. If we issue new common units upon exercise of the unit options (or a unit appreciation right settled in common units), the total number of common units outstanding will increase, and our general partner will pay us the proceeds it receives from an optionee upon exercise of a unit option. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of common unitholders.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for its management of us. Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf, including the compensation of employees of an affiliate of our general partner that perform services on our behalf. These expenses include all expenses necessary or appropriate to the conduct of the business of, and allocable to, us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. There is no cap on the amount that may be paid or reimbursed to our general partner for compensation or expenses incurred on our behalf, except that pursuant to the omnibus agreement, Williams will provide a partial credit for general and administrative expenses that we incur for a period of five years following this offering. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by:

•	each person known by us to be a beneficial owner of more than 5% of the then outstanding units;

•	each of the directors of our general partner;

•	each of the named executive officers of our general partner; and

•	all directors and executive officers of our general partner as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

Percentage of beneficial ownership after the transaction is based on 24,247,826 limited partner units outstanding. The table excludes any units purchased in this offering by the respective beneficial owners. The address for the beneficial owners listed below is One Williams Center, Tulsa, Oklahoma 74172-0172.

		Percentage of			Percentage of			Percentage of		Percentage of
	Common	Common		Subordinated	Subordinated		General Partner	General Partner		Total
	Units to be	Units to be		Units to be	Units to be		Units to be	Units to be		Units to be
	Beneficially	Beneficially		Beneficially	Beneficially		Beneficially	Beneficially		Beneficially
Name of Beneficial Owner	Owned	Owned		Owned	Owned		Owned	Owned		Owned

The Williams Companies(1)	3,003,565	18.8%		7,759,304	100%		484,957	100%		46.4%
Steven J. Malcolm	—		*	—		*	—		*		*
Donald R. Chappel	—		*	—		*	—		*		*
James J. Bender	—		*	—		*	—		*		*
Phillip D. Wright	—		*	—		*	—		*		*
Rodney J. Sailor	—		*	—		*	—		*		*
All executive officers and directors as a group	—		*	—		*	—		*		*

*	Less than 1%.

(1)	The Williams Companies, Inc.’s common stock is listed on the NYSE under the symbol “WMB.” The Williams Companies, Inc. files information with or furnishes information to the SEC pursuant to the information requirements of the Securities Exchange Act of 1934.

The following table sets forth, as of August 31, 2007, the number of shares of common stock of Williams owned by each of the executive officers and directors of our general partner and all directors and executive officers of our general partner as a group.

	Shares of	Shares		Percentage of
	Common	Underlying	Total Shares	Total Shares
	Stock	Options	of Common	of Common
	Owned	Exercisable	Stock	Stock
	Directly or	Within	Beneficially	Beneficially
Name of Beneficial Owner	Indirectly(1)	60 Days(2)	Owned	Owned(3)

Steven J. Malcolm	915,164	1,503,091	2,418,255	*
Donald R. Chappel	283,285	325,640	608,925	*
James J. Bender	153,983	64,712	218,695	*
Phillip D. Wright	257,529	401,008	658,537	*
Rodney J. Sailor	33,647	33,160	66,807	*
All directors and executive officers as a group	1,643,608	2,327,611	3,971,219	*

*	Less than 1%.

(1)	Includes shares held under the terms of incentive and investment plans as follows: Mr. Malcolm, 45,593 shares in The Williams Companies Investment Plus Plan, 493,092 restricted stock units and 376,479 beneficially owned shares; Mr. Chappel, 186,642 restricted stock units and 96,643 beneficially owned shares; Mr. Bender, 2,800 shares owned by children, 122,693 restricted stock units and 28,490 beneficially owned shares; Mr. Wright, 15,062 shares in The Williams Companies Investment Plus Plan, 128,414 restricted stock units and 114,053 beneficially owned shares; Mr. Sailor, 10,060 shares in The Williams Companies Investment Plus Plan, 22,933 restricted stock units and 654 beneficially owned shares. Restricted stock units do not provide the holder with voting or investment power.

(2)	The shares indicated represent stock options granted under Williams’ current or previous stock option plans, which are currently exercisable or which will become exercisable within 60 days of August 31, 2007. Shares subject to options cannot be voted.

(3)	Based on 600,232,917 shares outstanding as of July 31, 2007.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Williams will own 3,003,565 common units and 7,759,304 subordinated units representing an aggregate 44.4% limited partner interest in us. In addition, our general partner will own 484,957 general partner units, representing a 2% general partner interest in us and the incentive distribution rights.

For a description of our policies and procedures related to future related party transactions, please read “Conflicts of Interest and Fiduciary Duties.”

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments made or to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The contribution by our general partner of the asset to us	• 12.1% ownership interest in Northwest

The consideration received by our general partner for the contribution of the asset to us	• 3,003,565 common units

• 7,759,304 subordinated units

• 484,957 general partner units representing a 2% general partner interest and the incentive distribution rights

The interest in Northwest purchased by us using proceeds of this offering	12.9% ownership interest in Northwest

The consideration paid by us for purchase of an interest in Northwest using proceeds from this offering	$239.7 million.

Operational Stage

Distributions of available cash to our general partner	We will generally make cash distributions 98% to unitholders, including our general partner as the holder of 3,003,565 common units and all of the subordinated units, and the remaining 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level.

Payments to our general partner and its affiliates	Our general partner does not receive a management fee or other compensation for the management of our partnership. Our general partner and its affiliates are reimbursed, however, for all direct and indirect expenses incurred on our behalf. Our general partner determines the amount of these expenses. In addition, we will reimburse our general partner and its affiliates for the payment of certain operating expenses and for the provision of various general and administrative services for our benefit. For further information regarding the administrative fee, please read “— Omnibus Agreement — Reimbursement of Operating and General and Administrative Expense.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

We and other parties have entered into or will enter into the various documents and agreements that will effect our formation transactions, including the vesting of assets in us and our subsidiaries, and the application of the proceeds of this offering. These agreements are not and will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, are not and may not be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with our formation transactions, including the expenses associated with vesting assets in our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with Williams and certain of its affiliates that governs our relationship with them regarding the following matters:

•	reimbursement of certain operating and general and administrative expenses;

•	indemnification for tax liabilities and certain other matters; and

•	a license for the use of certain intellectual property.

Reimbursement of Operating and General and Administrative Expense

Williams will provide us with a partial credit for general and administrative expenses incurred on our behalf through 2011. For 2007, the amount of this credit will be $2.0 million on an annualized basis, but it will be pro rated from the closing of this offering through the end of the year. In 2008, the amount of the general and administrative expense credit will be $2.0 million and it will decrease by $0.5 million for each subsequent year. As a result, after 2011, we will no longer receive any credit and will be required to reimburse Williams for all of the general and administrative expenses incurred on our behalf

Intellectual Property License

Williams and its affiliates will grant a license to us for the use of certain marks, including our logo, for as long as Williams controls our general partner, at no charge.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee if the proposed amendment will, in the reasonable discretion of our general partner, adversely affect holders of our common units.

Competition

Neither Williams nor any of its affiliates, including Williams Partners, will be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. Williams and any of its affiliates may acquire, construct or dispose of additional transportation and storage or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.

Contracts with Affiliates

Northwest General Partnership Agreement

General.  In connection with the closing of this offering, Williams will contribute to us an 12.1% general partnership interest in Northwest and we will purchase a 12.9% general partnership interest in Northwest. After that contribution and purchase, we will indirectly own a 25% general partnership interest in Northwest, and a Williams subsidiary will own a 75% general partnership interest in Northwest. A general partnership agreement governs the ownership and management of Northwest.

Northwest is a Delaware general partnership, one partner of which will be a wholly owned subsidiary of Williams owning a 75% general partnership interest and the other partner of which will be a wholly owned subsidiary of us owning a 25% general partnership interest. The purposes of Northwest are generally to own and operate the Northwest interstate pipeline system and related facilities and to conduct such other business activities as its management committee may from time to time determine, provided that such activity either generates “qualifying income” (as defined in Section 7704 of the Internal Revenue Code of 1986, or the Code) or enhances operations that generate such qualified income.

Under the partnership agreement, any affiliate of either partner may engage in other business opportunities, including those that compete with Northwest’s business, free from any obligation to offer such opportunities to the other partner or Northwest.

Governance.  Although management of Northwest is vested in its partners, the partners of Northwest have agreed to delegate management of the partnership to a management committee. Decisions or actions taken by the management committee of Northwest bind Northwest. The management committee is composed of two representatives, with one representative being designated by Williams and one representative being designated by us. Each representative has full authority to act on behalf of the partner that designated such representative with respect to matters pertaining to that partnership. Each representative is an agent of the partner that designated that person and does not owe any duty (fiduciary or otherwise) to Northwest, any other partner or any other representative.

The management committee of Northwest meets no less often than quarterly, with the time and location of, and the agenda for, such meetings to be as the management committee determines. Special meetings of the management committee may be called at such times as a partner or management committee representative determines to be appropriate. Each member of the management committee is entitled to a vote equal to the percentage interest in Northwest of the respective partner represented. Except as noted below, the vote of a majority of the percentage interests represented at a meeting properly called and held constitutes the action of the management committee. Any action of the management committee may be taken by unanimous written consent.

The following actions require the unanimous approval of the management committee:

•	the liquidation, dissolution or winding up of Northwest or making any bankruptcy filing;

•	the issuance, incurrence, assumption or guarantee of any indebtedness or the pledge of any of Northwest’s assets;

•	filing or resolving a Section 4 general rate case proceeding under the Natural Gas Act or any other proceeding or controversy at FERC or an appeal of a FERC order, the outcome of which would cause (A) Northwest to have reduced revenue of, or pay penalties, refunds or interest in excess of, $50 million, or (B) Northwest to agree to any criminal penalty;

•	any amendment of the Northwest partnership agreement;

•	any distributions to Northwest’s partners, other than the distributions of available cash to be made at least quarterly as described below;

•	the admission of any person as a partner (other than a permitted transferee of a partner) or the issuance of any partnership interests or other equity interests of Northwest;

•	the transfer, redemption, repurchase or other acquisition of interests in Northwest;

•	the disposition of substantially all of the assets of Northwest or any portion of such assets with a value exceeding $20 million;

•	any merger or consolidation of Northwest with another person or any conversion or reorganization of Northwest;

•	entering into any activity or business that may generate income that may not be “qualifying income” under Section 7704 of the Internal Revenue Code;

•	the approval of Northwest’s budget;

•	the approval of a transfer by a partner of its interest in Northwest; and

•	the removal and designation of a person to operate Northwest’s assets.

Quarterly Cash Distributions.  Under the Northwest general partnership agreement, on or before the end of the calendar month following each quarter, the management committee of Northwest is required to review the amount of available cash with respect to that quarter and distribute 100% of the available cash to the partners in accordance with their percentage interests, subject to limited exceptions. Available cash with respect to any quarter is generally defined as the sum of all cash and cash equivalents on hand at the end of the quarter, plus cash on hand from working capital borrowings made subsequent to the end of that quarter (as determined by the management committee), less cash reserves established by the management committee as necessary or appropriate for the conduct of Northwest’s business and to comply with any applicable law or agreement.

Capital Calls to the Partners.  Except as described below with regard to the Colorado Hub Connection Project and the Parachute Lateral, the Northwest general partnership agreement allows the management committee to require the partners to make additional capital contributions in accordance with their percentage interests. The management committee may issue capital calls to fund working and maintenance capital expenditures, as well as to fund expansion capital expenditures.

Restrictions on Transfer of Interests in Northwest.  Each of the partners is allowed to transfer its general partnership interest in Northwest to an affiliate that is a wholly owned subsidiary of Williams or us, respectively. Otherwise, each Northwest partner has a “right of first offer” that requires a partner to offer the general partnership interest to the other partner prior to selling the interest to a third party. If the partner declines the right of first offer, the partner wishing to sell its interest has 120 days to sell the interest to a third party, provided that the sale is for at least equal value as offered to the other partner and other terms are not materially more favorable to the third party than the terms offered to the other partner.

Profit and Loss Allocations.  In general and except as described below with regard to the Parachute Lateral, all items of income, gain, loss and deduction will be allocated to the partners in accordance with their percentage interests.

Agreement with Regard to Parachute Lateral.  The Northwest general partnership agreement provides that the Parachute Lateral is to be retained by an affiliate of Williams that holds the 75% general partnership interest in Northwest not owned by us. Due to requisite regulatory approvals, Northwest may be required to own or lease and operate the Parachute Lateral as an interim step towards moving these facilities to the gathering and processing function of Williams Field Services, until such regulatory approvals are obtained. During any period in which Northwest owns or leases and operates the Parachute Lateral, all profit or loss from the Parachute Lateral will be allocated to the affiliate of Williams holding the 75% general partnership interest, and all distributable cash from the Parachute Lateral will be distributed to such partner. Such partner must make all capital contributions with respect to the Parachute Lateral and indemnify Northwest for any losses attributable to the Parachute Lateral. See “Business — Capital Projects — Parachute Lateral.”

Agreement with Regard to Colorado Hub Connection Project.  The Northwest general partnership agreement provides that the capital expenditures related to the Colorado Hub Connection Project will be funded by the affiliate of Williams holding the 75% general partnership interest in Northwest not owned by us. See “Business — Capital Projects — Colorado Hub Connection Project.”

Working Capital Agreement

At the closing of this offering, we will enter into a $20 million working capital credit agreement with Williams as the lender. The facility will be available exclusively to fund working capital borrowings. The initial maturity date of the facility will be the 365th day following the effective date of the agreement but may be extended for another 365-day period upon notice as provided in the agreement. Borrowings under the agreement will bear interest at the same rate as would be available for borrowings under the Williams revolving credit facility.

We will be required to reduce all borrowings under our working capital credit facility to zero for a period of at least 15 consecutive days once each twelve-month period prior to the maturity date of the facility.

Williams’ Cash Management Program

We will invest cash through participation in Williams’ cash management program. The advances will be represented by one or more demand obligations. The interest rate on the demand notes will be based upon the overnight investment rate paid on Williams’ excess cash, which was approximately 5.21% at June 30, 2007.

Northwest’s Related Party Agreements and Related Transactions

As a participant in Williams’ cash management program, Northwest makes advances to and receives advances from Williams. At June 30, 2007, the advances due to Northwest by Williams totaled approximately $42.5 million. The advances are represented by demand notes. Historically, the interest rate on intercompany demand notes was based upon the weighted average cost of Williams’ debt outstanding at the end of each quarter. Northwest received interest income from advances to these affiliates of $3.9 million, $3.8 million, and $4.5 million during 2006, 2005 and 2004, respectively.

Subsequent to the offering, the interest rate on these demand notes will be based upon the overnight investment rate paid on Williams’ excess cash, which was approximately 5.21% at June 30, 2007.

Williams’ corporate overhead expenses allocated to Northwest were $18.7 million, $19.0 million and $20.3 million for 2006, 2005 and 2004, respectively. Such expenses have been allocated to Northwest by Williams primarily based on the Modified Massachusetts formula, which is a FERC approved method utilizing a combination of net revenues, gross payroll and gross plant for the allocation base. In addition, Williams or an affiliate provided executive, data processing, legal, accounting, internal audit, human resources and other administrative services to Northwest on a direct charge basis, which totaled $15.6 million, $9.8 million and $7.9 million for 2006, 2005 and 2004, respectively.

Northwest also has transportation and exchange transactions and agreements relating to the rental of communication facilities with subsidiaries of Williams. Combined revenues for these activities totaled $3.4 million, $2.4 million and $2.0 million for 2006, 2005 and 2004, respectively.

From time to time Northwest has entered into various other transactions with certain related parties, the amounts of which were not significant. These transactions and the above-described transactions are made on the basis of commercial relationships and prevailing market prices or general industry practices.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Williams and Williams Partners on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty to manage us in a manner beneficial to us and our unitholders. Our partnership agreement contains provisions that specifically define our general partner’s duties to the unitholders. Our partnership agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the duties (including fiduciary duties) otherwise owed by a general partner to limited partners and the partnership.

Whenever a conflict arises in the operation of the partnership between our general partner or its affiliates, on the one hand, and us or any limited partner, on the other, including a transaction with an affiliate, our general partner will resolve that conflict. Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner. Our general partner is not obligated to submit the resolution to an independent third party for evaluation or approval.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of a conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the conflicts committee and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically mandated in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read “Management — Management of Williams Pipeline Partners L.P.” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units or the incentive distribution rights held by them; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make the minimum quarterly distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Except pursuant to the Williams cash management program, our general partner and its affiliates may not borrow funds from us.

Neither our partnership agreement nor any other agreement requires Williams to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Williams’ directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Williams, which may be contrary to our interests.

Because all of the executive officers and certain of the directors of our general partner are also officers of Williams, such directors and officers have fiduciary duties to Williams that may cause them to pursue business strategies that disproportionately benefit Williams, that benefit Williams Partners and not us, or which otherwise are not in our best interests.

The following diagram depicts the simplified organizational structure which may be a source of conflicts of interests:

Note:  Dotted line represents indirect ownership.

(1)	The 20.5% limited partner interest is held by The Williams Companies, Inc. and its affiliates, including Williams Energy Services, LLC, Williams Partners Holdings LLC, Williams Discovery Pipeline LLC and Williams Energy L.L.C.

Our general partner is allowed to take into account the interests of parties other than us, such as Williams, in resolving conflicts of interest.

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights, its reset rights with respect to our incentive distribution levels and its determination whether or not to consent to any merger or consolidation of the partnership.

Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to holders of our common and subordinated units for actions that might otherwise constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that reduce the fiduciary duties of our general partner and restrict the remedies available to us and our unitholders for actions that might otherwise constitute breaches of duty. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights, the exercise of its reset rights with respect to our incentive distribution levels, and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner or the conflicts committee of its board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

In addition, the general partnership agreement of Northwest contains similar provisions that limit the duties of each partner to the other and to Northwest. To the maximum extent permitted by Delaware law, the Northwest general partnership agreement also provides that the members of the management committee only owe fiduciary duties to the partner that appointed them.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. The fiduciary duties of the general partners of Northwest are similarly restricted. Please read “— Fiduciary and Other Duties.”

Certain of our officers are not required to devote their full time to our business.

All of the executive officers of our general partner are also executive officers of Williams and some are also executive officers of the general partner of Williams Partners. These officers will devote to our business affairs such portion of their productive time and efforts as is necessary or appropriate to oversee the management, operations, corporate development and future acquisition initiatives of our business. Our non-executive directors devote as much time as is necessary to prepare for and attend board of directors and committee meetings.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner are not required to work full time on our affairs. These officers are required to devote time to the affairs of Williams or its affiliates, including in the case of some officers, Williams Partners, and are compensated by them for the services rendered to them.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Transactions — Omnibus Agreement.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	approved by the conflicts committee of our general partner’s board of directors;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner determines, in good faith, the terms of any of these transactions.

Our general partner and its affiliates have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

Our general partner may elect to cause us to issue Class B common units and additional general partner units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of its board of directors or our unitholders. This may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution amount”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B common units and additional general partner units. The Class B common units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B common units to be issued will be equal to that number of common units whose average aggregate quarterly cash distributions in the prior two quarters equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B common units, which are entitled to receive cash distributions from us on the same priority as our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new Class B common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights — General Partner’s Right to Reset Incentive Distribution Levels.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner, are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates may compete with Northwest and us and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than those incidental to its ownership of interests in us. However, affiliates of our general partner, including Williams and Williams Partners, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with Northwest or us. Williams, Williams Partners, and their affiliates may acquire, construct or dispose of pipeline, storage or other assets in the future without any obligation to offer us the opportunity to acquire or construct those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates, including all of the executive officers and certain of the directors of our general partner, each of whom is also an officer and/or director of Williams and Williams Partners’ general partner, has any obligation to present business opportunities to us.

Fiduciary and Other Duties

Our general partner is accountable to us and our unitholders and has fiduciary, contractual, common law and statutory duties to us. Fiduciary duties owed to us by our general partner are prescribed by law and the partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the duties (including fiduciary duties) otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Williams, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interests would be restricted. The modifications to the fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These modifications also strengthen the ability of our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of:

•	the fiduciary duties imposed on our general partner by, and the rights and remedies of unitholders under, the Delaware Act; and

•	the material modifications of these duties contained in our partnership agreement.

State law fiduciary duty standards and unitholder rights and remedies	Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its duties to the limited partners.

Modifications in our partnership agreement	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, our partnership agreement provides that when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or our unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held under applicable Delaware law.

Our partnership agreement generally provides that affiliated transactions by the partnership and resolutions of conflicts of interest in the operation of the partnership not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner, its affiliates and their officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner, such affiliate or such person acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Description of the Common Units — Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign our partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner, its affiliates (including Williams) and its and their officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. If you have questions regarding the duties of our general partner please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

UMB Bank, n.a. will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the proper completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a properly completed transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	executes and agrees to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to the officers of our general partner and any liquidator of us as specified in our partnership agreement;

•	gives the consents, covenants, representations and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering; and

•	certifies:

•	that the transferee is an individual or is an entity subject to United States federal income taxation on the income generated by us; or

•	that, if the transferee is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any unrecorded transfers for which a properly completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may, but is not obligated to, complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a properly completed transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a properly completed transfer application:

•	will not receive cash distributions;

•	will not be allocated any of our income, gain, deduction, losses or credits for federal income tax or other tax purposes;

•	may not receive some federal income tax information or reports furnished to record holders of common units; and

•	will have no voting rights;

unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and certification as to itself and any beneficial holders.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and deliver a properly completed transfer application to the transfer agent. Please read “The Partnership Agreement — Status as Limited Partner.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF THE SUBORDINATED UNITS

The subordinated units represent a separate class of limited partner interests in us, and the rights of holders of subordinated units to participate in distributions differ from, and are subordinated to, the rights of the holders of common units. Unlike the common units, the subordinated units are not publicly traded.

Cash Distribution Policy

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.2875 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. The subordinated units are not entitled to receive any arrearages in the payment of the minimum quarterly distribution from prior quarters. For a more complete description of our cash distribution policy on the subordinated units, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordinated Period — Distributions of Available Cash from Operating Surplus During the Subordination Period.”

Conversion of the Subordinated Units

Each subordinated unit will convert into one common unit at the end of the subordination period, which will end once we meet the financial tests in the partnership agreement. For a more complete description of the circumstances under which the subordinated units will convert into common units, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

Distributions upon Liquidation

If we liquidate during the subordination period, we will, to the extent possible, allocate gain and loss to entitle the holders of common units a preference over the holders of subordinated units to the extent required to permit the common unitholders to receive their unrecovered initial unit price, plus the minimum quarterly distribution for the quarter during which liquidation occurs, plus any arrearages. For a more complete description of this liquidation preference, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.”

Limited Voting Rights

For a more complete description of the voting rights of holders of subordinated units, please read “The Partnership Agreement — Voting Rights.”

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer Agent and Registrar — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” and “Material Tax Consequences.”

Organization and Duration

Our partnership was organized August 31, 2007 and will have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of transporting and storing natural gas, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever (including any duty to act in good faith or in the best interests of us or the limited partners) to us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

For a discussion of our general partner’s right to contribute capital to maintains its 2% general partner interest if we issue additional units, please read “— Issuance of Additional Securities.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units and Class B common units, if any, voting as a single class.

In voting their common, Class B common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2017 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner units	Our general partner may transfer all, but not less than all, of its general partner units in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2017. Please read “— Transfer of General Partner Units.”

Transfer of incentive distribution rights	Our general partner may transfer any or all of the incentive distribution rights without a vote of our unitholders to an affiliate or another person as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder to, such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2017. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of the partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act and a creditor of the partnership reasonably believed based on that conduct that the limited partner was a general partner, then the limited partners could be held personally liable for our obligations to the creditor under the laws of Delaware, to the same extent as the general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in Colorado, Idaho, New Mexico, Oregon, Utah, Washington and Wyoming, and we may or may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our operating company’s general partnership interest in Northwest or otherwise, it were determined that we were conducting business in any state without compliance with the applicable statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of Class B common units in connection with a reset of the incentive distribution target levels or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever (including any duty to act in good faith or in the best interests of us or the limited partners) to us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, our general partner will own approximately 45.3% of the outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating company, nor Northwest nor any of their respective subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•	the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels”; or

•	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B common units and additional general partner units; and

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of limited partners;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an association taxable as a corporation for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever (including any duty to act in good faith or in the best interest of us or the limited partners) to us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the dissociation of our general partner or any other event that results in its ceasing to be our general partner other than (1) by reason of a transfer of its general partner interest in accordance with our partnership agreement or (2) dissociation following approval and admission of a successor.

Upon a dissolution under the last bullet point above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, the operating company, Northwest nor any of our other subsidiaries would be treated as an association taxable as a corporation for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2017 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read ‘‘— Transfer of General Partner Units” and “— Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B common units, if any, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner will own 45.3% of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner units to another person prior to December 31, 2017 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, Williams and its affiliates may sell or transfer all or part of their membership interest in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2017, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 75% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by persons not affiliated with our general partner as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by Northwest or any other of our subsidiaries that are regulated interstate natural gas pipelines, or in order to reverse an adverse determination that has occurred regarding such maximum rate, transferees (including purchasers from the underwriters in this offering) are required to fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•	that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish:

•	a transfer application containing the required certification;

•	a re-certification containing the required certification within 30 days after request; or

•	provides a false certification; then

we will have the right, which we may assign to any of our affiliates, to acquire all but not less than all of the units held by such unitholder. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

The purchase price in the event of such an acquisition for each unit held by such unitholder will be the lesser of:

(1) the price paid by such unitholder for the relevant unit; and

(2) the current market price as of the date three days before the date the notice is mailed.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Meetings; Voting

Except as described above regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units and Class B common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation of any rights we have in, or forfeiture of, any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner (including Williams and its subsidiaries) or any departing general partner;

•	any person who is or was a director, officer, member, manager, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, manager, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners, trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and a structuring fee. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our general partner will hold an aggregate of 3,003,565 common units and 7,759,304 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period, and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

The partnership agreement does not restrict our ability to issue equity securities at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

We, our subsidiaries and our general partner and its affiliates, including the directors and executive officers of our general partner have agreed not to sell any common units for a period of 180 days after the date of this prospectus, subject to certain exceptions. Please read “Underwriting — Lock-Up Agreements” for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP, counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Williams Pipeline Partners L.P. and our operating company.

The following discussion does not address all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), employee benefit plans or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of the common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Andrews Kurth LLP. Unlike a ruling, the opinion or advice of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us and our general partner.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales”);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Common Unit Ownership — Section 754 Election” and “— Uniformity of Common Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than  % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

A publicly traded partnership may not rely upon the Qualifying Income Exception if it is registered under the 1940 Act. If we were required to register under the 1940 Act, we would be taxed as a corporation even if we met the Qualifying Income Exception. Based on an opinion of Holland & Hart LLP regarding the 1940 Act and the factual representations made by us and our general partner, Andrews Kurth LLP is of the opinion that we may rely on the Qualifying Income Exception.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP on such matters. It is the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership, and the operating company will be disregarded as an entity separate from us and Northwest will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include:

(a) Neither we, nor our operating company, or Northwest has elected or will elect to be treated as a corporation; and

(b) For each taxable year, more than 90% of our gross income will be income that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us except to the extent that our liabilities exceed the tax bases of our assets, at that time. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxed as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on Andrews Kurth LLP’s opinion that we will be classified as a partnership, and the operating company will be disregarded as an entity separate from us and Northwest will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Williams Pipeline Partners L.P. will be treated as partners of Williams Pipeline Partners L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Williams Pipeline Partners L.P. for federal income tax purposes.

A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those common units for federal income tax purposes. Please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales.”

Items of our income, gain, loss or deduction are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Williams Pipeline Partners L.P. for federal income tax purposes. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Williams Pipeline Partners L.P. for federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Absent a termination of our partnership for federal tax purposes, our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our non-recourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of the non-pro rata portion of that distribution over the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be    % or less of the cash distributed to the unitholder with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all common and subordinated units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our non-recourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our non-recourse liabilities. That basis generally will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our non-recourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our liabilities that are recourse to our general partner to the extent of the general partner’s “net value” as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our other liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our non-recourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our non-recourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. Therefore, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder, general partner or former unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of Contributed Property was equal to its fair market value at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) allocations,” similar to the allocations under Section 704(c) described above, will be made to all partners, including purchasers of common units in this offering, to account for the difference, at the time of the future transaction, between the “book” value and the fair market value of all property held by us at such time. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c), as described above, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Common Unit Ownership — Section 754 Election,” “— Uniformity of Common Units” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under the partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, such unitholder would no longer be a partner for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those common units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest effective U.S. federal income tax rate for individuals is currently 35% and the maximum U.S. federal income tax rate for net capital gains of an individual where the asset disposed of was a capital asset held for more than twelve months at the time of disposition is scheduled to remain at 15% for years 2008-2010, and then increase to 20% beginning January 1, 2011.

Section 754 Election.  We will make, and in case of any termination of our partnership for federal tax purposes, expect to make, the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury Regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose “book” value is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under the partnership agreement, our general partner is authorized to take a position to preserve the uniformity of common units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Common Units.”

Although Andrews Kurth LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read ‘‘— Uniformity of Common Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a basis reduction or a built-in loss is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b)

adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We generally use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year or years ending within or with his taxable year. In addition, a unitholder who has a taxable year different than our taxable year and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  We use the tax basis of our assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our unitholders as of that time. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling the common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of common units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our liabilities attributable to the common units sold. Because the amount realized includes all or a portion of a unitholder’s share of our liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit held for more than one year will generally be taxable as long-term capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than twelve months is scheduled to be taxed at a maximum rate of 15% through December 31, 2010. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. Depreciation and other potential recapture items are included in the term “unrealized receivables.” Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income each year, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of the ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income or losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. We use this method because it is not administratively feasible to make these allocations on a more frequent basis. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his common units generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of common units who purchases common units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. Upon receiving such notifications, we are required to notify the IRS of any such transfers of common units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units for a purchaser of the common units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of that property, or treat that portion as non-amortizable, to the extent attributable to that property’s unamortized Book-Tax Disparity which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. Our counsel, Andrews Kurth LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. We do not believe these allocations will affect any material items of income, gain, loss or deduction. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from certain permitted sources. The American Jobs Creation Act of 2004 generally treats net income from the ownership of publicly traded partnerships as derived from such a permitted source. We anticipate that all of our net income will be treated as derived from such a permitted source.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold tax at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the sale or disposition of that common unit to the extent that this gain is effectively connected with a U.S. trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in a trade or business in the United States by virtue of the ownership of the common units, under this ruling, a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or other disposition of the common units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a common unit if he has owned less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes each unitholder’s share of our income, gains, losses and deductions for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of our income, gains, losses and deductions. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) a statement regarding whether the beneficial owner is:

1. a person that is not a U.S. person;

2. a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3. a tax-exempt entity;

(c) the amount and description of common units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished by us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis if the pertinent facts of that position are adequately disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” but we believe we are not a tax shelter.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. For individuals, no penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or a “transaction of interest” or that it produces certain kinds of losses in excess of $2 million in any single year or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business indirectly in Colorado, Idaho, New Mexico, Oregon, Utah, Washington and Wyoming. Each of these states, other than Washington and Wyoming, currently imposes a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions if your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Common Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend on, their own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

INVESTMENT IN WILLIAMS PIPELINE PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are usually subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and may also be subject to similar or additional restrictions imposed by the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, so-called “Keogh” plans, simplified employee pension plans, tax deferred annuities or IRAs, and trusts that fund medical and other benefits for employees. Among other things, consideration should be given to:

•	whether the investment is consistent with the requirements of Section 404 of ERISA, which include that plan investments (i) must be solely in the interest of participants and beneficiaries, (ii) must be prudent, (iii) must consider diversification of the plan’s assets, and (iv) must be consistent with the plan’s governing documents;

•	whether the investment is consistent with the requirements of the Internal Revenue Code, or will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors”.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans and IRAs from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” (under ERISA) or “disqualified persons” (under the Internal Revenue Code) with respect to the plan. These transactions are called “prohibited transactions,” and could result in fiduciary liability and other monetary penalties.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA. For this purpose, the Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Lehman Brothers Inc. and Citigroup Global Markets Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Number of
Underwriters	Common Units

Lehman Brothers Inc.
Citigroup Global Markets Inc.

Total	13,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise

Per unit
Total

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per common unit. After the offering, the representatives may change the offering price and other selling terms.

In addition, we will pay the representatives a structuring fee equal to an aggregate of    % of the gross proceeds from this offering.

The gross expenses of the offering that are payable by us are estimated to be approximately $4.1 million (excluding underwriting discounts and commissions and structuring fees). The underwriters have agreed to reimburse us for a portion of these expenses.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,950,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 13,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including the directors and executive officers of the general partner, have agreed that, without the prior written consent of each of Lehman Brothers Inc. and Citigroup Global Markets Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, the common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and Citigroup Global Markets Inc.

Lehman Brothers Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Lehman Brothers Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

As described below under “Directed Unit Program,” any participants in the Directed Unit Program shall be subject to a 25-day lock up with respect to any common units sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any common units sold in the Directed Unit Program to the directors or officers of our general partner shall be further subject to the 180-day lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable master limited partnerships.

Indemnification

We, our general partner and Williams Gas Pipeline Company, LLC (or their successors) have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price up to           common units offered hereby for officers, directors, employees and certain other persons associated with us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Participants in this program shall be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 25 days after the date of this prospectus. This 25-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above under “Lock-Up Agreements.”

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of the common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our common units for quotation on the NYSE under the symbol “WMZ.” In connection with that listing, the underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE listing requirements.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase the common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships/NASD Conduct Rules

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

Because the Financial Industry Regulatory Authority, or FINRA, views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules (which are part of the FINRA rules). Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Holland & Hart LLP, Denver, Colorado. Certain tax matters will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statements of Williams Pipeline Partners Predecessor at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Williams Pipeline Partners L.P. at August 31, 2007 and the balance sheet of Williams Pipeline GP LLC at August 31, 2007, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Northwest Pipeline Corporation at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at the address described above. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet at www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

As a result of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.williamspipelinepartners.com and will be activated in connection with this offering, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Williams is subject to the information requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports and other information with the SEC. You may read Williams’ filings on the SEC’s web site and at the public reference room described above. Williams’ common stock trades on the New York Stock Exchange under the symbol “WMB.” Reports that Williams files with the New York Stock Exchange may be inspected and copied at the offices of the NYSE described above.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

Page

Williams Pipeline Partners L.P.
Unaudited Pro Forma Financial Statements
Introduction	F-2
Statements of Income for the year ended December 31, 2006 and the six months ended June 30, 2007	F-3
Balance Sheet as of June 30, 2007	F-4
Notes to Pro Forma Financial Statements	F-5
Williams Pipeline Partners Predecessor
Financial Statements
Report of Independent Registered Public Accounting Firm	F-8
Statements of Income for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 (Unaudited)	F-9
Balance Sheets as of December 31, 2005 and 2006 and June 30, 2007 (Unaudited)	F-10
Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 (Unaudited)	F-11
Statements of Owner’s Equity and Comprehensive Income for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 (Unaudited)	F-12
Notes to Financial Statements	F-13
Williams Pipeline Partners L.P.
Report of Independent Registered Public Accounting Firm	F-16
Balance Sheet as of August 31, 2007	F-17
Note to Balance Sheet	F-18
Williams Pipeline GP, LLC
Report of Independent Registered Public Accounting Firm	F-19
Balance Sheet as of August 31, 2007	F-20
Note to Balance Sheet	F-21
Northwest Pipeline Corporation:
Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-22
Statements of Income for the years Ended December 31, 2004, 2005 and 2006	F-23
Balance Sheets as of December 31, 2005 and 2006	F-24
Statements of Common Stockholder’s Equity for the years ended December 31, 2004, 2005 and 2006	F-25
Statements of Comprehensive Income for the years ended December 31, 2004, 2005 and 2006	F-26
Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-27
Notes to Financial Statements	F-28
Unaudited Interim Financial Statements
Condensed Statements of Income for the six months ended June 30, 2006 and 2007	F-46
Condensed Balance Sheets as of December 31, 2006 and June 30, 2007	F-47
Condensed Statements of Cash Flows for the six months ended June 30, 2006 and 2007	F-48
Notes to Condensed Financial Statements	F-49

WILLIAMS PIPELINE PARTNERS L.P.
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

The unaudited pro forma financial statements of Williams Pipeline Partners L.P. (the Partnership) as of June 30, 2007, for the year ended December 31, 2006, and for the six months ended June 30, 2007 are based upon the historical audited and unaudited financial statements of Williams Pipeline Partners Predecessor (the Predecessor). The Predecessor includes a 25% ownership interest in Northwest Pipeline Corporation (Northwest) and accounts for its interest in Northwest using the equity method of accounting. Northwest will be converted from a corporation to a general partnership prior to the offering. Following the offering, the Partnership will own Northwest in the same proportion as represented in the Predecessor financial statements and consequently will account for its 25% ownership interest in Northwest using the equity method of accounting.

The contribution by Williams Gas Pipeline Company LLC of its investment in Northwest to the Partnership will be recorded at historical cost as it is considered to be a reorganization of entities under common control. Unless the context otherwise requires, references herein to the Partnership include the Partnership and its operating company. The pro forma adjustments have been prepared as if the transactions to be affected at the closing of this offering had taken place on June 30, 2007, in the case of the pro forma balance sheet, and as of January 1, 2006, in the case of the pro forma statements of income for the year ended December 31, 2006 and for the six months ended June 30, 2007. The unaudited pro forma financial statements have been prepared on the assumption that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma financial statements should be read in conjunction with the notes accompanying such unaudited pro forma financial statements and with the historical audited and unaudited financial statements and related notes set forth elsewhere in this prospectus.

The unaudited pro forma balance sheet and the unaudited pro forma statements of income were derived by adjusting the historical audited and unaudited financial statements of the Predecessor. The adjustments are based upon currently available information and certain estimates and assumptions. Actual effects of these transactions will differ from the pro forma adjustments. However, the Predecessor’s management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate affect to the expected impact of events that are directly attributable to the formation of the Partnership, the transfer of operations of the Predecessor, the issuance of limited partnership interests and the related transactions, and expected to have a continuing impact on the Partnership.

WILLIAMS PIPELINE PARTNERS L.P.

UNAUDITED PRO FORMA STATEMENTS OF INCOME

	Year Ended December 31, 2006				Six Months Ended June 30, 2007
	Williams			Pro Forma	Williams			Pro Forma
	Pipeline			Williams	Pipeline			Williams
	Partners			Pipeline	Partners			Pipeline
	Predecessor	Pro Forma		Partners	Predecessor	Pro Forma		Partners
	Historical	Adjustments		L.P.	Historical	Adjustments		L.P.
	(In thousands — except per unit amounts)

Equity earnings from investment in Northwest	$13,616	$7,801	(A)	$21,417	$15,186	$9,220	(A)	$24,087
						(319	)(B)
General and administrative expenses	—	(3,000	)(C)	(3,000)	—	(1,500	)(C)	(1,500)

Net income	$13,616	$4,801		$18,417	$15,186	$7,401		$22,587

Net income (loss) allocated to general partner				$(1,592)				$1,820

Net income allocated to limited partners				$20,009				$20,767

Net income per limited partners’ unit:
Common units	$0.62			$0.84	$0.69			$0.87
Subordinated units	0.62			0.84	0.69			0.87
Weighted average number of limited partners units outstanding:
Common units	14,307,765			16,003,565	14,229,265			16,003,565
Subordinated units	7,759,304			7,759,304	7,759,304			7,759,304

See notes to unaudited pro forma financial statements

WILLIAMS PIPELINE PARTNERS L.P.

UNAUDITED PRO FORMA BALANCE SHEET
June 30, 2007

	Williams
	Pipeline	Pro Forma		Pro Forma		Williams
	Partners	Formation		Offering		Pipeline
	Predecessor	Adjustments		Adjustments		Partners L.P.
	(In thousands)

ASSETS
Cash	$—	$—		$260,000	(D)	$—
				(16,900	)(E)
				(3,400	)(F)
				(239,700	)(G)
Investment in Northwest	229,822	(19,083	)(B)			278,374
		67,635	(H)

Total assets	$229,822	$48,552		$—		$278,374

CAPITAL
Owner’s equity	$229,822	$(19,083	)(B)	$(239,700	)(G)	$—
		67,635	(H)	(38,674	)(I)
Partners’ capital:
Common unitholders	—			260,000	(D)	183,727
				(16,900	)(E)
				(3,400	)(F)
				(55,973	)(I)
Subordinated unitholders	—			89,080	(I)	89,080
General partner	—			5,567	(I)	5,567

Total partners’ capital	—	—		278,374		278,374

Total capital	$229,822	$48,552		$—		$278,374

See notes to unaudited pro forma financials statements

WILLIAMS PIPELINE PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Basis of Presentation, the Offering and Other Transactions

The pro forma financial statements of Williams Pipeline Partners L.P. are derived from the audited and unaudited financial statements of Williams Pipeline Partners Predecessor appearing elsewhere in this prospectus, and the assumptions outlined in Note 2 below. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on June 30, 2007, in the case of the pro forma balance sheet, or as of January 1, 2006, in the case of the pro forma statements of income for the year ended December 31, 2006, and the six months ended June 30, 2007.

The pro forma financial statements reflect the following transactions:

•	the issuance by Williams Pipeline Partners L.P. of common units to the public and its purchase of a 12.9% interest in Northwest;

•	the issuance to our general partner of 3,003,565 common units, 7,759,304 subordinated units, 484,957 general partner units, and all of our incentive distribution rights in exchange for the contribution of a 12.1% general partnership interest in Northwest;

•	the payment of estimated underwriting commissions and other offering expenses;

•	the conversion of Northwest Pipeline Corporation to a general partnership; and

•	the transfer of the Parachute Lateral, a segment of Northwest’s Pipeline System, to an affiliate of Williams.

2.	Pro Forma Adjustments and Assumptions

(A) Reflects the elimination of federal and state income taxes due to Northwest’s conversion to a non-taxable entity. These include adjustments for the tax impact of purchase accounting not reflected in Northwest’s financial statements of $0.4 million and $0.2 million, for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

(B) Reflects the elimination of net assets and earnings associated with the Parachute Lateral. Subject to FERC approval and prior to the offering, the Parachute Lateral will be transferred to a subsidiary of Williams.

(C) Reflects incremental general and administrative expenses of approximately $3.0 million per year as a result of being a public company. In the omnibus agreement, Williams will agree to provide a cash credit for general and administrative expenses incurred on our behalf. In 2007, the amount of this credit will be $2.0 million and it will be pro rated for the period from the closing of this offering through year end. The amount of the credit will be $2.0 million in 2008 and will decrease by approximately $0.5 million in each subsequent year. We will record total general and administrative costs, including those costs that are subject to the credit by Williams, as an expense, and we will record the credit as a capital contribution by an affiliate of Williams.

(D) Reflects the gross proceeds to Williams Pipeline Partners L.P. of $260.0 million from the issuance and sale of 13,000,000 common units at an initial public offering price of $20.00 per unit.

(E) Reflects the payment of estimated underwriter commissions and structuring fees of $16.9 million, which will be allocated to the common units.

(F) Reflects the payment of $3.4 million for the estimated costs associated with the offering.

WILLIAMS PIPELINE PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

(G) Reflects Williams Pipeline Partners L.P.’s purchase of a 12.9% interest in Northwest in the amount of $239.7 million calculated as follows (in millions):

Offering proceeds	$260.0
Underwriter commissions and structuring fees	(16.9)
Offering expenses	(3.4)

$239.7

(H) Reflects the transfer to a subsidiary of Williams of Northwest’s deferred income taxes concurrent with Northwest’s conversion to a non-taxable entity.

(I) Represents the conversion of the adjusted equity of the Williams Pipeline Partners Predecessor of $38.7 million from owner’s equity to common and subordinated limited partner capital of the Partnership and the general partner’s capital in the Partnership. The conversion is as follows:

•	$(56.0) million for the common units;

•	$89.1 million for the subordinated units; and

•	$5.6 million for the general partner’s units.

After the conversion, the amounts of the common and subordinated unitholders are 66% and 32% of total partners’ capital, respectively, with the remaining 2% representing the general partner’s capital.

Note 3.	Pro Forma Net Income Per Unit

Pro forma net income per unit is determined by dividing the pro forma net income by the number of common and subordinated units expected to be outstanding at the closing of the offering (assuming the greater of the minimum quarterly distribution or net income for each quarter was distributed under the allocation provisions of the limited partnership agreement to the common and subordinated unitholders) under the two-class method, after deducting the general partner’s interest in the pro forma net income. For purposes of this calculation, we assumed that there were 16,003,565 common units, 7,759,304 subordinated units, and 484,957 general partner units outstanding. All units were assumed to have been outstanding since January 1, 2006. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of this offering of the common units of Williams Pipeline Partners L.P. For the year ended December 31, 2006, we allocated a $1.6 million net loss to the general partner based upon the following assumptions:

•	$2.0 million special allocation of costs to the general partner associated with capital contributions to us from our general partner related to the general and administrative expense credit; and

•	the minimum quarterly distribution was made to all common and subordinated unitholders for each quarter even when that amount is greater than pro forma net income for the quarter.

For the six months ended June 30, 2007, we allocated $1.9 million in net income to the general partner based upon the following assumptions:

•	$1.0 million special allocation of costs to the general partner associated with capital contributions to us from our general partner related to the general and administrative expense credit; and

•	$2.3 million of incentive distributions to our general partner.

The $2.3 million in assumed incentive distributions was calculated using the “two class” method of computing earnings per share, prescribed by Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” Under this method, earnings are allocated to participating securities as if all of the earnings for the

WILLIAMS PIPELINE PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

period had been distributed. The assumed incentive distribution is not intended to indicate the pro forma cash that may have been available for distribution during the first six months of 2007.

Staff Accounting Bulletin 1:B:3 requires that certain distributions to owners coincident with an initial public offering be considered as distributions in contemplation of that offering. Coincident with this offering, Williams Pipeline Partners L.P. will distribute $239.7 million to Williams and its subsidiaries. Assuming common units were issued prior to the offering, and when added to current period earnings of Williams Pipeline Partners Predecessor such units were sufficient to pay the distribution, 11.3 million common units would have been outstanding for the year ended December 31, 2006 and 11.2 million common units would have been outstanding for the six months ended June 30, 2007. Combined with the 3.0 million common units and 7.8 million subordinated units to be owned by Williams and its subsidiaries, a total of 14.3 million common units and 7.8 million subordinated units would have been outstanding during the year ended December 31, 2006 and 14.2 million common units and 7.8 million subordinated units would have been outstanding during the six months ended June 30, 2007. Based on these amounts, the related pro form earnings per unit for both common and subordinated units for Williams Pipeline Partners Predecessor would have been $0.62 per unit and $0.69 per unit for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Partners of Williams Pipeline Partners L.P.

We have audited the accompanying balance sheets of Williams Pipeline Partners Predecessor (Predecessor) as of December 31, 2006 and 2005, and the related statements of income, owner’s equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Williams Pipeline Partners L.P.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Williams Pipeline Partners Predecessor at December 31, 2006 and 2005, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Houston, Texas
September 7, 2007

WILLIAMS PIPELINE PARTNERS PREDECESSOR

STATEMENTS OF INCOME
(Thousands of dollars)

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(Audited)			(Unaudited)

Equity earnings from investment in Northwest	$18,494	$17,244	$13,616	$8,010	$15,186

Net income	$18,494	$17,244	$13,616	$8,010	$15,186

See notes to financial statements

WILLIAMS PIPELINE PARTNERS PREDECESSOR

BALANCE SHEETS
(Thousands of dollars)

	December 31,		June 30,
	2005	2006	2007
	(Audited)		(Unaudited)

ASSETS
Investment in Northwest	$189,087	$214,486	$229,822

Total assets	$189,087	$214,486	$229,822

OWNER’S EQUITY
Owner’s equity	$189,087	$214,486	$229,822

Total owner’s equity	$189,087	$214,486	$229,822

See notes to financial statements

WILLIAMS PIPELINE PARTNERS PREDECESSOR

STATEMENTS OF CASH FLOWS
(Thousands of dollars)

				Six Months Ended
	Years Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	(Audited)			(Unaudited)

OPERATING ACTIVITIES:
Net income	$18,494	$17,244	$13,616	$8,010	$15,186
Adjustment to reconcile to net cash provided by operating activities — Equity earnings from investment in Northwest	(18,494)	(17,244)	(13,616)	(8,010)	(15,186)

Net cash provided by operating activities	—	—	—	—	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	—	—	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	—	—	—	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$—	$—	$—	$—	$—

See notes to financial statements

WILLIAMS PIPELINE PARTNERS PREDECESSOR

STATEMENTS OF OWNER’S EQUITY AND COMPREHENSIVE INCOME
(Thousands of dollars)

	Years Ended December 31,			Six Months Ended
	2004	2005	2006	June 30, 2007
	(Audited)			(Unaudited)

Owner’s equity at beginning of period	$180,753	$184,343	$189,087	$214,486
In-kind capital contribution from parent	—	—	16,250	—
In-kind dividends	(15,000)	(12,500)	—	—

Net Income	18,494	17,244	13,616	15,186
Other comprehensive income
Minimum pension liability adjustment, net of tax	96	—	—	—
Gain (loss) on cash flow hedges, net of reclassification adjustments	—	—	90	(5)

Total comprehensive income	18,590	17,244	13,706	15,181
Adjustment to apply SFAS No. 158:
Pension benefits, net of tax:
Amortization prior service cost	—	—	(77)	6
Amortization net actuarial loss	—	—	(4,480)	149

Total owner’s equity at end of period	$184,343	$189,087	$214,486	$229,822

See notes to financial statements

WILLIAMS PIPELINE PARTNERS PREDECESSOR

NOTES TO FINANCIAL STATEMENTS

1.	Description of Business and Basis of Presentation

These financial statements of Williams Pipeline Partners Predecessor (the Company) are prepared in connection with the proposed initial public offering of limited partnership units in Williams Pipeline Partners L.P. (the Partnership), which was formed on August 31, 2007 and which will own the operations and assets of the Company, as further described below. The Company is engaged in the transportation and storage of natural gas through pipeline systems that serve the western United States.

The Company’s sole asset is a 25% ownership interest in Northwest Pipeline Corporation (Northwest) for the periods presented in these financial statements. Northwest owns and operates an interstate pipeline system for the transmission of natural gas. This system extends from the San Juan Basin in northwestern New Mexico and southwestern Colorado through Colorado, Utah, Wyoming, Idaho, Oregon and Washington to a point on the Canadian border near Sumas, Washington. The remaining 75% interest of Northwest is held indirectly by The Williams Companies, Inc. (Williams). Northwest will be converted from a corporation to a general partnership prior to the offering.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States on the basis that the Company’s historical 25% ownership of Northwest is the same as that expected to be contributed to the Partnership. Accordingly, the historical financial statements for the Company, as the financial statement predecessor to the Partnership, reflect the inclusion of the 25% investment in Northwest using the equity method of accounting. These financial statements have been prepared from the books and records of Northwest and may not necessarily be indicative of the actual results of operations that might have occurred if the Company had been operated separately during those periods.

Additionally, the acquisition of Northwest in 1983 by Williams was accounted for using the purchase method of accounting. Accordingly, Williams performed an allocation of the purchase price to Northwest’s assets and liabilities, based on their estimated fair values at the time of the acquisition. The purchase price allocation was not pushed down to Northwest, as FERC policy does not permit Northwest to recover these amounts through its rates, and Northwest is not required to reflect Williams’ purchase price allocations in its financial statements. The financial statements of Northwest included elsewhere herein reflect the original basis in its assets and liabilities and exclude the impacts from excess purchase price allocation. The financial statements of the Company have been adjusted to include the effects of its 25% share of the purchase price allocation. A reconciliation between the Northwest financial statements and the Company financial statements follows:

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
	(Audited)			(Unaudited)
	(Thousands of dollars)
Income Statement
Northwest net income	$76,655	$71,755	$57,143	$33,376	$61,921
Depreciation of excess purchase price, net of income taxes	2,681	2,781	2,681	1,338	1,177

Net income including excess purchase price	$73,974	$68,974	$54,462	$32,038	$60,744

Company’s 25% interest	$18,494	$17,244	$13,616	$8,010	$15,186

Balance Sheet
Northwest equity		$708,757	$813,037		$875,558
Equity from excess purchase price		47,589	44,908		43,731

Equity including excess purchase price		$756,346	$857,945		$919,289

Company’s 25% interest		$189,087	$214,486		$229,822

WILLIAMS PIPELINE PARTNERS PREDECESSOR

NOTES TO FINANCIAL STATEMENTS — (continued)

2.	Summary of Significant Accounting Policies

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Equity Method Investments.  The Company accounts for investments in 20% to 50% owned affiliates, and in less than 20% owned affiliates where the Company has the ability to exercise significant influence, under the equity method.

Impairment of Investments.  We evaluate our investments for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such investments may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, we compare our estimate of fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and we consider the decline in value to be other-than-temporary, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment.

Income Taxes.  Following the initial public offering of the Partnership, our operations will be treated as a partnership with each partner being separately taxed on its share of our taxable income. Therefore, we have excluded income taxes from these financial statements.

3.	Investment in Northwest

Investment in Northwest at December 31, 2005 and 2006 and June 30, 2007 represents our 25% ownership interest in Northwest and includes the excess purchase price allocation described in Note 1. The summarized financial position and results of operations for 100% of Northwest are presented below.

				Six Months Ended
				June 30,
	2004	2005	2006	2006	2007
	(Audited)			(Unaudited)
	(Thousands of dollars)

Current assets		$179,478	$121,408		$111,661
Noncurrent assets		1,512,893	1,943,417		1,972,828
Current liabilities		92,350	376,044		330,814
Noncurrent liabilities		843,675	830,836		834,386

Owner’s equity		$756,346	$857,945		$919,289

Operating revenues	$338,532	$321,457	$324,250	$159,553	$205,698
Operating expenses	183,035	184,377	212,263	100,829	91,925

Operating income	155,497	137,080	111,987	58,724	113,773
Other income — net	5,278	10,597	16,597	10,915	9,559
Interest charges	41,637	40,024	42,916	19,502	25,708

Income before income taxes	119,138	107,653	85,668	50,137	97,624
Provision for income taxes	45,164	38,679	31,206	18,099	36,880

Net income	$73,974	$68,974	$54,462	$32,038	$60,744

WILLIAMS PIPELINE PARTNERS PREDECESSOR

NOTES TO FINANCIAL STATEMENTS — (continued)

4.  Owner’s Equity and Comprehensive Income

In-kind capital contributions and dividends reflected in our Statements of Owner’s Equity and Comprehensive Income represent cash capital transactions that occurred between Northwest and Williams, and had the effect of increasing or decreasing the carrying value of our investment in Northwest.

In September 2006, the Financial Statements Accounting Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158). This Statement requires sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of their pension and other postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, Northwest adopted the recognition and disclosure provisions of SFAS No. 158 related to its participation in Williams’ sponsored pension and other postretirement benefit plans. In accordance with SFAS No. 158, we recorded adjustments to accumulated other comprehensive loss, net of income taxes, to recognize our 25% share of Northwest’s funded status of its pension plans.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Partners of Williams Pipeline Partners L.P.

We have audited the accompanying balance sheet of Williams Pipeline Partners L.P. as of August 31, 2007, (date of formation). This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Accounting Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Williams Pipeline Partners L.P. at August 31, 2007 (date of formation) in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Houston, Texas
September 7, 2007

WILLIAMS PIPELINE PARTNERS L.P.

BALANCE SHEET
August 31, 2007

ASSETS
Total assets	$—

PARTNERS’ EQUITY
Partners’ Equity
Limited partner’s equity	$980
General partner’s equity	20
Less receivables from partners	(1,000)

Total partners’ equity	$—

See note to the balance sheet.

WILLIAMS PIPELINE PARTNERS L.P.

NOTE TO BALANCE SHEET

1.	Nature of Operations

Williams Pipeline Partners L.P. (the Partnership) is a Delaware limited partnership formed on August 31, 2007 to acquire certain assets of The Williams Companies, Inc. (Williams), including a 25% ownership interest in Northwest.

The Partnership intends to offer 13,000,000 common units, representing limited partner interests, pursuant to a public offering and to concurrently issue 3,003,565 common units and 7,759,304 subordinated units, representing additional limited partner interests, and 484,957 general partner units representing an aggregate 2% general partner interest in the Partnership to Williams Pipeline GP LLC, an indirect wholly owned subsidiary of Williams. The Partnership intends to conduct its activities through a wholly owned operating company.

Williams Pipeline GP LLC, as general partner, contributed $20 and Williams Pipeline Services Company, an indirect wholly owned subsidiary of Williams, as the organizational limited partner, contributed $980, all in the form of notes receivable to the Partnership on August 31, 2007. The receivables from Williams Pipeline Services Company and Williams Pipeline GP LLC have been reflected as a deduction from partners’ equity on the accompanying balance sheet. There have been no other transactions involving the Partnership as of August 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members of Williams Pipeline GP LLC

We have audited the accompanying balance sheet of Williams Pipeline GP LLC as of August 31, 2007 (date of formation). This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Accounting Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Williams Pipeline GP LLC at August 31, 2007 (date of formation) in conformity with U.S. generally accepted accounting principles.

Ernst &Young LLP

Houston Texas
September 7, 2007

WILLIAMS PIPELINE GP LLC

BALANCE SHEET

August 31, 2007

ASSETS
Total assets	$—

OWNER’S EQUITY
Owner’s Equity
Owner’s equity	$1,000
Less receivable from owner	(1,000)

Total owner’s equity	$—

See note to the balance sheet

WILLIAMS PIPELINE GP LLC

NOTE TO THE BALANCE SHEET

1.	Nature of Operations

Williams Pipeline GP LLC (General Partner) is a Delaware company formed on August 31, 2007, to become the general partner of Williams Pipeline Partners L.P. (Partnership). The General Partner is an indirect wholly-owned subsidiary of The Williams Companies, Inc. (Williams). The General Partner owns a 2% general partner interest in the Partnership. However, due to the substantive control of the Partnership granted to the General Partner by the partnership agreement, the General Partner consolidates the Partnership. All intercompany balances have been eliminated.

An affiliate of Williams owns the 98% limited partnership interest in the Partnership. This ownership was acquired through the contribution of a note receivable of $980 to the Partnership. The General Partner’s consolidation of the Partnership nets the receivable from, and the minority interest of, the limited partner, as these are all transactions under common control.

On August 31, 2007, a subsidiary of Williams contributed $1,000 in the form of a note receivable to the General Partner in exchange for a 100% ownership interest. The receivable from the General Partner’s owner has been reflected as a deduction from owners’ equity.

There have been no other transactions involving the General Partner as of August 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of Northwest Pipeline Corporation

We have audited the accompanying balance sheets of Northwest Pipeline Corporation as of December 31, 2006 and 2005 and the related statements of income, comprehensive income, common stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Pipeline Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R), and Statement of Financial Accounting Standards No. 123(R), Share-Based Payment — a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. As discussed in Note 1 to the financial statements, in 2006 the Company adopted the Federal Energy Regulatory Commission order on accounting for pipeline assessment costs.

Ernst & Young LLP

Houston, Texas
February 28, 2007

NORTHWEST PIPELINE CORPORATION

STATEMENTS OF INCOME

	Years Ended December 31,
	2004	2005	2006
	(Thousands of dollars)

OPERATING REVENUES	$338,532	$321,457	$324,250

OPERATING EXPENSES:
General and administrative	51,062	49,749	56,463
Operation and maintenance	42,878	53,330	65,763
Depreciation	65,615	66,333	75,192
Regulatory credits	(7,180)	(4,446)	(4,469)
Taxes, other than income taxes	17,492	15,115	15,018
Impairment charges (Note 12)	8,872	—	—

Total operating expenses	178,739	180,081	207,967

Operating income	159,793	141,376	116,283

OTHER INCOME — net:
Interest income —
Affiliated companies	4,517	3,801	3,920
Other	340	2,820	3,423
Allowance for equity funds used during construction	806	2,872	8,947
Miscellaneous other income (deductions), net	(385)	1,104	307

Total other income — net	5,278	10,597	16,597

INTEREST CHARGES:
Interest on long-term debt	38,721	38,164	43,649
Other interest	3,368	3,389	3,824
Allowance for borrowed funds used during construction	(452)	(1,529)	(4,557)

Total interest charges	41,637	40,024	42,916

INCOME BEFORE INCOME TAXES	123,434	111,949	89,964
PROVISION FOR INCOME TAXES	46,779	40,194	32,821

NET INCOME	$76,655	$71,755	$57,143

CASH DIVIDENDS ON COMMON STOCK	$60,000	$50,000	$—

See notes to financial statements

NORTHWEST PIPELINE CORPORATION

BALANCE SHEETS

	December 31,
	2005	2006
	(Thousands of dollars)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$59,709	$1,489
Advances to affiliates	50,000	49,980
Accounts receivable —
Trade, less allowance of $91 for 2005 and $53 for 2006	28,677	32,230
Affiliated companies	4,015	591
Income taxes due from affiliate	1,475	—
Materials and supplies, less reserves of $263 for 2005 and $472 for 2006	8,365	10,013
Exchange gas due from others	11,257	10,556
Exchange gas offset (Note 1)	9,386	4,538
Deferred income taxes	3,913	4,066
Prepayments and other	2,681	7,945

Total current assets	179,478	121,408

PROPERTY, PLANT AND EQUIPMENT, at cost	2,286,280	2,669,056
Less — Accumulated depreciation	957,385	893,033

Total property, plant and equipment	1,328,895	1,776,023

OTHER ASSETS:
Deferred charges	49,124	32,093
Regulatory assets	58,607	63,330

Total other assets	107,731	95,423

Total assets	$1,616,104	$1,992,854

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable —
Trade	$25,835	$55,403
Affiliated companies	3,754	13,701
Accrued liabilities —
Income taxes due to affiliate	—	3,090
Taxes, other than income taxes	8,511	6,779
Interest	7,013	7,038
Employee costs	8,731	10,759
Exchange gas due to others	20,643	15,094
Deferred contract termination income	6,045	6,045
Other	4,318	5,268
Current maturities of long-term debt (Note 4)	7,500	252,867

Total current liabilities	92,350	376,044

LONG-TERM DEBT, LESS CURRENT MATURITIES	512,580	434,208
DEFERRED INCOME TAXES	236,548	255,469
DEFERRED CREDITS AND OTHER NONCURRENT LIABILITIES	65,869	114,096
CONTINGENT LIABILITIES AND COMMITMENTS
COMMON STOCKHOLDER’S EQUITY:
Common stock, par value $1 per share; authorized and outstanding, 1,000 shares	1	1
Additional paid-in capital	262,844	327,844
Retained earnings	445,912	503,055
Accumulated other comprehensive loss	—	(17,863)

Total common stockholder’s equity	708,757	813,037

Total liabilities and stockholder’s equity	$1,616,104	$1,992,854

See notes to financial statements

NORTHWEST PIPELINE CORPORATION

STATEMENTS OF COMMON STOCKHOLDER’S EQUITY

	Years Ended December 31,
	2004	2005	2006
	(Thousands of dollars)

Common stock, par value $1 per share, authorized and outstanding, 1,000 shares	$1	$1	$1

Additional paid-in capital —
Balance at beginning of period	262,844	262,844	262,844
Capital contribution from parent	—	—	65,000

Balance at end of period	262,844	262,844	327,844

Retained earnings —
Balance at beginning of period	407,502	424,157	445,912
Net income	76,655	71,755	57,143
Cash dividends	(60,000)	(50,000)	—

Balance at end of period	424,157	445,912	503,055

Accumulated other comprehensive loss (net of tax) —
Balance at beginning of period	(388)	—	—
Gain on cash flow hedges, net of reclassification adjustments	—	—	365
Minimum pension liability adjustment	388	—	—
Adjustment to initially apply SFAS No. 158:
Pension benefits:
Prior service cost	—	—	(308)
Net actuarial loss	—	—	(17,920)

Balance at end of period	—	—	(17,863)

Total common stockholder’s equity	$687,002	$708,757	$813,037

See notes to financial statements

NORTHWEST PIPELINE CORPORATION

STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2004	2005	2005
	(Thousands of dollars)

Net Income	$76,655	$71,755	$57,143
Gain on cash flow hedges, net of tax of ($220) for 2006	—	—	365
Minimum pension liability adjustment, net of tax of ($240) for 2004	388	—	—

Total comprehensive income	$77,043	$71,755	$57,508

See notes to financial statements

NORTHWEST PIPELINE CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2005	2006
	(Thousands of dollars)

OPERATING ACTIVITIES:
Net Income	$76,655	$71,755	$57,143
Adjustments to reconcile to net cash provided by operating activities —
Depreciation	65,615	66,333	75,192
Regulatory credits	(7,180)	(4,446)	(4,469)
Provision (benefit) for deferred income taxes	33,524	(18,571)	29,531
Impairment charges	8,872	—	—
Amortization of deferred charges and credits	4,189	4,053	2,484
Allowance for equity funds used during construction	(806)	(2,872)	(8,947)
Reserve for doubtful accounts	—	44	(38)
Changes in:
Trade accounts receivable	918	1,639	(3,515)
Affiliated receivables, including income taxes	577	(5,489)	4,899
Exchange gas due from others	(5,765)	(4,632)	5,549
Materials and supplies	899	236	(1,912)
Other current assets	685	(800)	(5,264)
Deferred charges	(5,854)	(6,992)	(1,610)
Trade accounts payable	(6,279)	8,931	27,440
Affiliated payables, including income taxes	5,019	(15,785)	13,037
Exchange gas due to others	5,765	4,632	(5,549)
Other accrued liabilities	2,422	6,440	1,192
Other deferred credits	2,592	3,659	4,095

Net cash provided by operating activities	181,848	108,135	189,258

INVESTING ACTIVITIES:
Property, plant and equipment —
Capital expenditures	(102,213)	(137,232)	(473,566)
Proceeds from sales	5,033	—	—
Asset removal cost	—	(1,568)	(9,733)
Changes in accounts payable	(784)	6,564	2,881
Proceeds from contract termination payment	—	87,917	3,348
Repayments from affiliates	36,356	—	20

Net cash used in investing activities	(61,608)	(44,319)	(477,050)

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	—	—	174,447
Principal payments on long-term debt	(7,500)	(7,500)	(7,500)
Debt issuance costs	—	—	(2,375)
Capital contribution from parent	—	—	65,000
Dividends paid	(60,000)	(50,000)	—

Net cash provided by (used in) financing activities	(67,500)	(57,500)	229,572

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	52,740	6,316	(58,220)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	653	53,393	59,709

CASH AND CASH EQUIVALENTS AT END OF YEAR	$53,393	$59,709	$1,489

See notes to financial statements

NORTHWEST PIPELINE CORPORATION

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northwest Pipeline Corporation (Northwest) is a wholly owned subsidiary of Williams Gas Pipeline Company LLC (WGP). WGP is a wholly owned subsidiary of The Williams Companies, Inc. (Williams).

In this report, Northwest Pipeline Corporation is at times referred to in the first person as “we”, “us” or “our”.

Nature of Operations

We own and operate an interstate pipeline system for the mainline transmission of natural gas. This system extends from the San Juan Basin in northwestern New Mexico and southwestern Colorado through Colorado, Utah, Wyoming, Idaho, Oregon and Washington to a point on the Canadian border near Sumas Washington.

Regulatory Accounting

We are regulated by the FERC. Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation,” provides that rate-regulated public utilities account for and report regulatory assets and liabilities consistent with the economic effect of the way in which regulators establish rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. Accounting for businesses that are regulated and apply the provisions of SFAS No. 71 can differ from the accounting requirements for non-regulated businesses. Transactions that are recorded differently as a result of regulatory accounting requirements include the capitalization of an equity return component on regulated capital projects, employee related benefits, levelized depreciation, negative salvage/asset retirement obligations, environmental costs and other costs and taxes included in, or expected to be included in, future rates. As a rate-regulated entity, our management has determined that it is appropriate to apply the accounting prescribed by SFAS No. 71, and accordingly, the accompanying financial statements include the effects of the types of transactions described above that result from regulatory accounting requirements. At December 31, 2006 and 2005, we had approximately $64.8 million and $60.0 million, respectively, of regulatory assets primarily related to equity funds used during construction, levelized incremental projects (See — Property, Plant and Equipment.), asset retirement obligations, environmental costs and other postemployment benefits, and approximately $48.1 million and $44.2 million, respectively, of regulatory liabilities related to pension and postretirement benefits and negative salvage included on the accompanying Balance Sheet. (See Note 10.)

Basis of Presentation

Our 1983 acquisition by Williams has been accounted for using the purchase method of accounting. Accordingly, Williams performed an allocation of the purchase price to our assets and liabilities, based on their estimated fair values at the time of the acquisition. Williams has not pushed down the purchase price allocation (amounts in excess of original cost) of $72.0 million, as of December 31, 2006, to us as current FERC policy does not permit us to recover these amounts through our rates. The accompanying financial statements reflect our original basis in our assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NORTHWEST PIPELINE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: 1) revenues subject to refund; 2) litigation-related contingencies; 3) environmental remediation obligations; 4) impairment assessments of long-lived assets; 5) deferred and other income taxes; 6) depreciation; 7) pension and other post-employment benefits; and 8) asset retirement obligations.

Property, Plant and Equipment

Property, plant and equipment (plant), consisting principally of natural gas transmission facilities, is recorded at original cost. We account for repair and maintenance costs under the guidance of FERC regulations. The FERC identifies installation, construction and replacement costs that are to be capitalized. Routine maintenance, repairs and renewal costs are charged to income as incurred. Gains or losses from the ordinary sale or retirement of plant are charged or credited to accumulated depreciation.

Depreciation is provided by the straight-line method by class of assets for property, plant and equipment. The annual weighted average composite depreciation rate recorded for transmission and storage plant was 2.86 percent, 2.96 percent and 3.00 percent for 2006, 2005 and 2004, respectively, including an allowance for negative salvage.

The incremental Evergreen Project was placed in service on October 1, 2003. The levelized rate design of this project created a revenue stream that will remain constant over the respective 25-year and 15-year contract terms. The related levelized depreciation is lower than book depreciation in the early years and higher than book depreciation in the later years of the contract terms. The depreciation component of the levelized incremental rates will equal the accumulated book depreciation by the end of the primary contract terms. FERC has approved the accounting for the differences between book depreciation and the Evergreen Project’s levelized depreciation as a regulatory asset with the offsetting credit recorded to a regulatory credit on the accompanying Income Statement.

We recorded regulatory credits totaling $4.5 million in 2006, $4.4 million in 2005, and $7.2 million in 2004 in the accompanying Statement of Income. These credits relate primarily to the levelized depreciation for the Evergreen Project discussed above. The accompanying Balance Sheet reflects the related regulatory assets of $22.1 million at December 31, 2006, and $18.6 million at December 31, 2005. Such amounts will be amortized over the primary terms of the shipper agreements as such costs are collected through rates.

We record an asset and a liability equal to the present value of each expected future asset retirement obligation (ARO). The ARO asset is depreciated in a manner consistent with the depreciation of the underlying physical asset. We measure changes in the liability due to passage of time by applying an interest method of allocation. This amount is recognized as an increase in the carrying amount of the liability and is offset by a regulatory asset. The regulatory asset will be recovered through the net negative salvage component of depreciation included in our rates beginning January 1, 2007.

Included in our depreciation rates is a negative salvage (cost of removal) component that we have collected in rates. We therefore accrue the estimated costs of removal of long-lived assets through depreciation expense. In connection with the adoption of SFAS No. 143, effective January 1, 2003, the negative salvage component of Accumulated Depreciation was reclassified to a noncurrent regulatory liability ($18.2 million and $15.9 million at December 31, 2006 and 2005, respectively).

During 2004, we made an adjustment to depreciation expense in the amount of $5.4 million. The adjustment was a correction of an error related to depreciation of certain in-house developed system software and other general plant assets. These assets, which were retired in prior years, continued to be depreciated, resulting in an over-depreciation of the assets. The error and correction thereof, resulted in an increase of 2004 Operating Income and Net Income by $5.4 million and $3.4 million, respectively, and a cumulative

NORTHWEST PIPELINE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

understatement of Operating Income and Net Income for periods prior to 2004 by $5.4 million and $3.4 million, respectively. Management believes that the effect of the adjustment was not material to 2004 income, prior quarters and years, or trends of earnings.

Allowance for Borrowed and Equity Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the estimated cost of borrowed and equity funds applicable to utility plant in process of construction and are included as a cost of property, plant and equipment because it constitutes an actual cost of construction under established regulatory practices. The FERC has prescribed a formula to be used in computing separate allowances for borrowed and equity AFUDC.

The composite rate used to capitalize AFUDC was approximately 10 percent for 2006, 2005 and 2004. Equity AFUDC of $8.9 million, $2.9 million and $0.8 million for 2006, 2005 and 2004, respectively, is reflected in Other Income — net.

Advances to Affiliates

As a participant in Williams’ cash management program, we make advances to and receive advances from Williams. The advances are represented by demand notes. Advances are stated at the historical carrying amounts. Interest income is recognized when chargeable and collectibility is reasonably assured. The interest rate on intercompany demand notes is based upon the weighted average cost of Williams’ debt outstanding at the end of each quarter, which was 7.81 percent at December 31, 2006.

Accounts Receivable and Allowance for Doubtful Receivables

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. Our credit risk exposure in the event of nonperformance by the other parties is limited to the face value of the receivables. We perform ongoing credit evaluations of our customers’ financial condition and require collateral from our customers, if necessary. Due to our customer base, we have not historically experienced recurring credit losses in connection with our receivables. As a result, receivables determined to be uncollectible are reserved or written off in the period of such determination.

Materials and Supplies Inventory

All inventories are stated at lower of cost or market. We determine the cost of the inventories using the average cost method.

We perform an annual review of materials and supplies inventories, including an analysis of parts that may no longer be useful due to planned replacements of compressor engines and other components on our system. Based on this assessment, we record a reserve for the value of the inventory which can no longer be used for maintenance and repairs on our pipeline.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying value of the assets to determine whether an impairment has occurred. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

NORTHWEST PIPELINE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the financial statements.

Income Taxes

Williams and its wholly owned subsidiaries, which include us, file a consolidated federal income tax return. It is Williams’ policy to charge or credit us with an amount equivalent to our federal income tax expense or benefit computed as if we had filed a separate return.

We use the liability method of accounting for income taxes which requires, among other things, provisions for all temporary differences between the financial basis and the tax basis in our assets and liabilities and adjustments to the existing deferred tax balances for changes in tax rates. We reserve our gross deferred tax assets when we determine it is more likely than not they will not be recovered.

Deferred Charges

We amortize deferred charges over varying periods consistent with the FERC approved accounting treatment for such deferred items. Unamortized debt expense, debt discount and losses on reacquired long-term debt are amortized by the bonds outstanding method over the related debt repayment periods.

Cash and Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid investments with an original maturity of three months or less.

Exchange Gas Imbalances

In the course of providing transportation services to our customers, we may receive or deliver different quantities of gas from shippers than the quantities delivered or received on behalf of those shippers. These transactions result in imbalances, which are typically settled through the receipt or delivery of gas in the future. Customer imbalances to be repaid or recovered in-kind are recorded as exchange gas due from others or due to others in the accompanying balance sheets. The exchange gas offset represents the gas balance in our system representing the difference between the exchange gas due to us from customers and the exchange gas that we owe to customers. These imbalances are valued at the average of the spot market rates at the Canadian border and the Rocky Mountain market as published in “Inside FERC’s Gas Market Report.” Settlement of imbalances requires agreement between the pipelines and shippers as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions.

Revenue Recognition

Revenues from the transportation of gas are recognized in the period the service is provided based on contractual terms and the related transported volumes. As a result of the ratemaking process, certain revenues collected by us may be subject to possible refunds upon final orders in pending rate proceedings with the FERC. We record estimates of rate refund liabilities considering our and other third party regulatory proceedings, advice of counsel and estimated total exposure, as discounted and risk weighted, as well as collection and other risks. At December 31, 2006, we have no rate refund liabilities.

Environmental Matters

We are subject to federal, state, and local environmental laws and regulations. Environmental expenditures are expensed or capitalized depending on their future economic benefit and potential for rate recovery. We

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NOTES TO FINANCIAL STATEMENTS — (Continued)

believe that, with respect to any expenditures required to meet applicable standards and regulations, the FERC would grant the requisite rate relief so that substantially all of such expenditures would be permitted to be recovered through rates. We believe that compliance with applicable environmental requirements is not likely to have a material effect upon our financial position or results of operations.

Interest Payments

Cash payments for interest were $39.1 million, $36.9 million and $38.7 million, net of $4.6 million, $1.5 million and $0.5 million of interest capitalized (allowance for borrowed funds used during construction) in 2006, 2005 and 2004, respectively.

Recent Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). The Interpretation clarifies the accounting for uncertainty in income taxes under FASB Statement No. 109, “Accounting for Income Taxes.” The Interpretation prescribes guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. To recognize a tax position, the enterprise determines whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit, determined on a cumulative probability basis that is greater than 50 percent likely of being realized upon ultimate settlement.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the Interpretation must be reported as an adjustment to the opening balance of retained earnings in the year of adoption. We adopted FIN 48 beginning January 1, 2007, as required. We expect no material impact of the cumulative effect of adopting FIN 48 on our financial statements.

FERC Order, “Accounting for Pipeline Assessment Cost” On June 30, 2005, the FERC issued an order, “Accounting for Pipeline Assessment Cost,” to be applied prospectively effective January 1, 2006. The order requires companies to expense certain pipeline integrity related assessment costs that we have historically capitalized. During 2006, we expensed approximately $5.1 million that previously would have been capitalized.

Reclassifications and Adjustments

In the third quarter of 2006, we made an adjustment to correct an error resulting from an analysis of our regulatory assets. Property, plant and equipment includes the capitalization of equity funds used during construction (EAFUDC). The capitalization of EAFUDC creates a deferred tax liability and an associated regulatory asset. The regulatory asset was not properly reduced for certain retirements of property, plant and equipment made prior to 2000. The correction of the error resulted in a decrease to miscellaneous other income of $4.7 million and a decrease to net income of $3.0 million during 2006.

In the fourth quarter of 2006, we made adjustments to correct errors related to the accounting for our headquarters building lease expense and depreciation of leasehold improvements. The correction of the errors resulted in a decrease to general and administrative expense of $6.2 million, an increase to depreciation expense of $2.9 million and an increase to Net Income of $2.1 million during 2006.

Management concluded that the effect of these corrections is not material to prior annual or interim periods, to 2006 results, or to the trend of earnings.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	RATE AND REGULATORY MATTERS

General Rate Case (Docket No. RP06-416)

On June 30, 2006, we filed a general rate case under Section 4 of the Natural Gas Act. Significant costs that contributed to the need to file this rate case included: construction of the Capacity Replacement Project, an increase in reliability and integrity expenditures, and an increase in other operating costs. On July 31, 2006, the FERC issued an Order accepting our filing and suspended the effective date of the new rates for five months, to become effective January 1, 2007, subject to refund. On January 31, 2007, we filed a stipulation and settlement agreement to resolve all outstanding issues in our pending rate case. That settlement is either supported or not opposed by both the intervening parties and the FERC staff. It is expected to be uncontested. The settlement specified an annual cost of service of $404 million and establishes that general system firm transportation rates on our system will increase from $0.30760 to $0.40984 per Dth, effective January 1, 2007. The settlement is subject to FERC approval. We anticipate the approval process to be completed by mid-2007.

3.	CONTINGENT LIABILITIES AND COMMITMENTS

Legal Proceedings

In 1998, the United States Department of Justice (DOJ) informed Williams that Jack Grynberg, an individual, had filed claims in the United States District Court for the District of Colorado under the False Claims Act against Williams and certain of its wholly owned subsidiaries including us. Mr. Grynberg had also filed claims against approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons. The relief sought was an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys’ fees, and costs. In April 1999, the DOJ declined to intervene in any of the Grynberg qui tam cases, and in October 1999, the Panel on Multi-District Litigation transferred all of the Grynberg qui tam cases, including those filed against Williams, to the United States District Court for the District of Wyoming for pre-trial purposes. In October 2002, the court granted a motion to dismiss Grynberg’s royalty valuation claims. Grynberg’s measurement claims remained pending against Williams, including us, and the other defendants, although the defendants had filed a number of motions to dismiss these claims on jurisdictional grounds. In May 2005, the court-appointed special master entered a report which recommended that many of the cases be dismissed, including the case pending against certain of the Williams defendants, including us. On October 20, 2006, the District Court dismissed all claims against us. Mr. Grynberg filed a Notice of Appeal from the dismissals with the Tenth Circuit Court of Appeals effective November 17, 2006.

Environmental Matters

We are subject to the National Environmental Policy Act and other federal and state legislation regulating the environmental aspects of our business. Except as discussed below, management believes that we are in substantial compliance with existing environmental requirements. We believe that, with respect to any additional expenditures required to meet applicable standards and regulations, the FERC would grant the requisite rate relief so that substantially all of such expenditures would be permitted to be recovered through rates.

Beginning in the mid-1980’s, we evaluated many of our facilities for the presence of toxic and hazardous substances to determine to what extent, if any, remediation might be necessary. Consistent with other natural gas transmission companies, we identified polychlorinated biphenyl (PCB) contamination in air compressor systems, soils and related properties at certain compressor station sites. Similarly, we identified hydrocarbon impacts at these facilities due to the former use of earthen pits and mercury contamination at certain gas metering sites. The PCBs were remediated pursuant to a Consent Decree with the U.S. Environmental Protection Agency in the late 1980’s and we conducted a voluntary clean-up of the hydrocarbon and mercury

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NOTES TO FINANCIAL STATEMENTS — (Continued)

impacts in the early 1990’s. In 2005, the Washington Department of Ecology required us to reevaluate our previous mercury clean-ups in Washington. Currently, we are assessing the actions needed to bring the sites up to Washington’s current environmental standards. At December 31, 2006, we have accrued liabilities totaling approximately $4.7 million for these costs which are expected to be incurred over the period from now through 2009. We consider these costs associated with compliance with these environmental laws and regulations to be prudent costs incurred in the ordinary course of business and, therefore, recoverable through our rates.

Safety Matters

Pipeline Integrity Regulations  We have developed an Integrity Management Plan that meets the United States Department of Transportation Pipeline and Hazardous Materials Safety Administration final rule pursuant to the requirements of the Pipeline Safety Improvement Act of 2002. In meeting the Integrity Regulations, we have identified the high consequence areas, including a baseline assessment and periodic reassessments to be completed within specified timeframes. Currently, we estimate that the cost to perform required assessments and remediation will be between $75 million and $105 million over the remaining assessment period of 2007 through 2012. As a result of the June 30, 2005, FERC order described in Note 2, a portion of this amount will be expensed. Management considers the costs associated with compliance with the rule to be prudent costs incurred in the ordinary course of business and, therefore, recoverable through our rates.

Other Matters

In addition to the foregoing, various other proceedings are pending against us incidental to our operations.

Summary

Litigation, arbitration, regulatory matters, environmental matters, and safety matters are subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the ruling occurs. Management, including internal counsel, currently believes that the ultimate resolution of the foregoing matters, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a material adverse effect on our future financial position.

Other Commitments

We have commitments for construction and acquisition of property, plant and equipment of approximately $55.2 million at December 31, 2006.

Termination of the Grays Harbor Transportation Agreement

Effective January 2005, Duke Energy Trading and Marketing, LLC (Duke) terminated its firm transportation agreement related to the Grays Harbor Lateral. We invoiced Duke the amount we believe is contractually owed by Duke according to the terms of the facilities reimbursement agreement and Northwest’s tariff. Duke has paid us approximately $88 million for the remaining net book value of the lateral facilities and approximately $6 million towards the related income taxes. We have invoiced Duke for an additional $30 million, representing the additional income taxes related to the termination of the contract. This amount has not been paid to date by Duke. Accordingly, the income effects from the agreement termination have been deferred pending the resolution of this matter.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

On June 16, 2005, we filed a Petition for a Declaratory Order with the FERC requesting that it rule on our interpretation of our tariff to aid in resolving the dispute with Duke. On July 15, 2005, Duke filed a motion to intervene and provided comments supporting its position concerning the issues in dispute.

On October 4, 2006, the FERC issued its Order on Petition for Declaratory Order, providing clarification on issues relating to Duke’s obligation to reimburse us for future tax expenses in connection with the buying out of Duke’s facilities reimbursement agreement and terminating the related transportation agreement associated with service on the Grays Harbor lateral. The FERC did not directly address the tariff interpretation issues that we had presented.

On November 3, 2006, we filed a request for rehearing of the FERC’s Order on Petition for Declaratory Order. Our request for rehearing seeks a FERC determination of our tariff language concerning mid-term contractual buyouts. It also seeks to clarify some of the underlying principles of a possible buyout calculation as suggested by the FERC in its Order on Petition for Declaratory Order.

Based upon the above, we do not anticipate any adverse impact to our results of operations or financial position from this matter.

4. DEBT, FINANCING ARRANGEMENTS AND LEASES

Debt Covenants

Our debt indentures contain provisions for the acceleration of repayment or the reset of interest rates under certain conditions. Our debt indentures also contain restrictions, which, under certain circumstances, limit the issuance of additional debt and restrict the disposal of a major portion of our natural gas pipeline system. Our ratio of debt to capitalization must be no greater than 55 percent. We are in compliance with this covenant as our ratio of debt to capitalization, as calculated under this covenant, is approximately 44 percent at December 31, 2006.

Long-Term Debt

In June 2006, we issued $175 million aggregate principal amount of 7 percent senior unsecured notes due 2016 to certain institutional investors in a private debt placement. In October 2006, we completed the exchange of these notes for substantially identical new notes that are registered under the Securities Act of 1933, as amended.

Long-term debt consists of the following:

	December 31,
	2005	2006
	(Thousands of dollars)

6.625%, payable 2007	$250,000	$250,000
7%, payable 2016	—	174,477
7.125%, payable 2025	84,774	84,785
8.125%, payable 2010	175,000	175,000
9%, payable 2004 through 2007	10,306	2,813

Total long-term debt	520,080	687,075
Less current maturities	7,500	252,867

Total long-term debt, less current maturities	$512,580	$434,208

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NOTES TO FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, cumulative sinking fund requirements and other maturities of long-term debt (at face value) for each of the next five years are as follows:

(Thousands of Dollars)

2007	$252,867
2008	—
2009	—
2010	175,000
2011	—
Thereafter	260,000

Total	$687,867

Our $250 million, 6.625 percent notes are payable on December 1, 2007. We intend to fund this retirement through accessing the capital markets and, if required, by borrowings under the Credit Agreement.

Line-of-Credit Arrangements

In May 2006, Williams obtained an unsecured, three-year, $1.5 billion revolving credit facility, replacing its $1.275 billion secured credit facility. The new unsecured facility contains similar terms and covenants as the secured facility, but contains additional restrictions on asset sales, certain subsidiary debt, and sale-leaseback transactions. WGP guarantees the facility and Williams guarantees obligations of Williams Partners L.P. for up to $75 million. We have access to $400 million under the facility to the extent not otherwise utilized by Williams. Interest is calculated based on a choice of two methods: a fluctuating rate equal to the lender’s base rate plus an applicable margin or a periodic fixed rate equal to the London Interbank Offered Rate plus an applicable margin. Williams is required to pay a commitment fee (currently .25 percent annually) based on the unused portion of the facility. The margins and commitment fee are based on the specific borrower’s senior unsecured long-term debt ratings. Letters of credit totaling approximately $29 million, none of which are associated with us, have been issued by the participating institutions and no revolving credit loans were outstanding at December 31, 2006. We did not access this facility during 2006.

Leases

Our leasing arrangements include mostly premise and equipment leases that are classified as operating leases.

The major operating lease is a leveraged lease, which became effective during 1982 for our headquarters building. The agreement has an initial term of approximately 27 years, with options for consecutive renewal terms of approximately 9 years and 10 years. The major component of the lease payment is set through the initial and first renewal terms of the lease. Various purchase options exist under the building lease, including options involving adverse regulatory developments.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

We sublease portions of our headquarters building to third parties under agreements with varying terms. Following are the estimated future minimum annual rental payments required under operating leases, which have initial or remaining noncancelable lease terms in excess of one year:

(Thousands
of Dollars)

2007	$6,377
2008	6,376
2009	6,312

$19,065
Less: noncancelable
subleases	8,241

Total	$10,824

Operating lease rental expense, net of sublease revenues, amounted to ($1.2) million, $5.3 million, and $6.2 million for 2006, 2005 and 2004, respectively. (See Note 1 — Reclassifications and Adjustments.)

5.	EMPLOYEE BENEFIT PLANS

SFAS No. 158 Adoption

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158). This Statement requires sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of their pension and other postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158 related to our participation in Williams’ sponsored pension and other postretirement benefit plans, the effect of which has been reflected in the accompanying financial statements as of December 31, 2006, as described below. The adoption had no impact on the financial statements at December 31, 2005 or 2004. SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as we already use a measurement date of December 31. There is no effect on our Statement of Income for the year ended December 31, 2006, or for any periods presented related to the adoption of SFAS No. 158, nor will our future operating results be affected by the adoption.

Prior to the adoption of SFAS No. 158, accounting rules allowed for the delayed recognition of certain actuarial gains and losses caused by differences between actual and assumed outcomes, as well as charges or credits caused by plan changes impacting the benefit obligations that were attributed to participants’ prior service. These unrecognized net actuarial gains or losses and unrecognized prior service costs or credits represented the difference between the plans’ funded status and the amount recognized on the Balance Sheet. In accordance with SFAS No. 158, we recorded adjustments to accumulated other comprehensive loss, net of income taxes, to recognize the funded status of the pension plans on our Balance Sheet. We recorded an offsetting adjustment to regulatory liabilities for the other postretirement benefit plans. FERC ratemaking policies allow for any differences between the actuarially determined costs and amounts currently being recovered in rates related to other postretirement benefits to be collected in future rates. The detail of the effect of adopting SFAS No. 158 is provided in the following table.

The adjustments recorded to accumulated other comprehensive loss and regulatory liabilities will be recognized as components of net periodic pension expense or net periodic other postretirement benefit expense and amortized over future periods in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”

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NOTES TO FINANCIAL STATEMENTS — (Continued)

and SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” in the same manner as prior to the adoption of SFAS No. 158. Actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension or other postretirement benefit expense in the same period will now be recognized in other comprehensive loss and regulatory liabilities. These amounts will be recognized subsequently as a component of net periodic pension or other postretirement benefit expense following the same basis as the amounts recognized in accumulated other comprehensive loss and regulatory liabilities upon adoption of SFAS No. 158.

The effects of adopting SFAS No. 158 to our Balance Sheet at December, 31, 2006, are as follows:

	Prior to	Effect of	After
	SFAS No. 158	SFAS No. 158	SFAS No. 158
	Adoption(1)	Adoption(1)	Adoption(1)
	(Thousands of dollars)

Balances related to pension plans within:
Assets:
Noncurrent assets	$19,021	$(18,109)	$912
Regulatory assets	83	(83)	—
Liabilities:
Current liabilities	—	79	79
Noncurrent liabilities	3,377	10,941	14,318
Regulatory liabilities	16,562	—	16,562
Deferred income tax liabilities	—	(10,984)	(10,984)
Stockholder’s Equity:
Accumulated other comprehensive loss	—	(18,228)	(18,228)
Balances related to other postretirement benefits plans within:
Assets:
Noncurrent assets	13,639	25	13,664
Liabilities:
Regulatory liabilities	13,329	25	13,354

(1)	Amounts in brackets represent a reduction within the line item balance included on the Balance Sheet.

Prior to the adoption of SFAS No. 158, we had computed an additional minimum pension liability of $83 thousand. The effect of recognizing this additional minimum pension liability is included in the regulatory assets amount under the “Prior to SFAS No. 158 Adoption” column within the table above.

Accumulated other comprehensive loss at December 31, 2006 includes the following:

	Pension Benefits
	Gross	Net of Tax
	(Thousands of dollars)

Amounts not yet recognized in net periodic benefit expense:
Unrecognized prior service cost	$(494)	$(308)
Unrecognized net actuarial losses	(28,717)	(17,920)
Amounts expected to be recognized in net periodic benefit expense in 2007:
Prior service cost	77	48
Net actuarial losses	1,969	1,229

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NOTES TO FINANCIAL STATEMENTS — (Continued)

Regulatory liabilities include unrecognized prior service costs of $3,231 thousand and unrecognized net actuarial gains of $3,256 thousand. These amounts have not yet been recognized in net periodic other postretirement benefit expense.

Pension plans

We participate in noncontributory defined benefit pension plans with Williams and its subsidiaries that provide pension benefits for our eligible participants employees. Cash contributions related to our participation in the plans totaled $3.3 million in 2006, $3.7 million in 2005 and $3.6 million in 2004. These amounts are currently recoverable in our rates. Amounts expensed in each year were equal to the cash contributions. Any difference between the annual actuarially determined cost and amounts funded are recorded as an adjustment to the regulatory asset or liability. The amounts of pension benefit costs deferred as a regulatory liability at December 31, 2006 and 2005 are $16.6 million and $17.5 million, respectively.

At December 31, 2005, we had recorded an additional minimum pension liability of $28 thousand. As required by FERC accounting guidance, this balance was recorded as a regulatory asset instead of accumulated other comprehensive loss.

Postretirement benefits other than pensions

We participate in a plan with Williams and its subsidiaries that provides certain retiree health care and life insurance benefits for our eligible participants that were hired prior to January 1, 1992. The accounting for the plan anticipates future cost-sharing changes to the plan that are consistent with Williams’ expressed intent to increase the retiree contribution level, generally in line with health care cost increases. Cash contributions totaled $2.4 million in each of the years 2006, 2005, and 2004. We recover the actuarially determined cost of postretirement benefits through rates that are set through periodic general rate filings. Any differences between the annual actuarially determined cost and amounts currently being recovered in rates are recorded as an adjustment to a regulatory asset or liability and any unrecovered amounts will be collected through future rate adjustments. The amounts of postretirement benefits costs deferred as a regulatory liability at December 31, 2006 and 2005 are $13.4 million and $10.8 million, respectively. Amounts expensed in each year were equal to the cash contributions.

Defined contribution plan

Our employees participate in a Williams’ defined contribution plan. We recognized compensation expense of $1.8 million in 2006, $1.5 million in 2005 and $1.3 million in 2004.

Stock-Based Compensation

Plan Information

The Williams Companies, Inc. 2002 Incentive Plan (the “Plan”) was approved by Williams’ stockholders on May 16, 2002, and amended and restated on May 15, 2003, and January 23, 2004. The Plan provides for Williams common stock-based awards to both employees and nonmanagement directors. The Plan permits the granting of various types of awards including, but not limited to, stock options and deferred stock. Awards may be granted for no consideration other than prior and future services or based on certain financial performance targets being achieved.

Williams currently bills us directly for compensation expense related to stock-based compensation awards granted directly to our employees. We are also billed for our proportionate share of both WGP’s and Williams’ stock-based compensation expense through various allocation processes.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

Accounting for Stock-Based Compensation

Prior to January 1, 2006, we accounted for the Plan under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Compensation cost for stock options was not recognized in our Statement of Income for 2005, as all Williams stock options granted under the Plan had an exercise price equal to the market value of the underlying Williams common stock on the date of the grant. Prior to January 1, 2006, compensation cost was recognized for deferred share awards. Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment” (SFAS No. 123(R)), using the modified-prospective method. Under this method, compensation cost recognized in 2006 includes: (1) compensation cost for all Williams share-based payments granted through December 31, 2005, but for which the requisite service period had not been completed as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for most Williams share-based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The performance targets for certain performance based deferred shares have not been established, and therefore, expense is not currently recognized. Results for prior periods have not been restated.

Total stock-based compensation expense, included in administrative and general expenses, for the year ended December 31, 2006 was $0.9 million, excluding amounts allocated from WGP and Williams.

6.	INCOME TAXES

Significant components of the deferred tax liabilities and assets are as follows:

	December 31,
	2005	2006
	(Thousands of dollars)

Property, plant and equipment	$220,057	$269,276
Regulatory assets	12,303	15,800
Loss on reacquired debt	4,521	3,962
Other — net	8,024	5,808

Deferred tax liabilities	244,905	294,846

Accrued liabilities	2,569	29,225
Accrued benefits	9,701	14,218

Deferred tax assets	12,270	43,443

Net deferred tax liabilities	$232,635	$251,403

Reflected as:
Deferred income taxes — current asset	$3,913	$4,066
Deferred income taxes — noncurrent liability	236,548	255,469

	$232,635	$251,403

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NOTES TO FINANCIAL STATEMENTS — (Continued)

The provision for income taxes includes:

	Year Ended December 31,
	2004	2005	2006
	(Thousands of dollars)

Current:
Federal	$11,406	$52,292	$2,940
State	1,849	6,473	350

	13,255	58,765	3,290

Deferred:
Federal	30,128	(16,373)	26,388
State	3,396	(2,198)	3,143

	33,524	(18,571)	29,531

Total provision	$46,779	$40,194	$32,821

A reconciliation of the statutory Federal income tax rate to the provision for income taxes is as follows:

	Year Ended December 31,
	2004	2005	2006
	(Thousands of dollars)

Provision at statutory Federal income tax rate of 35 percent	$43,202	$39,182	$31,487
Increase (decrease) in tax provision resulting from —
State income taxes net of Federal tax benefit	3,409	2,779	2,270
Book/tax basis reconciliation adjustment	—	(1,835)	(723)
Other — net	168	68	(213)

Provision for income taxes	$46,779	$40,194	$32,821

Effective tax rate	37.90%	35.90%	36.48%

We provide for income taxes using the asset and liability method as required by SFAS 109, “Accounting for Income Taxes.” During 2006 and 2005, respectively, as a result of additional analysis of our tax basis and book basis assets and liabilities, we recorded a $0.7 million and a $1.8 million tax benefit adjustment to reduce the overall deferred income tax liabilities on the Balance Sheet. Management concluded that the effect of these corrections is not material to prior annual or interim periods, to 2006 and 2005 results, or to the trend of earnings.

Net cash payments (received from) made to Williams for income taxes were ($1.3) million, $63.7 million and $11.3 million in 2006, 2005 and 2004, respectively.

7.	FINANCIAL INSTRUMENTS

Disclosures About the Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, cash equivalents and advances to affiliate — The carrying amounts of these items approximates their fair value.

Long-term debt — The fair value of our publicly traded long-term debt is valued using year-end traded market prices. Private debt is valued based on the prices of similar securities with similar terms and credit

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NOTES TO FINANCIAL STATEMENTS — (Continued)

ratings. We used the expertise of an outside investment-banking firm to estimate the fair value of long-term debt. The carrying amount and estimated fair value of our long-term debt, including current maturities, were $688 million and $704 million, respectively, at December 31, 2006, and $520 million and $542 million, respectively, at December 31, 2005.

8.	TRANSACTIONS WITH MAJOR CUSTOMERS AND AFFILIATES

Concentration of Off-Balance-Sheet and Other Credit Risk

During the periods presented, more than 10 percent of our operating revenues were generated from each of the following customers:

	Year Ended December 31,
	2004	2005	2006
	(Thousands of dollars)

Puget Sound Energy, Inc.	$46,997	$56,480	$64,428
Northwest Natural Gas Co.	38,067	35,420	35,242

Our major customers are located in the Pacific Northwest. As a general policy, collateral is not required for receivables, but customers’ financial condition and credit worthiness are regularly evaluated and historical collection losses have been minimal.

Related Party Transactions

As a participant in Williams’ cash management program, we make advances to and receive advances from Williams. At December 31, 2006, the advances due to us by Williams totaled approximately $50 million. The advances are represented by demand notes. The interest rate on intercompany demand notes is based upon the weighted average cost of Williams’ debt outstanding at the end of each quarter, which was 7.81 percent at December 31, 2006. We received interest income from advances to these affiliates of $3.9 million, $3.8 million, and $4.5 million during 2006, 2005 and 2004, respectively. Such interest income is included in Other Income — net on the accompanying Statement of Income.

Williams’ corporate overhead expenses allocated to us were $18.7 million, $19.0 million and $20.3 million for 2006, 2005 and 2004, respectively. Such expenses have been allocated to us by Williams primarily based on the Modified Massachusetts formula, which is a FERC approved method utilizing a combination of net revenues, gross payroll and gross plant for the allocation base. In addition, Williams or an affiliate has provided executive, data processing, legal, accounting, internal audit, human resources and other administrative services to us on a direct charge basis, which totaled $15.6 million, $9.8 million and $7.9 million for 2006, 2005 and 2004, respectively. These expenses are included in General and Administrative Expense on the accompanying Statement of Income.

During the periods presented, our revenues include transportation and exchange transactions and rental of communication facilities with subsidiaries of Williams. Combined revenues for these activities totaled $3.4 million, $2.4 million and $2.0 million for 2006, 2005 and 2004, respectively.

We have entered into various other transactions with certain related parties, the amounts of which were not significant. These transactions and the above-described transactions are made on the basis of commercial relationships and prevailing market prices or general industry practices.

9.	ASSET RETIREMENT OBLIGATIONS

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143.” The Interpretation clarifies that the term “conditional asset retirement” as used in SFAS No. 143, “Accounting

NORTHWEST PIPELINE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

We adopted the Interpretation on December 31, 2005. In accordance with the Interpretation, we estimated future retirement obligations for certain assets previously considered to have an indeterminate life. As a result, we recorded an asset retirement obligation (ARO) of $15.4 million and a net increase in Property, Plant and Equipment of $0.9 million. We also recorded a $14.5 million regulatory asset for retirement costs expected to be recovered through our rates.

During 2006, we obtained additional information impacting our estimation of our ARO. Factors affected by the additional information included estimated settlement dates, estimated settlement costs and inflation rates. We adjusted the ARO related to certain assets because the additional information results in improved and the best available estimates regarding the ARO costs, lives, and inflation rates. As a result, we recorded an increase in Property Plant and Equipment of $31.6 million and a corresponding increase in Deferred Credits and Other Noncurrent Liabilities.

During 2006, our overall asset retirement obligation changed as follows (in thousands):

2006

Beginning balance	$15,372
Accretion	965
New obligations	1,451
Changes in estimates of existing obligations	30,232

Ending Balance	$48,020

The accrued obligations relate to our gas storage and transmission facilities. At the end of the useful life of our facilities, we are legally obligated to remove certain transmission facilities including underground pipelines, major river spans, compressor stations and meter station facilities. These obligations also include restoration of the property sites after removal of the facilities from above and below the ground.

NORTHWEST PIPELINE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

10.	REGULATORY ASSETS AND LIABILITIES

Our regulatory assets and liabilities result from our application of the provisions of SFAS No. 71 and are reflected on our balance sheet. Current regulatory assets are included in prepayments and other. Regulatory liabilities are included in deferred credits and other noncurrent liabilities. These balances are presented on our balance sheet on a gross basis and are recoverable over various periods. Below are the details of our regulatory assets and liabilities as of December 31, 2006 and 2005:

	2005	2006
	(Thousands of dollars)

Current regulatory assets — environmental costs	$1,400	$1,500

Non-current regulatory assets
Asset retirement obligations	14,456	15,501
Environmental costs	2,697	3,200
Grossed-up deferred taxes on equity funds used during construction	21,470	21,252
Levelized incremental projects	18,587	22,118
Other postemployment benefits	1,397	1,259

Total non-current regulatory assets	58,607	63,330

Total regulatory assets	$60,007	$64,830

Non-current regulatory liabilities
Negative salvage	$15,883	$18,178
Pension plans	17,478	16,562
Postretirement benefits	10,803	13,354

Total regulatory liabilities	$44,164	$48,094

11.	COMPREHENSIVE INCOME

Comprehensive income is as follows:

	2004	2005	2006
	(Thousands of dollars)

Net income	$76,655	$71,755	$57,143
Other comprehensive income:
Cash flow hedges:
Balance at beginning of period	—	—	—
Gain on cash flow hedges	—	—	619
Reclassification cash flow hedge gain into earnings	—	—	(34)

Balance at end of period	—	—	585

Minimum pension liability:
Balance at beginning of period	388	—	—
Minimum pension liability adjustment	(388)	—	—

Balance at end of period	—	—	—

Other comprehensive income before taxes	—	—	585
Income tax provision on other comprehensive income	—	—	(220)

Other comprehensive income	—	—	365

Comprehensive income	$76,655	$71,755	$57,508

NORTHWEST PIPELINE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The gain on cash flow hedges for 2006 represents a realized gain on forward starting interest rate swaps that we entered into prior to our issuance of fixed rate, long-term debt in the second quarter 2006. The swaps, which were settled near the date of the debt issuance, hedged the variability of forecasted interest payments arising from changes in interest rates prior to the issuance of our fixed rate debt. The gain will be amortized to reduce interest expense over the life of the related debt.

12.	IMPAIRMENTS

In the second quarter of 2004, we wrote off $8.9 million of previously capitalized costs related to one segment of pipe that we determined not to return to service.

13.	QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of unaudited quarterly financial data for 2006 and 2005:

	Quarter of 2006
	First	Second	Third	Fourth
	(Thousands of dollars)

Operating revenues	$79,638	$79,915	$81,088	$83,609
Operating income	30,946	29,955	27,764	27,618
Net income	15,902	17,474	11,273	12,494

Third quarter 2006 net income includes a decrease of $3.0 million for EAFUDC related to retirements of property, plant, and equipment. Fourth quarter 2006 includes a net increase in operating income of $3.3 million and a net increase in net income of $2.1 million related to error corrections for building lease expense and for depreciation of leasehold improvements. (See Note 1 — Reclassifications and Adjustments.)

	Quarter of 2005
	First	Second	Third	Fourth
	(Thousands of dollars)

Operating revenues	$80,283	$78,907	$79,639	$82,628
Operating income	37,664	34,498	36,074	33,140
Net income	18,317	17,189	18,252	17,997

Fourth quarter 2005 net income includes a $1.8 million tax benefit adjustment as a result of additional analysis of our tax basis and book basis assets and liabilities. (See Note 6.)

NORTHWEST PIPELINE CORPORATION

CONDENSED STATEMENT OF INCOME

	Six Months Ended
	June 30,
	2006	2007
	(Unaudited)
	(Thousands of dollars)

OPERATING REVENUES	$159,553	$205,698

OPERATING EXPENSES:
General and administrative	26,865	31,355
Operation and maintenance	30,334	30,844
Depreciation	35,184	39,405
Regulatory credits	(2,616)	(1,745)
Taxes, other than income taxes	8,914	6,480
Regulatory liability reversal (Note 1)	—	(16,562)

Total operating expenses	98,681	89,777

Operating income	60,872	115,921

OTHER INCOME — net
Interest income —
Affiliated	1,947	637
Other	1,249	365
Allowance for equity funds used during construction	3,134	1,511
Miscellaneous other income, net	3,690	1,001
Contract termination income	895	6,045

Total other income, net	10,915	9,559

INTEREST CHARGES:
Interest on long-term debt	19,189	24,104
Other interest	1,913	2,538
Allowance for borrowed funds used during construction	(1,600)	(934)

Total interest charges	19,502	25,708

INCOME BEFORE INCOME TAXES	52,285	99,772
PROVISION FOR INCOME TAXES	18,909	37,851

NET INCOME	$33,376	$61,921

See notes to financial statements

NORTHWEST PIPELINE CORPORATION

CONDENSED BALANCE SHEET

	December 31,	June 30,
	2006	2007
	(Audited)	(Unaudited)
	(Thousands of dollars)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,489	$367
Advance to affiliates	49,980	42,464
Accounts receivable —
Trade, less allowance of $53 for December 31, 2006 and June 30, 2007	32,230	36,576
Affiliated companies	591	1,495
Materials and supplies, less reserves of $472 for December 31, 2006 and $454 for June 30, 2007	10,013	10,280
Exchange gas due from others	10,556	6,497
Exchange gas offset	4,538	2,797
Deferred income taxes	4,066	2,723
Prepayments and other	7,945	8,462

Total current assets	121,408	111,661

PROPERTY, PLANT AND EQUIPMENT, at cost	2,669,056	2,734,278
Less — Accumulated depreciation	893,033	923,201

Total property, plant and equipment	1,776,023	1,811,077

OTHER ASSETS:
Deferred charges	32,093	39,999
Regulatory assets	47,829	51,929

Total other assets	79,922	91,928

Total assets	$1,977,353	$2,014,666

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable- Trade	$55,403	$26,021
Affiliated companies	13,701	9,821
Accrued liabilities —
Income taxes due to affiliate	3,090	7,739
Taxes, other than income taxes	6,779	8,665
Interest	7,038	5,166
Employee costs	10,759	7,492
Exchange gas due to others	15,094	9,294
Deferred contract termination income	6,045	—
Other	5,268	3,749
Current maturities of long-term debt	252,867	252,867

Total current liabilities	376,044	330,814

LONG-TERM DEBT LESS CURRENT MATURITIES	434,208	443,620
DEFERRED INCOME TAXES	255,469	274,243
DEFERRED CREDITS AND OTHER NONCURRENT LIABILITIES	98,595	90,431
CONTINGENT LIABILITIES AND COMMITMENTS,.
COMMON STOCKHOLDER’S EQUITY:
Common stock, par value $1 per share; authorized and outstanding, 1,000 shares	1	1
Additional paid-in capital	327,844	327,844
Retained earnings	503,055	564,974
Accumulated other comprehensive loss	(17,863)	(17,261)

Total common stockholder’s equity	813,037	875,558

Total liabilities and stockholder’s equity	$1,977,353	$2,014,666

See notes to financial statements

NORTHWEST PIPELINE CORPORATION

CONDENSED STATEMENT OF CASH FLOWS

	Six Months Ended
	June 30,
	2006	2007
	(Unaudited)
	(Thousands of dollars)

OPERATING ACTIVITIES:
Net Income	$33,376	$61,921
Adjustments to reconcile to net cash provided by operating activities — Depreciation	35,184	39,405
Regulatory credits	(2,616)	(1,745)
Provision for deferred income taxes	17,755	19,754
Amortization of deferred charges and credits	935	4,451
Allowance for equity funds used during construction	(3,134)	(1,511)
Regulatory liability reversal	—	(16,562)
Contract termination income	—	(6,045)
Changes in:
Trade accounts receivable	(1,060)	(4,346)
Affiliated receivables, including income taxes	5,284	(904)
Exchange gas due from others	8,251	5,800
Materials and supplies	194	(267)
Other current assets	(1,199)	(517)
Deferred charges	(3,433)	(5,140)
Trade accounts payable	(1,016)	(344)
Affiliated payables, including income taxes	7,535	769
Exchange gas due to others	(8,251)	(5,800)
Other accrued liabilities	630	(3,098)
Other deferred credits	1,828	3,931

Net cash provided by operating activities	90,263	89,752

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	174,447	184,362
Prepayments of long-term debt	—	(175,000)
Debt issuance costs	(2,310)	(2,133)
Premium on early retirement of long-term debt	—	(7,111)
Changes in cash overdrafts	3,444	(37,543)

Net cash provided by (used in) financing activities	175,581	(37,425)

INVESTING ACTIVITIES:
Property, plant and equipment —
Capital expenditures	(136,256)	(68,627)
Proceeds from sales	—	832
Asset removal cost	(10,272)	—
Changes in accounts payable	(6,532)	6,830
Proceeds from contract termination payments (Note 3)	3,348	—
Repayments from affiliates	20	7,516

Net cash used in investing activities	(149,692)	(53,449)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	116,152	(1,122)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	59,709	1,489

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$175,861	$367

See notes to financial statements

NORTHWEST PIPELINE CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Corporate Structure and Control

Northwest Pipeline Corporation (Northwest) is a wholly owned subsidiary of Williams Gas Pipeline Company, LLC (WGP). WGP is a wholly owned subsidiary of The Williams Companies, Inc. (Williams.)

In this report, Northwest Pipeline Corporation is at times referred to in the first person as “we”, “us” or “our”.

Basis of Presentation

Our 1983 acquisition by Williams has been accounted for using the purchase method of accounting. Accordingly, Williams performed an allocation of the purchase price to our assets and liabilities, based on their estimated fair values at the time of the acquisition. Williams has not pushed down the purchase price allocation (amounts in excess of original cost) of $69.8 million, as of June 30, 2007, to us as current Federal Energy Regulatory Commission (FERC) policy does not permit us to recover these amounts through our rates. The accompanying financial statements reflect our original basis in our assets and liabilities.

The condensed financial statements have been prepared from our books and records. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The condensed unaudited financial statements include all adjustments both normal recurring and others which, in the opinion of our management, are necessary to present fairly our financial position at June 30, 2007 and December 31, 2006, and results of operations for the three and six month periods ended June 30, 2007 and 2006, and cash flows for the six months ended June 30, 2007 and 2006. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in our 2006 Annual Report on Form 10-K and 2007 First Quarter Report on Form 10-Q.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying notes. Actual results could differ from those estimates. Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: 1) revenues subject to refund; 2) litigation-related contingencies; 3) environmental remediation obligations; 4) impairment assessments of long-lived assets; 5) deferred and other income taxes; 6) depreciation; 7) pension and other post-employment benefits; and 8) asset retirement obligations.

As a participant in Williams’ cash management program, we make advances to and receive advances from Williams. The advances are represented by demand notes. The interest rate on intercompany demand notes is based upon the weighted average cost of Williams’ debt outstanding at the end of each quarter.

Recent Accounting Standards

Effective January 1, 2007, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). The Interpretation prescribes guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. To recognize a tax position, the enterprise determines whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to

NORTHWEST PIPELINE CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

recognize in the financial statements. The tax position is measured as the largest amount of benefit, determined on a cumulative probability basis, that is greater than 50 percent likely of being realized upon ultimate settlement.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the Interpretation must be reported as an adjustment to the opening balance of retained earnings in the year of adoption. We adopted FIN 48 beginning January 1, 2007, as required. The adoption of FIN 48 did not have a material effect on our financial position or results of operations.

Our policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense.

As of January 1, 2007, the IRS examination of Williams’ consolidated U.S. income tax return for 2002 was in process. The Williams’ consolidated U.S. income tax return incorporates our tax information. During the first quarter of 2007, the IRS also commenced examination of Williams’ 2003 through 2005 consolidated U.S. income tax returns. IRS examinations for 1996 through 2001 have been completed but the years remain open while certain issues are under review with the Appeals Division of the IRS. The statute of limitations for most states expires one year after IRS audit settlement.

FERC Accounting and Reporting Guidance

On March 29, 2007, the FERC issued “Commission Accounting and Reporting Guidance to Recognize the Funded Status of Defined Benefit Postretirement Plans.” The guidance is being provided to all jurisdictional entities to ensure proper and consistent implementation of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158) for FERC financial reporting purposes beginning with the 2007 FERC Form 2 to be filed in 2008. We completed our evaluation and applied the FERC guidance during the second quarter of 2007. It had no effect on our financial statements.

Change in Accounting Estimate

In the second quarter of 2007, we recorded $16.6 million in income for a change in accounting estimate related to a pension regulatory liability. We have historically recorded a regulatory asset or liability for the difference between pension expense as estimated under Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions,” and the amount we have funded as a contribution to our pension plans. As a result of recent information, including the most recent rate filing, we have re-assessed the probability of refunding or recovering this difference and have concluded that it is not probable that it will be refundable or recoverable in future rates.

Reclassifications

A regulatory asset has been recorded in connection with our asset retirement obligations, and is being recovered through the negative salvage component of depreciation included in our rates. The negative salvage component of accumulated depreciation has been previously classified as a non-current regulatory liability. Beginning in 2007, the regulatory asset has been offset against the regulatory liability and prior periods have been reclassified to conform to the current period presentation.

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 presentation, including reflecting the change in bank overdrafts as financing activities and additional changes in capital related accounts payable as investing activities in the condensed statement of cash flows.

NORTHWEST PIPELINE CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

2.	RATE AND REGULATORY MATTERS

General Rate Case (Docket No. RP06-416)

On June 30, 2006, we filed a general rate case under Section 4 of the Natural Gas Act. On July 31, 2006, the FERC issued an Order accepting our filing and suspended the effective date of the new rates for five months, to become effective January 1, 2007, subject to refund. On January 31, 2007, we filed a stipulation and settlement agreement to resolve all outstanding issues in our pending rate case. On March 30, 2007, the FERC approved the submitted settlement. The settlement specified an annual cost of service of $404 million and increased our general system firm transportation rates from $0.30760 to $0.40984 per Dth, effective January 1, 2007. Refunds to customers were made during April 2007.

3.	CONTINGENT LIABILITIES AND COMMITMENTS

Legal Proceedings

In 1998, the United States Department of Justice (DOJ) informed Williams that Jack Grynberg, an individual, had filed claims in the United States District Court for the District of Colorado under the False Claims Act against Williams and certain of its wholly-owned subsidiaries including us. Mr. Grynberg had also filed claims against approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons. The relief sought was an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys’ fees, and costs. In April 1999, the DOJ declined to intervene in any of the Grynberg qui tam cases, and in October 1999, the Panel on Multi-District Litigation transferred all of the Grynberg qui tam cases, including those filed against Williams, to the United States District Court for the District of Wyoming for pre-trial purposes. In October 2002, the court granted a motion to dismiss Grynberg’s royalty valuation claims. Grynberg’s measurement claims remained pending against Williams, including us, and the other defendants, although the defendants had filed a number of motions to dismiss these claims on jurisdictional grounds. In May 2005, the court-appointed special master entered a report which recommended that many of the cases be dismissed, including the case pending against us and certain of the other Williams defendants. On October 20, 2006, the District Court dismissed all claims against us. Mr. Grynberg filed a Notice of Appeal from the dismissals with the Tenth Circuit Court of Appeals effective November 17, 2006.

Environmental Matters

We are subject to the National Environmental Policy Act and other federal and state legislation regulating the environmental aspects of our business. Except as discussed below, management believes that we are in substantial compliance with existing environmental requirements. We believe that, with respect to any additional expenditures required to meet applicable standards and regulations, the FERC would grant the requisite rate relief so that substantially all of such expenditures would be permitted to be recovered through rates.

Beginning in the mid-1980’s, we evaluated many of our facilities for the presence of toxic and hazardous substances to determine to what extent, if any, remediation might be necessary. We identified polychlorinated biphenyl (PCB) contamination in air compressor systems, soils and related properties at certain compressor station sites. Similarly, we identified hydrocarbon impacts at these facilities due to the former use of earthen pits and mercury contamination at certain gas metering sites. The PCBs were remediated pursuant to a Consent Decree with the U.S. Environmental Protection Agency in the late 1980’s and we conducted a voluntary clean-up of the hydrocarbon and mercury impacts in the early 1990’s. In 2005, the Washington Department of Ecology required us to reevaluate our previous mercury clean-ups in Washington. Currently, we are assessing the actions needed to bring the sites up to Washington’s current environmental standards. At June 30, 2007, we have accrued liabilities totaling approximately $7.6 million for these costs which are expected to be incurred

NORTHWEST PIPELINE CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

over the period from now through 2011. We consider these costs associated with compliance with these environmental laws and regulations to be prudent costs incurred in the ordinary course of business and, therefore, recoverable through our rates.

Safety Matters

Pipeline Integrity Regulations  We have developed an Integrity Management Plan that meets the United States Department of Transportation Pipeline and Hazardous Materials Safety Administration final rule that was issued pursuant to the requirements of the Pipeline Safety Improvement Act of 2002. In meeting the Integrity Regulations, we have identified the high consequence areas, including a baseline assessment and periodic reassessments to be completed within specified timeframes. Currently, we estimate that the cost to perform required assessments and remediation will be between $195 million and $215 million over the remaining assessment period of 2007 through 2012. The cost estimates have been revised to reflect refinements in the scope of required remediation and for increases in assessment and remediation costs. Management considers the costs associated with compliance with the rule to be prudent costs incurred in the ordinary course of business and, therefore, recoverable through our rates.

Other Matters

In addition to the foregoing, various other proceedings are pending against us incidental to our operations.

Summary

Litigation, arbitration, regulatory matters, environmental matters, and safety matters are subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the ruling occurs. Management, including internal counsel, currently believes that the ultimate resolution of the foregoing matters, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a material adverse effect upon our future financial position.

Termination of the Grays Harbor Transportation Agreement

Effective January 2005, Duke Energy Trading and Marketing, LLC (Duke) terminated its firm transportation agreement related to the Grays Harbor Lateral. We invoiced Duke the amount we believe was contractually owed by Duke according to the terms of the facilities reimbursement agreement and our tariff. Duke initially paid us approximately $88 million for the remaining net book value of the lateral facilities and approximately $6 million towards the related income taxes. We invoiced Duke for an additional $30 million, representing the additional income taxes related to the termination of the contract. Duke disputed this additional amount. We recorded a reserve against the full $30 million invoiced and deferred recognition of the $6 million received from Duke related to income taxes.

On June 16, 2005, we filed a Petition for a Declaratory Order with the FERC requesting that it rule on our interpretation of our tariff to aid in resolving the dispute with Duke. On October 4, 2006, the FERC issued its Order on Petition for Declaratory Order (2006 Order) addressing a possible equitable solution but not directly addressing the tariff interpretation issues that we had presented.

On November 3, 2006, we filed a request for rehearing of the FERC’s 2006 Order seeking a FERC determination of our tariff language concerning mid-term contractual buyouts and further clarification of the underlying principles of a possible equitable solution.

On June 15, 2007, the Federal Energy Regulatory Commission issued its Order on Rehearing in response to our request for rehearing, reaffirming its 2006 Order, but providing specific clarifications as to how the

NORTHWEST PIPELINE CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Duke buyout amount should be calculated with respect to related taxes. As a result of the Order on Rehearing, $6 million of previously deferred income was recognized in June 2007. Based upon terms of the Order, we are also seeking an additional $14 million (including interest) from Duke, for which no income has been recognized at June 30, 2007.

4.	DEBT AND FINANCING ARRANGEMENTS

Revolving Credit and Letter of Credit Facilities

Under Williams’ $1.5 billion unsecured revolving credit facility, letters of credit totaling $28.0 million, none of which were issued on our behalf, have been issued by the participating institutions and no revolving credit loans were outstanding under the facility at June 30, 2007.

On May 9, 2007, Williams amended its $1.5 billion unsecured credit facility, extending the maturity date from May 1, 2009 to May 1, 2012. Applicable borrowing rates and commitment fees for investment grade credit ratings were also modified.

Long-Term Debt

Current maturities

The current maturities of long-term debt at June 30, 2007 are primarily associated with $250 million of 6.625 percent notes that mature on December 1, 2007. We plan to refinance this debt.

Issuances and retirements

On April 4, 2007, we retired $175 million of 8.125 percent senior unsecured notes due 2010. We paid premiums of approximately $7.1 million in conjunction with the early debt retirement. As such amounts are deemed recoverable through rates, these premiums are deferred as a component of deferred charges on our condensed balance sheet and amortized over the life of the original debt.

On April 5, 2007, we issued $185 million aggregate principal amount of 5.95 percent senior unsecured notes due 2017 to certain institutional investors in a private debt placement.

Registration payment arrangements

Under the terms of our $185 million 5.95 percent senior unsecured notes mentioned above, we are obligated to file a registration statement for an offer to exchange the notes for a new issue of substantially identical notes issued under the Securities Act of 1933, as amended, within 180 days from closing and use commercially reasonable efforts to cause the registration statement to be declared effective within 270 days after closing. We may be required to provide a shelf registration statement to cover resales of the notes under certain circumstances. We may also be required to pay additional interest, up to a maximum of 0.5 percent annually, if we fail to satisfy these obligations. We launched an exchange offer on July 26, 2007, which will expire on August 23, 2007, unless we choose to extend the expiration.

5.	TRANSACTIONS WITH AFFILIATES

Included in our operating revenues for the six months ending June 30, 2007 and 2006 are amounts received from affiliates for transportation and exchange transactions of $3.8 million and $0.5 million, respectively. The rates charged to provide services to affiliates are the same as those that are charged to similarly-situated nonaffiliated customers.

Williams has a policy of charging subsidiary companies for management services provided by the parent company and other affiliated companies. Included in our administrative and general expenses for the six

NORTHWEST PIPELINE CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

months ending June 30, 2007 and 2006 are $8.9 million and $7.6 million, respectively, for such corporate expenses charged by Williams and other affiliated companies. Management considers the cost of these services to be reasonable.

6.	COMPREHENSIVE INCOME

Comprehensive income is as follows:

	Six Months Ended
	June 30,
	2006	2007
	(Thousands of dollars)

Net income	$33,376	$61,921
Gain on cash flow hedges	387	—
Reclassification of cash flow hedge gain into earnings, net of tax	(2)	(19)
Pension benefits, net of tax
Amortization of prior service cost ial loss	—	24
Amortization of net actuarial loss	—	597

Total comprehensive income	$33,761	$62,523

The gain on cash flow hedges for the six months ending June 30, 2006 represents a realized gain on forward starting interest rate swaps that we entered into prior to our issuance of fixed rate, long-term debt in the second quarter 2006. The swaps, which were settled near the date of the debt issuance, hedged the variability of forecasted interest payments arising from changes in interest rates prior to the issuance of our fixed rate debt.

APPENDIX A

FORM OF
AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
WILLIAMS PIPELINE PARTNERS L.P.

A-1

APPENDIX B

GLOSSARY OF TERMS

Adjusted EBITDA for Northwest:  For any period, means net income, plus interest expense net of non-cash allowance for debt AFUDC, income tax expense and depreciation and amortization, less regulatory credits, interest income and other income (expense), net. Other income (expense), net primarily consists of a non-cash EAFUDC, and certain other items including non-cash items.

Adjusted operating surplus:  For any period, operating surplus generated during that period is adjusted to:

•	operating surplus generated with respect to that period (excluding the $ million “basket” included as a component of operating surplus ); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium

Available cash:  Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business, including necessary maintenance capital expenditures;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distribution to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, all cash on hand on the date of determination resulting from cash received after the end of that quarter in respect of our ownership interest in Northwest and attributable to its operations during that quarter; and

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

Working capital borrowings are generally borrowings that are made under a credit agreement or another arrangement, are used solely for working capital purposes or to pay distributions to unitholders and are intended to be repaid within twelve months.

Bcf:  One billion cubic feet of natural gas.

Btu:  When used in terms of volumes, Btu is used to refer to the amount of natural gas required to raise the temperature of one pound of water by one degree Fahrenheit at one atmospheric pressure.

Capital account:  The capital account maintained for a partner under the partnership agreement. The capital account in respect of a general partner interest, a common unit, a subordinated unit, an incentive distribution right or other partnership interest will be the amount which that capital account would be if that general partner interest, common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Williams Pipeline Partners L.P. held by a partner.

Capital surplus:  All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

Closing Price:  The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the our general partner’s board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner’s board of directors.

Current Market Price:  For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

Debt AFUDC:  Non-cash allowance for debt funds used during construction.

Dth:  Decatherm.

EAFUDC:  Non-Cash allowance for equity funds used during construction.

GAAP:  Generally accepted accounting principles in the United States.

General and administrative expenses:  General and administrative expenses include employment costs, cost of facilities, as well as legal, information technology, finance and accounting, tax, audit and other administrative costs.

Greenfield Construction:  The construction of an asset or system in an area where no previous facilities existed.

Interim Capital Transactions:  The following transactions if they occur prior to liquidation:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets;

•	the termination of interest rate swap agreements or commodity hedge contracts prior to the termination date specified therein;

•	capital contributions received by us; and

•	corporate reorganizations or restructurings.

Local Distribution Company or LDC:  LDCs are companies involved in the delivery of natural gas to consumers within a specific geographic area.

LNG:  Liquid natural gas.

MMBtu:  One million British Thermal Units.

MMBtu/d:  One million British Thermal Units per day.

MMcf:  One million cubic feet of natural gas. For purposes of this document, we have assumed one MMcf to be equal to 1,000 MMBtu.

Operating expenditures:  All of our expenditures, including, but not limited to, taxes, payments to our general partner, reimbursement of expenses incurred by our general partner or its affiliates on our behalf, non-pro rata purchases of units, interest payments, payments made in the ordinary course of business under interest rate swap agreements and commodity hedge contracts, repayments of working capital borrowings and maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions (as defined below);

•	distributions to our partners (including distributions in respect of Class B common units, if any, and incentive distribution rights); or

•	non-pro rata purchases of units of any class made with the proceeds of an interim capital transaction.

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner, with the concurrence of our conflicts committee.

Operating surplus:  For any period prior to liquidation, on a cumulative basis and without duplication:

•	$ million; plus

•	all of our cash receipts after the closing of this offering (other than pursuant to the next bullet), excluding cash from our interim capital transactions; plus

•	all of our cash receipts after the end of a quarter but before the date of determination resulting from cash distributions paid on our ownership interest in Northwest (excluding any such amounts constituting either (i) cash proceeds from the balance of notes receivable outstanding as of the closing of this offering between Williams and Northwest under Williams’ cash management program, or (ii) the proceeds from Northwest’s interim capital transactions); plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity issued and interest payments (and related fees) made on debt incurred to finance all or a portion of the construction, acquisition or improvement of a capital asset (such as equipment or facilities) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition, replacement or improvement and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service or the date that it is abandoned or disposed of; less

•	our operating expenditures after the closing of this offering, including maintenance capital expenditures (including capital contributions to Northwest to be used by it for maintenance capital expenditures); less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred.

Peak Day:  The highest level of throughput transported through a pipeline system on any given day.

Subordination period:  The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

(a) the first day of any quarter beginning after December 31, 2010 for which:

(1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the “adjusted operating surplus” generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units and the related distribution on the general partner units during those periods on a fully diluted basis; and

(3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

(b) the date on which our general partner is removed as general partner of Williams Pipeline Partners L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal provided, however, subordinated units may convert into common units as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period — Early Conversion of Subordinated Units.”

Tbtu:  One trillion British Thermal Units.

Throughput:  The volume of natural gas transported through a pipeline.

Working capital borrowings:  Generally, borrowings that are made under a credit agreement or another arrangement, are used solely for working capital purposes or to pay distributions to unitholders and are intended to be repaid within twelve months.

13,000,000 Common Units
Representing Limited Partner Interests

PROSPECTUS
          , 2007

Lehman Brothers
Citi

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee		$9,639
FINRA filing fee		31,895
NYSE listing fee		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the form of Underwriting Agreement which will be filed as an exhibit to this registration statement in which we and our affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities.

Effective August 31, 2007, in connection with the formation of Williams Pipeline Partners L.P. (the “Partnership”), the Partnership issued to (i) Williams Pipeline GP LLC (the “general partner”) a 2% general partner interest in the Partnership for $20 and (ii) Williams Pipeline Services Company a 98% limited partner interest in the Partnership for $980. The issuance was exempt from registration under Section 4(2) of the Securities Act. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and has represented to the registrant that the partnership interests were acquired for investment.

At the closing of the offering contemplated by this registration statement, the Partnership will issue 484,957 general partner units, 7,759,304 subordinated units and 3,003,565 common units to the general partner in exchange for all of the outstanding equity interests in Williams Pipeline Partners Holdings LLC, an entity holding a 12.1% interest in Northwest Pipeline GP. This issuance will be exempt from registration under Section 4(2) of the Securities Act. The purchaser will be a sophisticated investor with access to all relevant information necessary to evaluate the investment and will represent to the registrant that the partnership interests are being acquired for investment.

There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following documents are filed as exhibits to this registration statement:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Certificate of Limited Partnership of Williams Pipeline Partners L.P.
3	.2*	Form of First Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P. (included as Appendix A to the Prospectus)
3	.3**	Certificate of Formation of Williams Pipeline GP LLC
3	.4*	Form of Limited Liability Company Agreement of Williams Pipeline GP LLC
5	.1*	Opinion of Holland & Hart LLP as to the legality of the securities being registered
8	.1*	Opinion of Andrews Kurth L.L.P. relating to tax matters
10	.2*	Form of Contribution, Conveyance and Assumption Agreement
10	.3*	Form of Interest Purchase Agreement
10.5		Form of Long-Term Incentive Plan of Williams Pipeline GP LLC
10	.6*	General Partnership Agreement of Northwest Pipeline GP
10.7		Form of Working Capital Loan Agreement
21	.1*	List of subsidiaries of Williams Pipeline Partners L.P.
23.1		Consent of Ernst & Young LLP
23	.4*	Consent of Holland & Hart LLP (contained in Exhibit 5.1)
23	.5*	Consent of Andrews Kurth L.L.P. (contained in Exhibit 8.1)
24	.1**	Powers of Attorney (included on the signature page)

*	To be filed by amendment.

**	Previously filed.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with Williams Pipeline GP LLC, our general partner, or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Williams Pipeline GP LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement No. 333-146015 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on October 29, 2007.

Williams Pipeline Partners L.P.

By: Williams Pipeline GP LLC,
Its General Partner

By:	/s/ Steven J. Malcolm* Its Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement No. 333-146015 has been signed below by the following persons in the capacities and on the dates indicated.

Name		Title	Date

/s/ Steven J. Malcolm* Steven J. Malcolm		(Principal Executive Officer)	October 29, 2007

/s/ Donald R. Chappel* Donald R. Chappel		(Principal Financial and Accounting Officer)	October 29, 2007

/s/ Phillip D. Wright* Phillip D. Wright		Chief Operating Officer and Director	October 29, 2007

/s/ Rodney J. Sailor* Rodney J. Sailor		Director	October 29, 2007

*By:	/s/ Richard M. Carson Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Certificate of Limited Partnership of Williams Pipeline Partners L.P.
3	.2*	Form of First Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P. (included as Appendix A to the Prospectus)
3	.3**	Certificate of Formation of Williams Pipeline GP LLC
3	.4*	Form of Limited Liability Company Agreement of Williams Pipeline GP LLC
5	.1*	Opinion of Holland & Hart LLP as to the legality of the securities being registered
8	.1*	Opinion of Andrews Kurth L.L.P. relating to tax matters
10	.2*	Form of Contribution, Conveyance and Assumption Agreement
10	.3*	Form of Interest Purchase Agreement
10.5		Form of Long-Term Incentive Plan of Williams Pipeline GP LLC
10	.6*	General Partnership Agreement of Northwest Pipeline GP
10.7		Form of Working Capital Loan Agreement
21	.1*	List of subsidiaries of Williams Pipeline Partners L.P.
23.1		Consent of Ernst & Young LLP
23	.4*	Consent of Holland & Hart LLP (contained in Exhibit 5.1)
23	.5*	Consent of Andrews Kurth L.L.P. (contained in Exhibit 8.1)
24	.1**	Powers of Attorney (included on the signature page)

*	To be filed by amendment.

**	Previously filed.